Annual Report 2011


11008301


SEC MAIL PROCESSING
RECEIVED
AUG 26 2011
WASH, D.C.
211
SECTION

plantronics

Simply Smarter Communications™




50 YEARS
OF INNOVATION
plantronics

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Annual Report 2011 Financial Highlights

Net Revenues
Dollars in millions



676.5
747.9
674.6
613.8
683.6
Fiscal Year
2007
2008
2009
2010
2011

Income from Continuing Operations, Net of Tax
Dollars in millions



67.3
92.0
45.3
76.5
109.2
Fiscal Year
2007
2008
2009
2010
2011

Diluted Earnings Per Common Share—Continuing Operations
Dollars



1.40
1.87
0.93
1.55
2.21
Fiscal Year
2007
2008
2009
2010
2011

Cash/Cash Equivalents and Short-Term Investments
Dollars in millions



103.4
163.1
218.2
369.2
429.9
Fiscal Year
2007
2008
2009
2010
2011

Other Financial Data
In millions

Years Ended	March 31, 2009	March 31, 2010	**March 31, 2011**
Cash provided from operating activities	$ 99.2	$ 143.7	$ 158.2
Total assets	$ 633.1	$ 655.4	$ 744.6
Total stockholders' equity	$ 525.4	$ 571.3	$ 634.9
Shares used in diluted per share calculation	48.9	49.3	49.3

Plantronics Timeline of Innovation



1961
Pacific Plantronics
is incorporated

1972
Plamex
(Plantronics Mexico)
opens in Tijuana

1983
The new **StarSet Supr**
soon becomes the cal
center industry stand



1963
FAA selects Plantronics
as sole headset provider



1969
First words from the moon
spoken through Plantronics
headsets



1983
Sally Ride uses
Plantronics headset
in space





1995
FreeHand, an ultra-lightweight in-the-ear headset is introduced


50
YEARS
OF INNOVATION
plantronics.

2011
Plantronics celebrates 50 years of innovation

2003
The **CS50** brings wireless freedom to the office

2000
Digitally enhanced USB headsets for the PC and Mac are introduced

2010
Savi Office unifies PC and desk phone communications



Plantronics Letter from the CEO

Dear Fellow Stockholders,

Fiscal 2011 was significant for Plantronics on many fronts; we produced better than expected financial results and strengthened our competitive position, particularly in the Unified Communications (UC) market. As we celebrate our 50th anniversary this year, we believe that our best long-term revenue and profit opportunities are in front of us and that we are well positioned for them.

For the year, we achieved record financial performance, including record earnings and cash flows from operations. We also continued to distribute capital to stockholders through our stock repurchase programs with the repurchase of over 3.3 million shares, and recently announced a 7 million share repurchase program.

With the celebration of our 50th anniversary, we introduced a new portfolio of groundbreaking products and services and launched our vibrant new brand with a new identity system. Our new vision and strategy, called Simply Smarter Communications,™ incorporates our intuitive and intelligent approach to communicating and collaborating. It represents our ability to deliver innovative products that provide exceptional sound quality and enables our customers to "simply communicate."

Last year, I discussed our belief that the opportunity created by the deployment of UC technologies would be the most significant in our history. Since then, we've seen meaningful progress in the market in terms of enterprise adoption of the technology and UC platform launches and upgrades. This, combined with the strengthening of our partnerships with UC vendors, validates our strategy and product portfolio and reconfirms our belief in the opportunity.

Among the notable products we introduced for UC is the Voyager® PRO UC headset. Utilizing our patent pending Smart Sensor™ Technology, it lets users answer mobile phones and PC calls simply by placing the headset on their ear. There's no need to press buttons, open applications, or provide voice commands to answer a call. This intelligent headset senses whether or not it is on a person's ear and routes the call to either the headset or handset as appropriate. The Voyager PRO UC also brings a new level of utility to PC and mobile phone communications by integrating with PC softphone clients. For example, Voyager PRO UC will automatically inform applications, such as Skype® or Microsoft® Lync,™ that you're on a mobile call, and will change your presence status to busy so contacts will know not to interrupt you. This technology represents an enormous value-add to the communications systems by providing both context and intelligence.

The new Calisto® 800 Series represents the first speakerphones in our UC product portfolio to combine multi-device hands-free connectivity with intuitive visual call management and full-duplex wideband audio. These products are optimized for use with different UC platforms and designed for private office and home office workers who depend on multiple communication devices to collaborate effectively. The Calisto 800 Series also provides a unique wireless microphone for enhanced freedom of movement.

Last year, I communicated that our long-term prospects for revenue and earnings growth were brighter than ever, and we continue to believe this is true. Increased adoption of UC technologies, combined with high levels of enterprise interest in our UC product portfolio, should drive strong revenue growth in our Office and Contact Center products.

Finally, in fiscal 2012, we will continue to focus on our goal of winning in UC as a means to maximize long-term stockholder value.

On behalf of everyone at Plantronics, I want to thank you for your continued support.

Sincerely,





Ken Kannappan
President and Chief Executive Officer



Our Brand Promise

Plantronics delivers audio solutions that allow you to simply communicate.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 2, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number: 1-12696

Plantronics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**77-0207692**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
345 Encinal Street, Santa Cruz, California	**95060**
(Address of principal executive offices)	(Zip Code)

(831) 426-5858
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
COMMON STOCK, $.01 PAR VALUE	**NEW YORK STOCK EXCHANGE**
PREFERRED SHARE PURCHASE RIGHTS	**NEW YORK STOCK EXCHANGE**

Securities registered pursuant to Section 12(g) of the Act:
NONE
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one).

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the Registrant, based upon the closing price of $33.91 for shares of the Registrant's common stock on October 1, 2010, the last trading day of the registrant's most recently completed second fiscal quarter as reported by the New York Stock Exchange, was approximately $1,602,180,651. In calculating such aggregate market value, shares of common stock owned of record or beneficially by officers, directors, and persons known to the Registrant to own more than five percent of the Registrant's voting securities as of October 1, 2010 (other than such persons of whom the Registrant became aware only through the filing of a Schedule 13G filed with the Securities and Exchange Commission) were excluded because such persons may be deemed to be affiliates. This determination of affiliate status is for purposes of this calculation only and is not conclusive.

As of April 30, 2011, 48,103,129 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2011 Annual Meeting of Stockholders to be held on or about August 5, 2011 are incorporated by reference into Part III of this Annual Report on Form 10-K.

plantronics®
Simply Smarter Communications™

Plantronics, Inc.
FORM 10-K
For the Year Ended March 31, 2011
TABLE OF CONTENTS

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PART I

This Annual Report on Form 10-K is filed with respect to our fiscal year 2011. Each of our fiscal years ends on the Saturday closest to the last day of March. Fiscal year 2011 ended on April 2, 2011, fiscal year 2010 ended on April 3, 2010, and fiscal year 2009 ended on March 28, 2009. Fiscal year 2011 consisted of 52 weeks, and fiscal years 2010 and 2009 consisted of 53 and 52 weeks, respectively. *For purposes of consistent presentation, we have indicated in this report that each fiscal year ended "March 31" of the given year, even though the actual fiscal year end may have been on a different date.*

CERTAIN FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements may generally be identified by the use of such words as "expect," "anticipate," "believe," "intend," "plan," "will," or "shall," and are based on current expectations and entail various risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of a number of factors, including, but not limited to the factors discussed in the subsection entitled "Risk Factors" in Item 1A of this Form 10-K. This Annual Report on Form 10-K and our Annual Report to Stockholders should be read in conjunction with these risk factors. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. BUSINESS

COMPANY BACKGROUND

Plantronics, Inc. ("Plantronics," "the Company," "we", "our," or "us") is a leading worldwide designer, manufacturer, and marketer of lightweight communications headsets, telephone headset systems, and accessories for the business and consumer markets under the Plantronics brand. In addition, we manufacture and market, under our Clarity brand, specialty telephone products, such as telephones for the hearing impaired, and other related products for people with special communication needs.

Our headsets are communications tools, providing freedom to use your hands while staying connected to your communication or entertainment device, freedom to move around, and freedom from using keyboards by enhancing speech recognition capabilities. We apply a variety of technologies to develop high quality products to meet the needs of our customers, whether it is for communications or personal entertainment. Our headsets are widely used with mobile phones, in contact centers, in the office, in the home, for applications such as Unified Communications ("UC"), with Voice over Internet Protocol ("VoIP"), for gaming, and for other specialty applications. Our major product categories include *Office and Contact Center ("OCC")*, which includes corded and cordless communication headsets, audio processors and telephone systems; *Mobile*, which includes *Bluetooth*® and corded products for mobile phone applications; *Gaming and Computer Audio*, which includes personal computer ("PC") and gaming headsets; and *Clarity*, which includes specialty products marketed for hearing impaired individuals. All products are generally sold under the Plantronics and Clarity brands.

We ship our products to approximately 65 countries through a worldwide network of distributors, retailers, wireless carriers, original equipment manufacturers ("OEMs"), and telephony service providers. We have well-developed distribution channels in North America, Europe, Australia and New Zealand, where use of our products is widespread. Our distribution channels in other regions of the world are less mature, and while we primarily serve the contact center markets in those regions, we continue to expand into the office, mobile and entertainment, digital audio, and specialty telephone markets in those regions and additional international locations. Revenues from our retail channel are cyclical, with our third fiscal quarter typically being the strongest quarter due to holiday seasonality.

Plantronics was founded and incorporated in the State of California in 1961 and initially became a public company in 1977. We then became a private company in a leveraged buyout in 1989 and subsequently reincorporated in the State of Delaware. In 1994, Plantronics again became a public company listed on the New York Stock Exchange ("NYSE") under the ticker symbol "PLT".

On August 18, 2005, we acquired Altec Lansing Technologies, Inc. ("Altec Lansing"), a market leader in docking and PC audio systems, and it subsequently became our Audio Entertainment Group ("AEG") segment. On December 1, 2009, we sold Altec Lansing, our AEG segment.

We provide access free of charge directly on our website (www.plantronics.com) or through a link on our website to the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission: our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13 (a) or 15(d) of the Securities Exchange Act of 1934.

Our principal executive offices are located at 345 Encinal Street, Santa Cruz, California, 95060. Our telephone number is (831) 426-5858. Our internet address is www.plantronics.com. Our Investor Relations website, which contains, among other things, documents regarding our corporate governance and the charters of the standing committees of our Board of Directors, is also accessible through www.plantronics.com.

BUSINESS SEGMENTS AND MARKET INFORMATION

Prior to December 1, 2009, we operated as two segments, the Audio Communications Group ("ACG") and AEG. As previously noted, we completed the sale of Altec Lansing, which comprised our AEG segment, effective December 1, 2009; therefore, it is no longer included in continuing operations, and we operate as one segment. We have classified the AEG operating results, including the loss on sale of AEG, as discontinued operations in the Consolidated statement of operations for all periods presented.

General Industry Background

Plantronics operates predominantly in the consumer electronics market and focuses on the design, manufacture, and distribution of headsets for business and consumer applications, and other specialty products for the hearing impaired. We develop enhanced communications for offices and contact centers, mobile and cordless phones, and computers and gaming consoles. We offer our products primarily under two brands – *Plantronics* and *Clarity*.

On a long-term basis, the demand for headsets has generally grown in both of our traditional markets which include the enterprise market and the consumer market. The trend towards wireless products has been a significant factor in each of these markets. Our business is sensitive to economic cycles, and we experienced a decrease in demand in fiscal 2009 and 2010 due to the global economic recession. We experienced some recovery in our revenues beginning in the second half of fiscal 2010 which continued into fiscal 2011; however, there can be no assurance that this recovery will be sustained. Our headset products enhance communications by providing the following benefits:

- better sound quality that provides clearer conversations on both ends of a call through a variety of features and technologies, including noise-canceling microphones, Digital Signal Processing ("DSP"), and more;
- wireless freedom allowing people to take and make calls as they move freely without cords or cables around their office or home, or easily from public to private space when privacy is required;
- multi-tasking benefits which allow people to use computers and mobile devices including smartphones or other devices, take notes and organize files while talking hands free;
- enabling emerging UC integration for telephony, mobile, cloud and PC across varied applications, and providing greater privacy than speakerphones;
- contributing to greater driving safety and enabling a motor vehicle operator to comply with hands-free legislation by having both hands free to drive while talking on a mobile phone;
- voice command and control that let people take advantage of voice dialing and/or other voice-based features to make communications and the human/electronic interface more natural and convenient;
- providing ergonomic relief from repetitive stress injuries and discomfort associated with placing a telephone handset between the shoulder and neck;
- providing greater comfort and convenience than a telephone alone on longer duration calls;
- providing a convenient means for connecting between various applications and voice networks, whether that be between land line and mobile phones, or between PC-based communications and other networks; and
- sensor technology which allows calls to automatically be answered when the user attaches the headset, transfers calls from the headset to the mobile phone when the user removes the headset, and, with some softphone applications, updates the user's presence.

The proliferation of desktop computing makes communications headsets a product of choice in many occupations because they permit users to be more efficient in an ergonomically comfortable environment by allowing them to verbally communicate without holding traditional handset devices. Growing awareness of driver safety and impending or existing hands-free legislation mandating hands-free devices for telephonic communications while driving has led to increased headset adoption for mobile phone users. The increased adoption of new and existing technologies, such as UC, *Bluetooth*, VoIP, DSP, and Digital Enhanced Cordless Telecommunications ("DECT"), each of which is described below, contributes to demand for our headsets and audio solutions in the future:

- *UC* is the integration of voice, data and video-based communications systems enhanced with software applications and IP networks. It may include the integration of devices and media associated with a variety of business workflows and applications, including e-mail, instant messaging, presence, audio, video and web conferencing and unified messaging. UC seeks to provide seamless connectivity and user experience for enterprise workers regardless of their location and environment, improving the overall business efficiency and providing more effective collaboration among an increasingly distributed workforce.
- *Bluetooth* wireless technology is a short-range communications technology intended to replace the cables connecting portable and/or fixed devices while maintaining high levels of security. The key features of *Bluetooth* technology are robustness, low power, and low cost. The *Bluetooth* specification defines a uniform structure for a wide range of devices to connect and communicate with each other. *Bluetooth* technology has achieved global acceptance such that any *Bluetooth* enabled device, almost anywhere in the world, can connect to other *Bluetooth* enabled devices in proximity.
- *VoIP* is a technology that allows a person to communicate using a broadband Internet connection instead of a regular (or analog) telephone line. VoIP converts the voice signal into a digital signal that travels over the Internet or other packet-switched networks and then converts it back at the other end so that the caller can speak to anyone with another VoIP connection or a regular (or analog) phone line.
- *DSP* is a technology that delivers acoustic protection and optimal sound quality through noise reduction, echo cancellation, and other algorithms to improve both transmit and receive quality.
- *DECT* is a technology that optimizes audio quality, lowers interference with other wireless devices, and is digitally encrypted for heightened call security.

Markets

Our products are designed to meet the needs of specific markets and applications such as offices (ranging from enterprise to home offices), contact centers, mobile devices (such as mobile phones and smartphones), computer and gaming, residential, and other specialty applications. These markets and applications are increasingly overlapping as work styles and lifestyles change, and people use devices for multiple applications such as communication, music, and video entertainment. We serve these markets through our product categories listed below.

Office and Contact Center

The office market comprises our largest revenue stream and we offer a broad range of communications headsets, including high-end, ergonomically designed headsets, audio processors, and telephone systems. Our end-users consist of enterprise employees as well as small office, home office, and remote workers. Growth in this market comes from three main factors:

- the adoption of wireless solutions and the freedom they allow;
- increasing deployment of UC systems; and
- growing awareness of the benefits of using headsets.

We believe the office market represents our largest revenue and profit growth opportunity. The contact center market is our most mature market, and we expect this market to grow slowly over the long-term. We expect that contact centers will increasingly adopt UC to help improve productivity and reduce costs. We develop audio endpoints tailored specifically to UC, and as UC adoption continues to increase, we will continue to lead in new product performance by creating solutions that combine hardware and software for improved customer solutions.

Mobile

Use of headsets with mobile phones has grown worldwide. Mobile represents a large unit volume market and is our second largest revenue stream. Use of headsets with mobile phones has grown worldwide, particularly due to continued *Bluetooth* technology adoption and hands-free legislation regarding the use of mobile phones while driving. As headsets become more widely used, users are becoming more fashion conscious and style has become as important as functionality and technology. Our mobile headsets merge technological innovations with style. The mobile headset market is beginning to slow in the United States ("U.S."). We believe this market is likely to grow more slowly in the future than it has in the past as it continues to mature.

Entertainment and Computer Audio

Entertainment and computer audio headsets, whether they are used for interactive on-line gaming or switching between music and phone calls for multi-functional devices, represent an emerging market opportunity for us.

We believe that a number of fundamental factors are likely to increase our customers' need for PC-compatible headsets in the future, including the convergence of telephony and entertainment, internet multimedia applications such as streaming audio and video, VoIP, gaming, and video conferencing. As devices providing these users' needs converge, our headsets need to be PC-compatible, mobile phone compatible, MP3 compatible and various combinations of these. We believe our product roadmaps address the convergence brought about by these needs.

Specialty Products

Our specialty products sold under our Clarity brand address the unique needs of various consumer groups, one of which is the increasing number of people worldwide suffering from hearing loss. We offer a comprehensive range of communications products that serves customers with mild, moderate, and severe hearing loss as well as the deaf community.

FOREIGN OPERATIONS

In fiscal 2011, 2010 and 2009 net revenues outside the U.S. accounted for approximately 41%, 38%, and 37%, respectively, of our total net revenues. Revenues derived from foreign sales generally are subject to additional risks such as fluctuations in exchange rates, increased tariffs, the imposition of other trade barriers, and potential currency restrictions. In fiscal 2011, we continued to engage in hedging activities to limit our transaction and economic exposures, and to mitigate our exchange rate risks. We hedged our economic exposure by hedging a portion of our anticipated Euro and Great Britain Pound denominated sales and our Mexican Peso denominated expenditures, which together constitute the most significant portion of our currency exposure. In addition, we hedged our balance sheet exposure by hedging Euro, Great Britain Pound and Australian Dollar denominated cash balances, accounts receivable and accounts payable. The U.S. Dollar has recently declined in value relative to the Euro and Great Britain Pound. While our existing hedges cover a certain amount of exposure for our fiscal 2012, any long-term weakening of the Euro and Great Britain Pound relative to the U.S. Dollar may have a material adverse impact on our financial results.

Further information regarding our foreign operations, as required by Item 101(d) of Regulation S-K, can be found in the Consolidated Financial Statements and related notes herein.

COMPETITION

The market for our products is very competitive and some of our competitors have greater financial resources than we do, as well as production, marketing, engineering and other capabilities to develop, manufacture, market and sell their products.

One of our primary competitors is GN Netcom, a subsidiary of GN Store Nord A/S., a Danish telecommunications conglomerate, who competes with us in the office, contact center, and mobile markets and on a limited scale, in the PC market. In addition, Motorola, Logitech, and Aliph are significant competitors in the consumer headset market and Sennheiser Communications is a competitor in the computer, office, and contact center markets. We also believe there may be increased competition from the major mobile phone device makers such as Nokia, Motorola, LG Electronics, Samsung and Sony.

We believe the principal factors to be successful and competitive in each of the markets we serve are:

- our understanding of emerging markets and new technologies, such as UC, and our ability to react quickly to the opportunities that they provide;
- our ability to bring to market products that deliver on performance, product design, style, comfort, features, sound quality, simplicity, price and reliability;
- maintenance of our brand name recognition and reputation;
- superior customer service, support and warranty terms; and
- effective and efficient distribution channels that allow us to market and sell our products.

We believe that our products and our strategy enable us to compete based on these factors.

RESEARCH AND DEVELOPMENT

We believe that the future success of our business depends upon our ability to enhance our existing products, to develop compelling new products, to develop cost effective products, to have our products qualified by our technology partners and customers, to successfully introduce these products to existing and new markets on a timely basis, and to commence and sustain volume production to meet customer demands.

During fiscal 2011, we developed and introduced innovative products that enabled us to better address changing customer demands and emerging market trends. Our goal is to bring the right products to market at the right time and have best in class development processes.

Our core research and development focus in fiscal 2012 continues to be on UC which will require incremental investments in firmware and software engineering to enhance the broad compatibility of our products in the enterprise systems with which they will be deployed and to develop value-added software application for business users. The products that we are developing require significant technological know-how and may be protected by intellectual property. Separately or together this technological know-how and intellectual property may create increased barriers to entry for many competitors. We are continually improving the efficiency of our development processes through strategic architecting, common platforms, and increased use of software and test tools among other factors.

The success of new product introductions is dependent on a number of factors including appropriate new product selection, timely completion and introduction to the market, cost-effective manufacturing, quality, acceptance of new technologies and general market acceptance. Traditionally, the technology of telephone headsets has evolved slowly, and our product life cycles have historically been relatively long. The next generation products historically included stylistic changes and quality improvements but were based on technology similar to the previous generation. Our newer emerging technology products, particularly in the mobile and computer markets, exhibit shorter life cycles more similar to the consumer electronics market and are consequently more sensitive to market trends and fashion. In addition, we believe that changes in technology will come at a faster pace; therefore, to avoid product obsolescence, we will continue to monitor technological changes in telephony, as well as users' demands for new technologies.

During fiscal 2011, 2010 and 2009, we incurred approximately $63.2 million, $57.8 million, and $63.8 million, respectively, in research, development and engineering expenses. Historically, we have conducted most of our research, development and engineering with an in-house staff, with limited use of contractors. Key locations for our research, development and engineering staff are our facilities in the U.S., Mexico, China, and the United Kingdom.

SALES AND DISTRIBUTION

We maintain a direct sales force worldwide to provide ongoing customer support and service globally. We have a well-established, multi-level distribution network in North America, Europe, Australia and New Zealand where use of our products is widespread to support our customers' needs. Our distribution channels in other regions of the world are less mature, and while we primarily serve the contact center markets in those regions, we are expanding into the office, mobile and entertainment, digital audio, and specialty telephone markets in those locations.

Our commercial distributors include headset specialists, national wholesalers, and regional wholesalers. The wholesalers typically offer a wide variety of products from multiple vendors to both resellers and end users. Our commercial distribution channel generally maintains inventory of our products. Our distribution of specialty products includes specialized distributors, retail, government programs, audiologists, and other health care professionals.

We use commissioned manufacturers' representatives to assist in selling through the retail channel. Our retail channel consists of (1) consumer electronics retailers, consumer products retailers, and office supply distributors; (2) wireless carrier stores; (3) catalog and mail order companies; (4) mass merchants; and (5) warehouse clubs. Our headsets are sold through retailers who sell headsets to corporate customers, small businesses, and to individuals who use them for a variety of personal and professional purposes. Revenues from this channel are cyclical with our third fiscal quarter typically being the strongest quarter due to holiday seasonality. A portion of our retail partners manage inventories on consignment.

We have a broad, diverse group of customers whose businesses are located throughout the world. Our principal customers are distributors, retailers, carriers, and OEMs. Our commercial distributors and retailers represent our first and second largest sales channels in terms of net revenues, respectively. No customer accounted for more than 10% of our consolidated net revenues in fiscal 2011, 2010 or 2009.

Our telephony OEMs, manufacturers of automatic call distributor systems and other telecommunications, and computer equipment providers also resell our headsets. Contact center equipment OEMs do not typically manufacture their own peripheral products and, therefore, distribute our headsets under their own private label or as a Plantronics-branded product. Wireless carriers do not manufacture headsets but sell our headsets as a Plantronics-branded product or under their own private label. Telephone service providers purchase headsets from us for use by their own agents. Certain service providers also resell headsets to their customers.

Computer OEMs include both manufacturers of computer hardware (including PCs and specialized components and accessories for PCs) and software. Most computer OEMs do not manufacture headsets but look for manufacturers such as Plantronics to supply headsets that can be used with their products. We supply certain headsets to computer OEMs particularly for use in UC systems.

We also make direct sales as a General Services Administration ("GSA") contractor to certain government agencies, including the National Aeronautics and Space Administration ("NASA") and the Federal Aviation Administration ("FAA"). In addition, certain distributors are authorized resellers under a GSA schedule price list and sell our products to government customers pursuant to that agreement. These sales did not comprise a significant portion of our net revenues in fiscal 2011.

Our products may also be purchased directly from our website at www.plantronics.com.

We continue to evaluate our logistics processes and implement new strategies to further reduce our transportation costs and improve lead-times to customers. Currently, we have distribution centers located in the following locations:

- Tijuana, Mexico, which provides logistics services for products destined for customers in the U.S., Canada, Asia Pacific, and Latin America regions;
- Prague, Czech Republic, which provides logistics services for products shipped to customers in our Europe, Middle East and Africa regions;
- Suzhou, China, which provides logistics services for products which are shipped within Mainland China;
- Melbourne, Australia, which provides logistics services for products which are shipped to the retail channel in Australia and New Zealand;
- Sao Paulo, Brazil, which provides logistics services for products which are shipped to customers within Brazil; and
- Tokyo, Japan, which provides logistics services for products which are shipped to customers within Japan.

With respect to the above locations, we use third party warehouses in the Czech Republic, Australia, Brazil, and Japan. We operate all other warehouse facilities.

BACKLOG

Our backlog of unfilled orders was $29.6 million at March 31, 2011 compared to $31.4 million at March 31, 2010. We include all purchase orders scheduled for delivery over the next 12 months in backlog. We have a "book and ship" business model whereby we fulfill the majority of our orders within 48 hours of our receipt of the order. Our backlog is occasionally subject to cancellation or rescheduling by the customer on short notice with little or no penalty. Because of our "book and ship" model, as well as the uncertainty of order cancellations or rescheduling, we do not believe our backlog as of any particular date is indicative of actual sales for any future period and, therefore, should not be used as a measure of future revenue.

MANUFACTURING AND SOURCES OF MATERIALS

Manufacturing operations consist primarily of assembly and testing which is performed in our manufacturing facilities in Tijuana, Mexico, and we maintain a small assembly operation in California primarily for custom products. In March 2009, we entered into an agreement with GoerTek, Inc., an existing third party contract manufacturer, to outsource the manufacturing of our *Bluetooth* products in China which resulted in the discontinuance of manufacturing of our *Bluetooth* products at the Suzhou, China facility in fiscal 2010. In addition, we outsource the manufacturing of a limited number of our other products to third parties, typically in China and other countries in Asia. See further discussion on our business risks associated with our manufacturers under the risk titled "*We depend on original design manufacturers and contract manufacturers who may not have adequate capacity to fulfill our needs or may not meet our quality and delivery objectives which could have an adverse effect on our business*" within Item 1A Risk Factors of this 10-K.

We purchase the components for our products, including proprietary semi-custom integrated circuits, amplifier boards and other electrical components, primarily from suppliers in Asia, Mexico, the U.S., and Europe. The majority of our components and sub-assemblies used in our manufacturing operations are obtained, or are reasonably available, from dual-source suppliers, although we do have a certain number of sole-source suppliers. The earthquake, tsunami and nuclear issues arising in Japan in March 2011 have not materially interfered with our supply chain; however, we cannot predict what impact, if any, these events may have in the future.

We procure materials to meet forecasted customer requirements. Special products and certain large orders are quoted for delivery after receipt of orders at specific lead times. We maintain minimum levels of finished goods based on market demand in addition to inventories of raw materials, work in process, and sub-assemblies and components. In addition, certain vendors maintain inventories on consignment which primarily consist of raw materials and components. We write-down inventory items determined to be either excess or obsolete to the lower of cost or market value.

ENVIRONMENTAL MATTERS

We are required to comply and are currently in compliance with the European Union and other Directives on the Restrictions of the use of Certain Hazardous Substances in Electrical and Electronic Equipment ("RoHS") and on Waste Electrical and Electronic Equipment requirements. Additionally, we are compliant with the RoHS initiatives in China and Korea.

We are subject to various federal, state, local, and foreign environmental laws and regulations, including those governing the use, discharge, and disposal of hazardous substances in the ordinary course of our manufacturing process. We believe that our current manufacturing and other operations comply in all material respects with applicable environmental laws and regulations; however, it is possible that future environmental legislation may be enacted or current environmental legislation may be interpreted to create environmental liability with respect to our facilities, operations, or products.

We continue our efforts toward environmental and social responsibility. In Spring 2011, our solar panel installation project will be completed, and it will be the largest solar installation in Santa Cruz County. Upwards of 80% of our Santa Cruz corporate site utility costs are expected to be offset by our solar installation.

INTELLECTUAL PROPERTY

We maintain a program of seeking patent protection for our technologies when we believe it is commercially appropriate. As of March 31, 2011, we had 534 worldwide patents in force, expiring between 2011 and 2035.

Our success will depend in part on our ability to obtain patents and preserve other intellectual property rights covering the design and operation of our products. We intend to continue to seek patents on our inventions when commercially appropriate. The process of seeking patent protection can be lengthy and expensive, and there can be no assurance that patents will be issued for currently pending or future applications or that our existing patents or any new patents issued will be of sufficient scope or strength or provide meaningful protection or any commercial advantage to us. We may be subject to, or may initiate, litigation or patent office interference proceedings, which may require significant financial and management resources. The failure to obtain necessary licenses or other rights or the advent of litigation arising out of any such intellectual property claims could have a material adverse effect on our operations.

We own trademark registrations in the U.S. and a number of other countries with respect to the Plantronics and Clarity trademarks as well as the names of many of our products and product features. We currently have U.S. and foreign trademark applications pending in connection with certain new products and product features. We also attempt to protect our trade secrets and other proprietary information through comprehensive security measures, including agreements with customers and suppliers, and proprietary information agreements with employees and consultants. We may seek copyright protection where we believe it is applicable. We own a number of domain name registrations and intend to seek more as appropriate. There can be no assurance that our existing or future copyright registrations, trademarks, trade secrets, or domain names will be of sufficient scope or strength or provide meaningful protection or any commercial advantage to us.

EMPLOYEES

On March 31, 2011, we employed approximately 3,200 people worldwide, including approximately 2,200 employees at our manufacturing facility in Tijuana, Mexico. To our knowledge, no employees are currently covered by collective bargaining agreements.

EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth below is certain information regarding the executive team of Plantronics and their ages as of March 31, 2011.

NAME	AGE	POSITION
Ken Kannappan *	51	President and Chief Executive Officer
Don Houston *	56	Senior Vice President, Sales
Barry Margerum	59	Chief Strategy Officer
Renee Niemi *	46	Senior Vice President, Communication Solutions
Mike Perkins	52	Vice President, Product Development & Technology
Barbara Scherer *	55	Senior Vice President, Finance & Administration and Chief Financial Officer
Carsten Trads	55	President, Clarity
Ingrid Van Den Hoogen	48	Chief Marketing Officer
Philip Vanhoutte *	55	Managing Director, Europe, Middle East & Africa
Patricia Wadors	46	Senior Vice President, Human Resources
Larry Wuerz	53	Senior Vice President, Worldwide Operations

* *Executive is also considered an Executive Officer as defined under Regulation S-K Item 401(b).*

Mr. Kannappan joined Plantronics in 1995 as Vice President of Sales and was promoted to various positions prior to being named President and Chief Operating Officer in March 1998. In 1999, he was promoted to Chief Executive Officer and appointed to the Board of Directors. Prior to joining Plantronics, Mr. Kannappan was Senior Vice President of Investment Banking for Kidder, Peabody & Co. Incorporated, where he was employed from 1985 to 1995. Mr. Kannappan has a Bachelor of Arts degree in Economics from Yale University and a Master of Business Administration from Stanford University. Mr. Kannappan also serves as Chairman of the Board of Directors at Mattson Technology, Inc., a supplier of advanced process equipment for the semiconductor industry.

Mr. Houston joined Plantronics in 1996 as Vice President of Sales and was promoted to Senior Vice President of Sales in 1998. From 1995 through 1996, Mr. Houston served as Vice President of Worldwide Sales for Proxima Corporation, a designer, developer, manufacturer, and marketer of multi-media projection products. From 1985 to 1995, Mr. Houston held a number of positions at Calcomp, Inc., which is engaged in the business of manufacturing computer peripherals for the CAD and graphic market, including Regional Sales Manager and Vice President of Sales, Service and Marketing. Prior to 1985, Mr. Houston held various sales and marketing management positions with IBM Corporation. Mr. Houston graduated from the University of Arizona with a Bachelor of Science degree in Business/Marketing.

Mr. Margerum joined Plantronics in 1994 as Vice President of Marketing and was promoted in 1996 to President and General Manager of the Computer and Mobile Systems Group. In 1997, he left Plantronics to become President and CEO of Euphonix, Inc., a public company in the high-end audio equipment space. In 2000, he re-joined Plantronics and, in 2004, became Vice President of Strategy and Business Development and, in 2008, he was named Chief Strategy Officer. In October 2009, Mr. Margerum was also named the acting Chief Marketing Officer on an interim basis. Prior to joining Plantronics, from 1989 to 1994, Mr. Margerum was CEO of Mitem Corporation, a middleware software company. From 1980 to 1989, he held a variety of marketing and sales positions including Vice President of Marketing for GRiD Systems Corporation, a laptop computer manufacturer. Mr. Margerum also worked for Apple, Inc. and IBM Corporation. Mr. Margerum holds a Bachelor of Science in Engineering from Princeton University and a Master of Business Administration from Stanford University. Mr. Margerum also serves on the Board of Directors of Mitem Corporation.

Ms. Niemi joined Plantronics in 2005 as Vice President and General Manager, Mobile and Entertainment with nearly 20 years experience in the mobile computing and communications industries. In 2009, she was promoted to Senior Vice President, Communications Solutions. Prior to joining Plantronics, Ms. Niemi held senior positions with companies such as Visto Corporation, Mobilesys, Inc., Xircom, and NEC Technologies and was most recently at Danger, Inc. Ms. Niemi graduated from Santa Clara University with a Bachelor of Science degree in Electrical Engineering. She also earned a certificate in General Management for High Technology from Stanford University's IEEE Joint Program.

Mr. Perkins joined Plantronics in 2008 as Vice President, Product Development and Technology. Prior to joining Plantronics, he held various positions during his 25 years at Hewlett-Packard Company ("HP") including Vice President/General Manager of HP's Voodoo Business Unit and several Research and Development Vice President roles in HP's locations in California and Grenoble, France. He was also Senior Vice President Research and Development at LeapFrog Enterprises from 2002 to 2005. Mr. Perkins holds Bachelor of Science degrees in Applied Mechanics and in Biomedical Engineering from the University of California at San Diego.

Ms. Scherer joined Plantronics in 1997 as Vice President of Finance & Administration and Chief Financial Officer. In 1998, Ms. Scherer was promoted to Senior Vice President of Finance & Administration and Chief Financial Officer. Prior to joining Plantronics, Ms. Scherer held various executive management positions in the data storage industry principally with Micropolis Corporation, did strategic planning with the Boston Consulting Group, and was a member of the corporate finance team at ARCO. In September 2004, Ms. Scherer joined the Board of Directors of Keithley Instruments, a test and measurement company, on which she served until the company was acquired in December 2010. Ms. Scherer has Bachelor degrees in Economics and in Environmental Studies from the University of California, Santa Barbara and received a Master of Business Administration from the Yale School of Organization and Management.

Mr. Trads joined Clarity (formerly Walker-Ameriphone) in 2003 as President. From 1994 until joining Plantronics, Mr. Trads held various positions within GN ReSound, a manufacturer of hearing aids and audiological measurement equipment. From 1998 to 2003, Mr. Trads served as President of GN ReSounds' North American operation and, from 1994 until 1998, he served as a Senior Vice President at its headquarters in Copenhagen, Denmark, where he was a member of the executive management committee and the global management group and also led the sales and marketing organization. From 1991 to 1994, Mr. Trads was Vice President of Sales and Marketing for Dancall Radio A/S, a manufacturer of cell phones and cordless phones. From 1985 to 1991, he held management positions in the distribution and marketing divisions of Bang and Olufsen Group, a global manufacturer of consumer electronics. Mr. Trads holds a degree in Business Administration and Management from the Copenhagen Business School in Denmark.

Ms. Van Den Hoogen joined Plantronics in 2010 as Chief Marketing Officer. Prior to joining Plantronics, Ms. Van Den Hoogen was the Senior Vice President of Corporate Marketing at Sun Microsystems, Inc. ("Sun") where she led the global brand, advertising, communications, and marketing teams. With more than 20 years of marketing experience at Sun, Ms. Van Den Hoogen led branding for Sun and Java, drove eco-responsibility and open source marketing initiatives, and various product and strategic marketing roles throughout her tenure. Prior to joining Sun, Ms. Van Den Hoogen held roles in software development at Megatek, United Technologies and GTE Government Systems. She holds a Bachelor of Arts degree in Math and Computer Science from San Jose State University. Ms. Van Den Hoogen is also Vice President of the Board of Directors of Alaska Dance Theater, a non-profit organization.

Mr. Vanhoutte joined Plantronics in 2003 as Managing Director of Europe, Middle East, and Africa ("EMEA"). From 2001 until 2003, he served as Corporate Vice President of Marketing at Sony Ericsson Mobile Communications. From 2000 to 2001, Mr. Vanhoutte served as Vice President of Strategic Market Development at Ericsson's Personal Communications Division. From 1998 until 2000, he served as Senior Vice President of Products, Marketing and Sales at MCI WorldCom's International Division in London. From 1994 until 1998, Mr. Vanhoutte held various marketing and general management positions at Dell Computer Corporation including, General Manager for the Business Systems Division in the U.S., Managing Director for Dell Direct in the United Kingdom and Ireland, and Vice President of Products, Marketing & Services for EMEA. Beginning in 1991, he worked for Nokia Data as Vice President of Marketing, which was merged into Fujitsu-ICL Systems Inc. where he continued as Vice President of Marketing, Personal Systems and Client-Server Division until 1994. From 1985 until 1991, Mr. Vanhoutte worked in various European marketing and division manager roles with Wang Laboratories. He started his career at Arthur Andersen's Benelux Information Consulting Division in 1977 where he specialized in structured programming and office automation. Mr. Vanhoutte studied Applied Economics and Engineering at the University of Leuven, Belgium.

Ms. Wadors joined Plantronics in 2010 as Senior Vice President of Human Resources. Prior to joining Plantronics, she held various human resource management positions with such companies as Yahoo! Inc., where she was the Senior Vice President of Human Resources, Align Technology, Inc., Applied Materials, Inc., Merck & Co., Inc. and Viacom, Inc. Currently Ms. Wadors is on the Development Committee of Second Harvest Food Bank of Santa Cruz County. Ms. Wadors graduated from Ramapo College with a Bachelor of Science degree in Business Management with a focus in Human Resource Management.

Mr. Wuerz joined Plantronics in 2007 as Senior Vice President of Worldwide Operations. Prior to Plantronics, Mr. Wuerz spent 28 years at HP where he held several senior positions. Most recently, Mr. Wuerz was the Worldwide Vice President of Operations and Supply Chain for the Desktop Personal Computer organization, including consumer, commercial and workstation PCs. Prior to this role, Mr. Wuerz held the same title for HP's Consumer Desktop Personal Computer organization. In addition to Mr. Wuerz's operations roles at HP, he also held senior positions in other functional areas, including Research and Development and Human Resources. Mr. Wuerz holds a Bachelor of Science degree in Electrical Engineering from the University of Missouri – Rolla and a Master of Science in Electrical Engineering degree from Stanford University.

Executive officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors and executive officers of Plantronics.

ITEM 1A. RISK FACTORS

Investors in our stock should carefully consider the following risk factors in connection with any investment in our stock. Our stock price will reflect the performance of our business relative to, among other things, our competition, expectations of securities analysts or investors, and general economic market conditions and industry conditions. Our business, financial condition and results of operations could be materially adversely affected if any of the following risks occur. Accordingly, the trading price of our stock could decline, and investors could lose all or part of their investment.

Our operating results are difficult to predict, and fluctuations may cause volatility in the trading price of our common stock.

Given the nature of the markets in which we compete, our revenues and profitability are difficult to predict for many reasons, including the following:

- Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis, and we typically do not obtain firm, long-term purchase commitments from our customers. As a result, our revenues in any quarter depend primarily on orders booked and shipped in that quarter.

- We incur a large portion of our costs in advance of sales orders because we must plan research and production, order components and enter into development, incur sales and marketing expenditures, and other operating commitments prior to obtaining firm commitments from our customers. In the event we acquire too much inventory for certain products, the risk of future inventory write-downs increases. Conversely, in the event we have inadequate inventory to meet the demand for particular products, we may miss significant revenue opportunities or incur significant expenses such as air freight, costs for expediting shipments, and other negative variances in our manufacturing processes as we attempt to make up for the shortfall. When a significant portion of our revenue is derived from new products, forecasting the appropriate volumes of production is even more difficult.

Fluctuations in our operating results may cause volatility in the trading price of our common stock.

Economic conditions may materially adversely affect the Company.

Our results of operations and financial performance depend significantly on continued improvement in worldwide economic conditions. Uncertainty regarding the global economic recovery continues to pose risks to our business. Reductions in spending in response to tighter credit, negative financial news and/or declines in income or asset values, and strength or weakness of the economies of sovereign nations around the world may have a material negative effect on demand for our products. Other factors that influence demand include job loss and creation, volatility in fuel and other energy costs, conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence, and other macroeconomic factors affecting consumer spending behavior. These and other economic factors have had a material adverse effect on demand for our products and on our financial condition and operating results and may continue to have such an effect in the future if economic conditions do not improve.

Our profitability is very sensitive to the level of revenues and, in particular, to revenues from our highest margin products, which have historically been corded OCC products for contact center applications. Demand for our products is cyclical with respect to economic cycles, and our OCC business in total contracted when the U.S. recession and global economic slowdown manifested itself in late calendar 2008. During each of the quarters of fiscal 2011, we experienced revenue growth over the same respective quarters in fiscal 2010, and our revenues in the fourth quarter of fiscal 2011 are near pre-recessionary levels. Although we have experienced revenue growth from the decline in the fourth quarter of fiscal 2009, there is no assurance that the economy will fully recover or that there will not be another economic slowdown or downturn. If worldwide economic conditions do not improve or if they weaken below current levels, our forecasted demand may not materialize to the levels we require to achieve our anticipated financial results, which, in turn, could have a material adverse effect on our revenue, profitability and the market price of our stock. Failure to meet our anticipated demand projections could create excess levels of inventory, which would result in additional reserves for excess and obsolete inventory, negatively impacting our financial results.

Uncertainty regarding future economic conditions also makes it more challenging for us to forecast operating results, make business decisions, and identify the risks that may affect our business, sources and uses of cash, financial condition and results of operations. Further, fluctuations in foreign currency exchange rates impact our revenues and profitability because we report our financial statements in U.S. Dollars, whereas a significant portion of our sales to customers are transacted in other currencies, particularly the Euro and the Great Britain Pound ("GBP"). We hedge a portion of our Euro and GBP forecasted revenue exposure for the future 12 month period. Although we have employed these hedging techniques to minimize these risks, we can offer no assurance that such strategies will be effective. If the Euro and GBP fall against the U.S. Dollar, our revenues, gross profit and profitability in the future could be negatively affected.

See also our risk titled "*We are exposed to fluctuations in foreign currency exchange rates which may adversely affect our revenues, gross profit, and profitability.*"

The success of our business depends heavily on our ability to effectively market our UC products, and our business could be materially adversely affected if markets do not develop as we expect.

We compete in the business market for the sale of our office and contact center products. We believe that our greatest long-term opportunity for profit growth is in the UC office market, and our foremost strategic objective for this segment is to increase headset adoption. To this end, we are investing in creating new products that are more appealing in functionality and design as well as targeting certain vertical segments to increase sales. We continue to believe that the implementation of UC technologies by large corporations will be a significant long-term driver of office headset adoption, and, as a result, a key long-term driver of revenue and product growth. UC is the integration of voice and video-based communications systems enhanced with software applications and Internet Protocol ("IP") networks. It may include the integration of devices and media associated with a variety of business workflows and applications, including e-mail, instant messaging, presence, audio, video and web conferencing, and unified messaging. UC seeks to provide seamless connectivity and user experience for enterprise workers regardless of their location and environment, improving overall business efficiency and providing more effective collaboration among an increasingly distributed workforce. Despite weak economic conditions, trial deployments of UC solutions and headsets continue to grow, with some evidence that the cost savings and productivity enhancements derived from UC are driving the expansion of existing deployments in both the U.S. and Europe. We can give no assurance that significant growth in UC will occur or that we will be able to take advantage of any growth that does occur.

Our ability to realize our UC plans and to achieve the financial results projected to arise from UC adoption could be adversely affected by the following factors: (i) the risk that, as UC becomes more widely adopted, competitors will offer solutions that will effectively commoditize our headsets which, in turn, will reduce the sales prices for our headsets; (ii) our plans are dependent upon the market success of major platform providers such as Microsoft Corporation, Cisco Systems, Inc., Avaya, Inc., Alcatel-Lucent, and IBM, and we have a limited ability to influence such providers with respect to the functionality of their platforms, their rate of deployment, and their willingness to integrate their platforms with our solutions; (iii) the development of UC solutions is technically complex and this may delay or obstruct our ability to introduce solutions to the market on a timely basis and that are cost effective, feature-rich, stable and attractive to our customers; (iv) our development of UC solutions is dependent on our ability to design, develop and manufacture complex electronic systems comprised of hardware, firmware and software that must work in a wide variety of environments and multiple variations; (v) as UC becomes more widely adopted we anticipate that competition for market share will increase, and some competitors may have superior technical and economic resources; (vi) UC solutions may not be adopted with the breadth and speed in the marketplace that we currently anticipate; and (vii) UC may evolve rapidly and unpredictably and our ability to adapt to those changes and future requirements may impact our profitability in this market and our overall margins.

Because the major providers of UC software utilize complex and proprietary platforms in which our UC products will be integrated, it will be necessary for us to expand our technical support capabilities. This expansion will result in additional expenses to hire the personnel and develop the infrastructure necessary to adequately serve our UC customers. Our support expenditures may substantially increase over time as these platforms evolve and as UC becomes more commonly adopted.

If these investments do not generate incremental revenue, our business could be materially affected. In addition, the UC market is intensively competitive; failure to adapt to pricing pressures could impact our business.

The failure of our suppliers to provide quality components or services in a timely manner could adversely affect our results of operations.

Our growth and ability to meet customer demand depends in part on our ability to obtain timely deliveries of raw materials, components, sub-assemblies, and products from our suppliers. We buy raw materials, components and sub-assemblies from a variety of suppliers and assemble them into finished products. We also have certain of our components and products manufactured for us by third party suppliers. The cost, quality, and availability of such goods are essential to the successful production and sale of our products. Obtaining raw materials, components, sub-assemblies, and finished products entails various risks, including the following:

- Rapid increases in production levels to meet unanticipated demand for our products could result in higher costs for components and sub-assemblies, increased expenditures for freight to expedite delivery of required materials, and higher overtime costs and other expenses. These higher expenditures could reduce our profit margins. Further, if production is increased rapidly, there may be decreased manufacturing yields, which may also reduce our margins.

- We obtain certain raw materials, sub-assemblies, components and products from single suppliers, including substantially all of our *Bluetooth* products from GoerTek, Inc. Alternate sources for these items may not be readily available. Any failure of GoerTek, Inc. or our other suppliers to remain in business, to provide us with the quantity of components or products that we need or to purchase the raw materials, subcomponents and parts required by them to produce and provide to us the components or products we need could materially adversely affect our business, financial condition and results of operations.

- Although we generally use standard raw materials, parts and components for our products, the high development costs associated with emerging wireless and other technologies may require us to work with only a single source of silicon chips, chip-sets or other components or materials ("components or materials") on any particular new product. We, or our supplier(s) of components or materials, may experience challenges in designing, developing and manufacturing components or materials using these new technologies which could affect our ability to meet market schedules. Our components or materials suppliers may decide for commercial reasons to discontinue components or materials that we have designed into our products. Due to our dependence on single suppliers for certain components or materials, we could experience higher prices, a delay in development of the components or materials, or the inability to meet our customer demand for these new products. Additionally, these suppliers or other suppliers may enter into bankruptcy, discontinue production of the components or materials we depend on, or may not be able to produce for their own commercial reasons due to financial difficulties or global economic conditions. If this occurs, we may have difficulty obtaining sufficient product to meet our needs. This could cause us to fail to meet customer expectations. If customers cease purchasing our products or turn to our competitors to meet their needs, there could be a long-term adverse impact on our revenues and profitability. Our business, financial condition and results of operations could therefore be materially adversely affected as a result of these factors.

- We were apprised by one of our sole sourced suppliers that a wafer fabrication foundry it uses to produce integrated circuits for certain of our call center and office headsets is no longer producing those integrated circuit products. The production of these products was shifted to a different wafer fabrication foundry that previously produced these integrated circuits on our behalf. We expect to have new products before our supply of integrated circuits is depleted; however, the new foundry could have difficulties re-establishing the process and re-qualifying the integrated circuits that they are producing on our behalf. If the new wafer fabrication foundry cannot produce these integrated circuits with good quality and in the quantities we require in a timely manner, it is possible that we will not have product available to meet demand. Our revenue might decrease as a result and our customers might be forced to turn to alternative suppliers. A failure to properly produce the integrated circuits in the re-qualified foundry could materially affect our business, financial condition and results of operations.

- Because of the lead times required to obtain certain raw materials, sub-assemblies, components and products from certain suppliers, we may not be able to react quickly to changes in demand, potentially resulting in either excess inventories of such goods or shortages of the raw materials, sub-assemblies, components, and products. Lead times are particularly long on silicon-based components incorporating radio frequency and digital signal processing technologies and such components are an increasingly important part of our product costs. In particular, many consumer product orders have shorter lead times than the component lead times, making it increasingly necessary to carry more inventory in anticipation of those orders, which may not materialize. Failure in the future to match the timing of purchases of raw materials, sub-assemblies, components and products to demand could increase our inventories and/or decrease our revenues and could materially adversely affect our business, financial condition and results of operations.

- Most of our suppliers are not obligated to continue to provide us with raw materials, components, and sub-assemblies. Rather, we buy most of our raw materials, components and subassemblies on a purchase order basis. Prices for many commodities are rising and are increasing our costs. Additionally, if our suppliers experience increased demand or shortages, it could affect deliveries to us. Any such shortages or further increases in prices could materially adversely affect our business, financial condition, and results of operations.

- As part of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the U.S. Securities and Exchange Commission ("SEC") has proposed disclosure requirements regarding the use of certain minerals, known as conflict minerals, which are mined from the Democratic Republic of Congo and adjoining countries, as well as procedures regarding a manufacturer's efforts to prevent the sourcing of such minerals and metals produced from those minerals. The implementation of these requirements could affect the sourcing and availability of metals used in the manufacture of a limited number of raw material parts contained in our products. This may reduce the number of suppliers who provide conflict free metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. Our material sourcing is broad based and multi-tiered, and we may not be able to conclusively verify the origins for all metals used in our products.

If we do not match production to demand, we may lose business or our gross margins could be materially adversely affected.

Our industry is characterized by technological changes, frequent new product introductions, short-term customer commitments and changes in demand. We determine production levels based on our forecasts of demand for our products. Actual demand for our products depends on many factors, which makes it difficult to forecast. We have experienced differences between our actual and our forecasted demand in the past and expect differences to arise in the future.

Some of our products utilize long-lead time parts which are available from a limited set of vendors. The combined effects of variability of demand among the customer base and significant long-lead time of single sourced materials has historically contributed to significant inventory write-downs, particularly in inventory for consumer products. For OCC products, long life-cycles periodically necessitate last-time buys of raw materials that may be used over the course of several years. We routinely review inventory for usage potential, including fulfillment of customer warranty obligations and spare part requirements. We write down to market value the excess and obsolete inventory. We evaluate the future realizable value of inventories and impact on gross margins, taking into consideration product life cycles, technological and product changes, demand visibility and other market conditions. We believe our current process for writing down inventory appropriately balances the risk in the marketplace with a fair representation of the realizable value of our inventory.

In view of the uncertainties inherent in the recovery from the global recession, it is particularly difficult to make accurate forecasts in this business environment. Significant unanticipated fluctuations in supply or demand and the global trend towards consignment of products could cause the following operating problems, among others:

- If forecasted demand does not develop, we could have excess inventory and excess capacity. Over-forecast of demand could result in higher inventories of finished products, components, and sub-assemblies. In addition, because our retail customers have pronounced seasonality, we must build inventory well in advance of the December quarter in order to stock up for the anticipated future demand. If we were unable to sell these inventories, we would have to write off some or all of our inventories of excess products and unusable components and sub-assemblies. Excess manufacturing capacity could lead to higher production costs and lower margins.

- If demand increases beyond that forecasted, we may have to rapidly increase production. We currently depend on suppliers to provide additional volumes of components and sub-assemblies, and we are experiencing greater dependence on single source suppliers; therefore, we might not be able to increase production rapidly enough to meet unexpected demand. There could be short-term losses of sales while we are trying to increase production. In addition, we may incur increased costs for expediting products.

- The production and distribution of *Bluetooth* and other wireless headsets presents many significant manufacturing, marketing and other operational risks and uncertainties including:

  - our dependence on third parties to supply key components, many of which have long lead times;
  - our ability to forecast demand for the variety of new products within this product category for which relevant data is incomplete or unavailable; and
  - longer lead times with suppliers than commitments from some of our customers.

- If we are unable to deliver products on time to meet the market window of our retail customers, we will lose opportunities to increase revenues and profits, or we may incur penalties for late delivery. We may also be unable to sell these finished goods, which would result in excess or obsolete inventory.

Any of the foregoing problems could materially and adversely affect our business, financial condition, and results of operations.

Prices of certain raw materials, components and sub-assemblies may rise or fall depending upon global market conditions.

We have experienced volatility in costs from our suppliers, particularly in light of the price fluctuations of oil, gold, silver and other commodities and products in the U.S. and around the world. We may continue to experience volatility, which could affect profitability and/or market share. If we experience cost increases and are unable to pass these on to our customers or to achieve operating efficiencies that offset these increases, our business, financial condition and results of operations may be materially and adversely affected.

We depend on original design manufacturers and contract manufacturers who may not have adequate capacity to fulfill our needs or may not meet our quality and delivery objectives which could have an adverse effect on our business.

Original design manufacturers and contract manufacturers produce key portions of our product lines for us, including the majority of our *Bluetooth* products. Our reliance on these original design manufacturers and contract manufacturers involves significant risks, including reduced control over quality and logistics management, the potential lack of adequate capacity and loss of services. Financial instability of our manufacturers or contractors resulting from the global recession or otherwise could result in our having to find new suppliers which could increase our costs and delay our product deliveries. These manufacturers and contractors may also choose to discontinue manufacturing our products for a variety of reasons. Consequently, we may experience delays in the timeliness, quality and adequacy of product deliveries, any of which could harm our business and operating results.

Currently, the majority of our *Bluetooth* products are manufactured by GoerTek, a contract manufacturer located in Weifang, China; therefore, the manufacturing of these products is heavily dependent upon GoerTek's ability to deliver the quantities of products that we demand in a timely manner and to meet our quality standards. In the event that GoerTek is unable or unwilling to meet our demand, delivery or price requirements, our *Bluetooth* business could be severely and materially affected as it may be difficult to ramp-up a new manufacturer on a timely and cost effective basis.

We have strong competitors and expect to face additional competition in the future. If we are unable to compete effectively, our results of operations may be adversely affected.

All of our markets are intensely competitive. We could experience a decline in average selling prices, competition on sales terms and conditions, or continual performance, technical and feature enhancements from our competitors in the retail market. Also, aggressive industry pricing practices may result in downward pressure on margins.

Currently, our single largest competitor is GN Store Nord A/S ("GN"), a Danish telecommunications conglomerate with whom we experience price competition in the business markets. Motorola is a significant competitor in the consumer headset market, primarily in the mobile *Bluetooth* market, and has a brand name that is very well known and supported with significant marketing investments. Motorola also benefits from the ability to bundle other offerings with its headsets. We are also experiencing competition from other consumer electronics companies that currently manufacture and sell mobile phones or computer peripheral equipment. These competitors generally are larger, offer broader product lines, bundle or integrate with other products' communications headset tops and bases manufactured by them or others, offer products containing bases that are incompatible with our headset tops and have substantially greater financial, marketing and other resources than we do.

Competitors in audio devices vary by product line. The most competitive product line is headsets for cell phones where we compete with Motorola, Nokia, Aliph's Jawbone brand, Samsung, GN's Jabra brand, Bose, BlueAnt Wireless, and Sony Ericsson among many others. Many of these competitors have substantially greater resources than we have, and each of them has established market positions in this business. In the office and contact center market, the largest competitors are GN and Sennheiser Communications. For the entertainment and computer audio market, our primary competitors are Logitech and Sennheiser. Our product markets are intensely competitive, and market leadership changes frequently as a result of new products, designs and pricing. We are facing additional competition from companies, principally located in the Asia Pacific region, which offer very low cost headset products including products that are modeled on or are direct copies of our products. These new competitors are offering very low cost products which results in pricing pressure in the market. If market prices are substantially reduced by such new entrants into the headset market, our business, financial condition or results of operations could be materially adversely affected.

If we do not distinguish our products, particularly our retail products, through distinctive, technologically advanced features and design, as well as continue to build and strengthen our brand recognition, our business could be harmed. If we do not otherwise compete effectively, demand for our products could decline, our revenues and gross margins could decrease, we could lose market share, and our earnings could decline.

We also compete in the consumer market for the sale of our mobile, gaming, and Clarity products. We believe that effective product promotion is highly relevant in the consumer market, which is dominated by large brands that have significant consumer mindshare. We have invested in marketing initiatives to raise awareness and consideration of Plantronics' products. We believe this will help increase preference for Plantronics and promote headset adoption overall. The consumer market is characterized by relatively rapid product obsolescence, and we are at risk if we do not have the right products at the right time to meet consumer needs. In addition, some of our competitors have significant brand recognition, and we are experiencing more competition in pricing actions which can result in significant losses and excess inventory.

If we are unable to stimulate growth in our business, if our costs to stimulate demand do not generate incremental profit, or if we experience significant price competition, our business, financial condition, results of operations and cash flows could suffer. In addition, failure to effectively market our products to customers could lead to lower and more volatile revenue and earnings, excess inventory and the inability to recover the associated development costs, any of which could also have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our consumer business is volatile and failure to compete successfully in this business may have an adverse effect on our financial condition.

Our consumer business, which consists primarily of *Bluetooth* headsets and computer and gaming headsets, is highly competitive. The risks faced in connection with this include the following:

- interest in the consumer headset category may be lessening due to current weakening conditions in the consumer market and reduced attach rates of headsets to many popular mobile smartphones in the U.S.;
- competition may increase more than we expect and result in product pricing pressures;
- our ability to meet the market windows for consumer products;
- difficulties retaining or obtaining shelf space for consumer products in our sales channel;
- difficulties in achieving or maintaining a sufficient gross margin and uncertainties in the demand for *Bluetooth* headsets and computer and gaming headsets;
- the varying pace of global economic recovery creates uncertainty and unpredictability about the demand for consumer products; and
- our focus on UC products may weaken our competitive position.

Our business will be materially adversely affected if we are not able to develop, manufacture, and market new products in response to changing customer requirements and new technologies.

The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive.

The technology used in our products is evolving more rapidly now than it has historically, and we anticipate that this trend may accelerate. Historically, the technology used in lightweight communications headsets has evolved slowly. New products have primarily offered stylistic changes and quality improvements rather than significant new technologies. Our increasing reliance and focus on the UC market has resulted in a growing portion of our products that integrate significant new technology. In addition, our increasing participation in the consumer market requires us to adopt new technology and, thus, our consumer products experience shorter lifecycles. We believe this is particularly true for our newer emerging technology products especially in the mobile, computer, residential and certain parts of the office markets. In particular, we anticipate a trend towards more integrated solutions that combine audio, video, and software functionality, while historically our focus was limited to audio products.

In the past, we have experienced a trend away from corded headsets to cordless products. In general, our corded headsets have had higher gross margins than our cordless products, but the margin on cordless headsets is trending higher. In addition, office phones have begun to incorporate *Bluetooth* functionality which has opened the market to consumer *Bluetooth* headsets and reduce the demand for our traditional office telephony headsets and adapters as well as impacting potential revenues from our own wireless headset systems, resulting in lost revenue and lower margins. Should we not be able to maintain the higher margins on our cordless products that we recently achieved, our revenue and profits will decrease.

In addition, innovative technologies such as UC have moved the platform for certain of our products from our customers' closed proprietary systems to open platforms such as the PC. In turn, the PC has become more open as a result of such technologies as cloud computing and open source code development. As a result, we are exposed to the risk that current and potential competitors could enter our markets and commoditize our products by offering similar products.

The success of our products depends on several factors, including our ability to:

- anticipate technology and market trends;
- develop innovative new products and enhancements on a timely basis;
- distinguish our products from those of our competitors;
- create industrial design that appeals to our customers and end-users;
- manufacture and deliver high-quality products in sufficient volumes; and
- price our products competitively.

If we are unable to develop, manufacture, market and introduce enhanced or new products in a timely manner in response to changing market conditions or customer requirements, including changing fashion trends and styles, it will materially adversely affect our business, financial condition and results of operations. Furthermore, as we develop new generations of products more quickly, we expect that the pace of product obsolescence will increase concurrently. The disposition of inventories of excess or obsolete products may result in reductions to our operating margins and materially adversely affect our earnings and results of operations.

We have significant foreign manufacturing operations and rely on third party manufacturers that are inherently risky, and a significant amount of our revenues are generated internationally.

We have a manufacturing facility in Tijuana, Mexico. We also have suppliers and other vendors throughout Asia, including GoerTek, Inc. located in Weifang, China, which is the manufacturer of the majority of our *Bluetooth* products. We also generate a significant amount of our revenues from foreign customers.

The types of risks faced in connection with international operations and sales include, among others:

- fluctuations in foreign currency exchange rates;
- cultural differences in the conduct of business;
- greater difficulty in accounts receivable collection and longer collection periods;
- the impact of recessionary, volatile or adverse global economic conditions;
- reduced protection for intellectual property rights in some countries;
- unexpected changes in regulatory requirements;
- tariffs and other trade barriers;
- political conditions, health epidemics, civil unrest or criminal activities within each country;
- the management and operation of an enterprise spread over various countries;
- the burden and administrative costs of complying with a wide variety of foreign laws and regulations;
- currency restrictions; and
- compliance with anti-bribery laws, including, without limitation, compliance with the Foreign Corrupt Practices Act ("FCPA").

The above-listed and other inherent risks of international operations could materially adversely affect our business, financial condition and results of operations.

We sell our products through various channels of distribution that can be volatile, and failure to establish and maintain successful relationships with our channel partners could materially adversely affect our business, financial condition, or results of operations. In addition, bankruptcies or financial difficulties of our customers may impact our business.

We sell substantially all of our products through distributors, retailers, OEMs, and telephony service providers. Our existing relationships with these parties are not exclusive and can be terminated by either party without cause. These customers also sell or may sell products offered by our competitors. To the extent that our competitors offer these customers more favorable terms or more compelling products, such customers may decline to carry, de-emphasize, or discontinue carrying our products. In the future, we may not be able to retain or attract a sufficient number of qualified distributors, retailers, OEMs, and telephony service providers. Further, such customers may not recommend or may stop recommending our products. In the future, our OEMs or potential OEMs may elect to manufacture their own products that are similar to those we currently sell to them. The inability to establish or maintain successful relationships with distributors, OEMs, retailers and telephony service providers or to expand our distribution channels could materially adversely affect our business, financial condition, or results of operations. Finally, as a result of the global economic weakness we have experienced the bankruptcy of certain customers, and it is not possible to predict whether additional bankruptcies of our customers may occur.

As a result of the evolution of our consumer business, our customer mix is changing, and certain retailers, OEMs, and wireless carriers are more significant. This reliance on certain large channel partners could increase the volatility of our revenues and earnings. In particular, we have several large customers whose order patterns are difficult to predict. Offers and promotions by these customers may result in significant fluctuations of their purchasing activities over time. If we are unable to anticipate the purchase requirements of these customers, our revenues may be adversely affected, or we may be exposed to large volumes of inventory that cannot be immediately resold to other customers.

We are exposed to fluctuations in foreign currency exchange rates which may adversely affect our revenues, gross profit, and profitability.

Fluctuations in foreign currency exchange rates impact our revenues and profitability because we report our financial statements in U.S. Dollars, whereas a significant portion of our sales to customers are transacted in other currencies, particularly the Euro and the Great Britain Pound ("GBP"). Furthermore, fluctuations in foreign currency rates impact our global pricing strategy resulting in our lowering or raising selling prices in one or more currencies in order to avoid disparity with U.S. Dollar prices and to respond to currency-driven competitive pricing actions. We also have significant manufacturing operations in Mexico and fluctuations in the Mexican Peso exchange rate can impact our gross profit and profitability. Currency exchange rates are volatile, and while we hedge our major exposures, changes in exchange rates in the future may still have a negative impact on our financial results. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

We hedge a portion of our Euro and GBP forecasted revenue exposures for the future 12 month period. In addition, we hedge a portion of our Peso forecasted cost of revenues. Although we have employed these hedging techniques to minimize these risks, we can offer no assurance that such strategies will be effective. If the Euro and GBP fall against the U.S. Dollar, our revenues, gross profit and profitability in the future could be negatively affected.

We also have foreign currency forward contracts denominated in Euros, GBP and Australian Dollars which hedge against a portion of our foreign-currency denominated assets and liabilities. Our foreign currency forward contracts reduce, but do not eliminate, the impact of currency exchange rate movements. For example, we do not execute forward contracts in all currencies in which we conduct business.

Our corporate tax rate may increase, which could adversely impact our cash flow, financial condition and results of operations.

We have significant operations in various tax jurisdictions throughout the world, and a substantial portion of our taxable income has been generated historically in jurisdictions outside of the U.S. Currently, some of our operations are taxed at rates substantially lower than U.S. tax rates. If our income in these lower tax jurisdictions were no longer to qualify for these lower tax rates, the applicable tax laws were rescinded or changed, or the mix of our earnings shifts from lower rate jurisdictions to higher rate jurisdictions, our operating results could be materially adversely affected. If U.S. or other foreign tax authorities change applicable tax laws or successfully challenge the manner in which our profits are currently recognized, our overall taxes could increase, and our business, cash flow, financial condition, and results of operations could be materially adversely affected.

Our Board of Directors has authorized the repurchase of up to 7,000,000 shares of our common stock to enhance stockholder value which enhanced value may not be realized. Stock repurchases may not prove to be the best use of our cash resources and may require us to draw funds on our new credit agreement.

In May 2011, our Board of Directors authorized the repurchase of up to 7,000,000 shares of our outstanding common stock. On May 9, 2011, we entered into two separate Master Confirmation and Supplemental Confirmations with Goldman, Sachs & Co. ("Goldman") pursuant to an accelerated share repurchase program (the "ASR Program") under which we will repurchase shares of our common stock for an aggregate purchase price of $100 million, which was paid to Goldman in May 2011. To augment our financial flexibility to facilitate this share repurchase program, on May 9, 2011, we entered into a credit agreement (the "Credit Agreement") with Wells Fargo Bank, National Association which provides for a $100 million unsecured revolving credit facility. At the closing of the Credit Agreement and through the filing of this Form 10-K, we did not draw any funds under the facility as we used domestic cash on hand to make the payment to Goldman.

There can be no assurance of the following:

- the impact on our stock price as a result of the ASR Program; and
- when or if we will repurchase additional shares under the 7,000,000 share authorization or to make additional stock repurchases thereafter;

Also, we will require additional funds to repurchase shares over and above those in the ASR Program. If we do not generate further domestic cash flow from operations, to make our repurchases, we may be required to draw funds on the Credit Agreement at which time we would incur interest expense. The Credit Agreement contains affirmative and negative covenants with which we must comply. These restrictions apply regardless of whether any loans are outstanding and could adversely impact how we operate our business.

We are subject to environmental laws and regulations that expose us to a number of risks and could result in significant liabilities and costs.

There are multiple initiatives in several jurisdictions regarding the removal of certain potential environmentally sensitive materials from our products to comply with the European Union ("EU") and other Directives on the Restrictions of the use of Certain Hazardous Substances in Electrical and Electronic Equipment ("RoHS") and on Waste Electrical and Electronic Equipment ("WEEE"). In certain jurisdictions, the RoHS legislation was enacted as of July 1, 2006; however, other jurisdictions have delayed implementation. While we believe that we will have the resources and ability to fully meet the requirements of the RoHS and WEEE directives universally, if unusual occurrences arise or we are wrong in our assessment of what it will take to fully comply, there is a risk that we will not be able to comply with the legislation as passed by the EU member states or other global jurisdictions. If this were to happen, a material negative effect on our financial results may occur.

We are subject to various federal, state, local, and foreign environmental laws and regulations on a global basis, including those governing the use, discharge, and disposal of hazardous substances in the ordinary course of our manufacturing process. Although we believe that our current manufacturing operations comply in all material respects with applicable environmental laws and regulations, it is possible that future environmental legislation may be enacted or current environmental legislation may be interpreted in any given country to create environmental liability with respect to our facilities, operations, or products. To the extent that we incur claims for environmental matters exceeding reserves or insurance for environmental liability, our operating results could be negatively impacted.

We have intellectual property rights that could be infringed on by others, and we may infringe on the intellectual property rights of others. Even if we prevail, claims and lawsuits are costly and time consuming to pursue or defend and may divert management's time from our business.

Our success depends in part on our ability to protect our copyrights, patents, trademarks, trade dress, trade secrets, and other intellectual property, including our rights to certain domain names. We rely primarily on a combination of nondisclosure agreements and other contractual provisions as well as patent, trademark, trade secret, and copyright laws to protect our proprietary rights. Effective trademark, patent, copyright, and trade secret protection may not be available in every country in which our products and media properties are distributed to customers. The process of seeking intellectual property protection can be lengthy and expensive. Patents may not be issued in response to our applications, and any patents that may be issued may be invalidated, circumvented, or challenged by others. If we are required to enforce our intellectual property or other proprietary rights through litigation, the costs and diversion of management's attention could be substantial. In addition, the rights granted under any intellectual property may not provide us competitive advantages or be adequate to safeguard and maintain our proprietary rights. Moreover, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the U.S. If we do not enforce and protect our intellectual property rights, it could materially adversely affect our business, financial condition, and results of operations.

Patents, copyrights, trademarks, and trade secrets are owned by individuals or entities that may make claims or commence litigation based on allegations of infringement or other violations of intellectual property rights. As we have grown, the intellectual property rights claims against us have increased. There has also been a general trend of increasing intellectual property assertion against corporations that make and sell products. Our products and technologies may be subject to certain third-party claims and, regardless of the merits of the claim, intellectual property claims are often time-consuming and expensive to litigate, settle, or otherwise resolve. In addition, to the extent claims against us are successful, we may have to pay substantial monetary damages or discontinue the manufacture and distribution of products that are found to be in violation of another party's rights. We also may have to obtain, or renew on less favorable terms, licenses to manufacture and distribute our products, which may significantly increase our operating expenses. In addition, many of our agreements with our distributors and resellers require us to indemnify them for certain third-party intellectual property infringement claims. Discharging our indemnity obligations may involve time-consuming and expensive litigation and result in substantial settlements or damages awards, our products being enjoined, and the loss of a distribution channel or retail partner.

Our products are subject to various regulatory requirements, and changes in such regulatory requirements may adversely impact our gross margins as we comply with such changes or reduce our ability to generate revenues if we are unable to comply.

Our products must meet the requirements set by regulatory authorities in the numerous jurisdictions in which we sell them. For example, certain of our office and contact center products must meet certain standards to work with local phone systems. Certain of our wireless office and mobile products must work within existing frequency ranges permitted in various jurisdictions. As regulations and local laws change, we must modify our products to address those changes. Regulatory restrictions may increase the costs to design, manufacture, and sell our products, resulting in a decrease in our margins or a decrease in demand for our products if the costs are passed along. Compliance with regulatory restrictions may impact the technical quality and capabilities of our products reducing their marketability. If we do not comply with these regulations, our products might interfere with other devices that properly use the frequency ranges in which our products operate, and we may be responsible for the damages that our products cause. This could result in our having to alter the performance of our products and make payment of substantial monetary damages or penalties.

We are exposed to potential lawsuits alleging defects in our products and/or other claims related to the use of our products.

The sales of our products expose us to the risk of product liability and hearing loss claims. These claims have in the past been, and are currently being, asserted against us. None of the previously resolved claims have materially affected our business, financial condition, or results of operations, nor do we believe that any of the pending claims will have such an effect. Although we maintain product liability insurance, the coverage provided under our policies could be unavailable or insufficient to cover the full amount of any such claim. Therefore, successful product liability or hearing loss claims brought against us could have a material adverse effect upon our business, financial condition, and results of operations.

Our mobile headsets are used with mobile telephones. There has been continuing public controversy over whether the radio frequency emissions from mobile phones are harmful to users of mobile phones. We believe that there is no conclusive proof of any health hazard from the use of mobile phones but research in this area is incomplete. We have tested our headsets through independent laboratories and have found that use of our corded headsets reduces radio frequency emissions at the user's head to virtually zero. Our *Bluetooth* and other wireless headsets emit significantly less powerful radio frequency emissions than mobile phones. However, if research establishes a health hazard from the use of mobile phones or public controversy grows even in the absence of conclusive research findings, there could be an adverse impact on the demand for mobile phones, which could reduce demand for headset products. Likewise, should research establish a link between radio frequency emissions and wireless headsets and public concern in this area grows, demand for our wireless headsets could be reduced creating a material adverse effect on our financial results.

There is also continuing and increasing public controversy over the use of mobile phones by operators of motor vehicles. While we believe that our products enhance driver safety by permitting a motor vehicle operator to generally be able to keep both hands free to operate the vehicle, there is no certainty that this is the case, and we may be subject to claims arising from allegations that use of a mobile phone and headset contributed to a motor vehicle accident. We maintain product liability insurance and general liability insurance that we believe would cover any such claims; however, the coverage provided under our policies could be unavailable or insufficient to cover the full amount of any such claim. Therefore, successful product liability claims brought against us could have a material adverse effect upon our business, financial condition, and results of operations.

We have $14.9 million of goodwill and intangible assets recorded on our balance sheet, and we have incurred significant impairment losses over the last two fiscal years recorded in discontinued operations. If the carrying value of our goodwill or intangible assets is not recoverable, an impairment loss may be recognized, which would adversely affect our financial results.

As a result of past acquisitions, the Company has $14.9 million of goodwill and intangible assets on the consolidated balance sheets as of March 31, 2011. It is not possible at this time to determine if any future impairment charge would result or, if it does, whether such charge would be material related to these remaining assets. If such a charge is necessary, it may have a material adverse affect our financial results.

Our stock price may be volatile and the value of your investment in Plantronics stock could be diminished.

The market price for our common stock has been affected and may continue to be affected by a number of factors, including:

- uncertain economic conditions, including the length of the recovery from the domestic and global recession, inflationary pressures, and a potential decline in investor confidence in the market place;
- changes in our published forecasts of future results of operations;
- quarterly variations in our or our competitors' results of operations and changes in market share;
- the announcement of new products or product enhancements by us or our competitors;
- repurchases of our common shares under our repurchase plans, including our accelerated share repurchase program;
- our decision to declare dividends;
- the loss of services of one or more of our executive officers or other key employees;
- changes in earnings estimates or recommendations by securities analysts;
- developments in our industry;
- sales of substantial numbers of shares of our common stock in the public market;
- general economic, political, and market conditions, including market volatility; and
- other factors unrelated to our operating performance or the operating performance of our competitors.

Our business could be materially adversely affected if we lose the benefit of the services of key personnel.

Our success depends to a large extent upon the services of a limited number of executive officers and other key employees. The unanticipated loss of the services of one or more of our executive officers or key employees could have a material adverse effect upon our business, financial condition, and results of operations.

We also believe that our future success will depend in large part upon our ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. Competition for such personnel is intense. We may not be successful in attracting and retaining such personnel, and our failure to do so could have a material adverse effect on our business, operating results or financial condition.

We may still be subject to certain liabilities from our discontinued AEG business segment.

Under the terms of the Asset Purchase Agreement, dated October 2, 2009, a First Amendment to the Asset Purchase Agreement, dated November 30, 2009, a Side Letter to the Asset Purchase Agreement, dated January 8, 2010, and a second Side Letter to the Asset Purchase Agreement, dated February 15, 2010 (collectively, the "Purchase Agreement"), we retained certain assets and liabilities of Altec Lansing as of the closing date, December 1, 2009 and may be required to indemnify the Purchaser for certain losses they may incur. If the Purchaser incurs certain losses, the Purchaser may make an indemnification claim and we may be required to pay certain expenses or reimburse Purchaser for losses they incur, which could harm our operating results. In addition, our ability to defend ourselves may be impaired because most of our former AEG employees are employees of the Purchaser and our management may have to devote a substantial amount of time to resolving the claim, and, as we are no longer in the AEG business, we may not be able to readily offer products, service and intellectual property in settlement. In addition, these indemnity claims may divert management attention from our continued business. It may also be difficult to determine whether a claim from a third party stemmed from actions taken by us or the Purchaser and we may expend substantial resources trying to determine which party has responsibility for the claim.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements.

We have and will continue to consume management resources and incur significant expenses for Section 404 compliance on an ongoing basis. In the event that our chief executive officer, chief financial officer, or independent registered public accounting firm determines in the future that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions may be adversely affected and could cause a decline in the market price of our stock.

War, terrorism, public health issues, natural disasters, or other business interruptions could disrupt supply, delivery, or demand of products, which could negatively affect our operations and performance.

War, terrorism, public health issues, or other business interruptions whether in the U.S. or abroad, have caused or could cause damage or disruption to international commerce by creating economic and political uncertainties that may have a strong negative impact on the global economy, our company, and our suppliers or customers. Our major business operations are subject to interruption by earthquake, flood, volcanic eruptions or other natural disasters, fire, power shortages, terrorist attacks and other hostile acts, public health issues, flu or similar epidemics, and other events beyond our control. Our corporate headquarters, information technology, manufacturing, certain research and development activities, and other critical business operations are located near major seismic faults or flood zones. While we are partially insured for earthquake-related losses or floods, our operating results and financial condition could be materially affected in the event of a major earthquake or other natural or manmade disaster.

We have a limited number of suppliers based in Japan who appear to have been directly affected by the earthquake, tsunami and nuclear crisis that occurred in Japan in March 2011. While their impact on our business does not appear to be material at this time, if that were to change, our business could be adversely affected.

Although it is impossible to predict the occurrences or consequences of any of the events described above, such events could significantly disrupt our operations. In addition, should major public health issues arise, including pandemics, we could be negatively impacted by the need for more stringent employee travel restrictions, limitations in the availability of freight services, governmental actions limiting the movement of products between various regions, delays in production ramps of new products, and disruptions in the operations of our manufacturing vendors and component suppliers. Our operating results and financial condition could be adversely affected by these events.

Provisions in our charter documents and Delaware law and our adoption of a stockholder rights plan may delay or prevent a third party from acquiring us, which could decrease the value of our stock.

Our Board of Directors has the authority to issue preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights, of those shares without any further vote or action by the stockholders. The issuance of our preferred stock could have the effect of making it more difficult for a third party to acquire us. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could also have the effect of delaying or preventing our acquisition by a third party. Further, certain provisions of our Certificate of Incorporation and bylaws could delay or make more difficult a merger, tender offer or proxy contest, which could adversely affect the market price of our common stock.

In 2002, our Board of Directors adopted a stockholder rights plan, pursuant to which we distributed one right for each outstanding share of common stock held by stockholders of record as of April 12, 2002. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our Board of Directors, the plan could make it more difficult for a third party to acquire us, or a significant percentage of our outstanding capital stock, without first negotiating with our Board of Directors regarding such acquisition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal executive offices are located in Santa Cruz, California. Our facilities are located throughout the Americas, Europe, and Asia. The table below lists the major facilities owned or leased as of March 31, 2011:

Location	Square Footage	Lease/Own	Primary Use
Chattanooga, Tennessee	16,650	Lease	Light Assembly, Sales and Marketing, Engineering, Administration
Hoofddorp, Netherlands	14,788	Lease	Administrative
San Diego, California	13,400	Lease	Industrial and Office Space
Santa Cruz, California	79,253	Own	Light Assembly, Sales and Marketing, Engineering, Administration
Santa Cruz, California	44,183	Own	Light Assembly, Sales, Engineering, Administration
Santa Cruz, California	39,892	Own	Light Assembly, Sales, Engineering, Administration
Santa Cruz, California	18,250	Lease	Light Assembly, Sales, Engineering, Administration
Santa Cruz, California	20,325	Lease	Light Assembly, Sales, Engineering, Administration
Suzhou, China	42,012	Lease	Sales, Engineering, Administration, Design Center
Tijuana, Mexico	95,980	Lease	Engineering, Assembly, Administration
Tijuana, Mexico	61,785	Lease	Engineering, Assembly
Tijuana, Mexico	289,589	Lease	Logistic and Distribution Center
Tijuana, Mexico	53,732	Lease	Engineering, Design Center, Call Center
Wootton Bassett, UK	21,824	Own	Light Assembly, Sales, Engineering, Administration
Wootton Bassett, UK	15,970	Own	Vacant (leased to a third party in fiscal 2012)
Wootton Bassett, UK	5,445	Lease	Sales, Marketing, Administration

We believe that our existing properties are suitable and generally adequate for our current business; however, future growth may require that we obtain additional space.

ITEM 3. LEGAL PROCEEDINGS

Six class action lawsuits have been filed against the Company alleging that our *Bluetooth* headsets may cause noise-induced hearing loss. *Shannon Wars et al. vs. Plantronics, Inc.* was filed on November 14, 2006 in the U.S. District Court for the Eastern District of Texas. *Lori Raines, et al. vs. Plantronics, Inc.* was filed on October 20, 2006 in the U.S. District Court, Central District of California. *Kyle Edwards, et al vs. Plantronics, Inc.* was filed on October 17, 2006 in the U.S. District Court, Middle District of Florida. *Ralph Cook vs. Plantronics, Inc.* was filed on February 8, 2007 in the U.S. District Court for the Eastern District of Virginia. *Randy Pierce vs. Plantronics, Inc.* was filed on January 10, 2007 in the U.S. District Court for the Eastern District of Arkansas. *Bruce Schiller, et al vs. Plantronics, Inc.* was filed on October 10, 2006 in the Superior Court of the State of California in and for the County of Los Angeles. The complaints state that they do not seek damages for personal injury to any individual. These complaints seek various remedies, including injunctive relief requiring the Company to include certain additional warnings with its *Bluetooth* headsets and to redesign the headsets to limit the volume produced, or, alternatively, to provide the user with the ability to determine the level of sound emitted from the headset. Plaintiffs also seek unspecified general, special, and punitive damages, as well as restitution. The federal cases have been consolidated for all pre-trial purposes in the U.S. District Court for the Central District of Los Angeles before Judge Fischer. The California State Court case was dismissed by the plaintiffs. The parties agreed in principle to settle their claims. The U.S. District Court for the Central District of Los Angeles signed an order approving the final settlement of the lawsuit entitled *In Re Bluetooth Headset Products Liability Litigation* brought against Plantronics, Inc., Motorola, Inc. and GN Netcom, Inc. alleging that the three companies failed to adequately warn consumers of the potential for long term noise induced hearing loss if they used *Bluetooth* headsets. The companies contested the claims of the lawsuit but settled the lawsuit on a nationwide basis for an amount which we believe is less than the cost of litigating and winning the lawsuit. On September 25, 2009, the Court signed a judgment in the case resolving all matters except the issue of outstanding attorneys' fees, which will be split among the three defendants. On October 22, 2009, the Court issued an order setting the class counsel's attorneys' fees and costs and the incentive award at the maximum amounts agreed to by the parties in their settlement. The objectors to the settlement have filed a notice of appeal, and the appeal is in process. We believe that any loss related to these proceedings would not be material and have adequately reserved for these costs in the consolidated financial statements.

In addition, we are presently engaged in various legal actions arising in the normal course of our business. We believe that it is unlikely that any of these actions will have a material adverse impact on our operating results; however, because of the inherent uncertainties of litigation, the outcome of any of these actions could be unfavorable and could have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

Our common stock is publicly traded on the NYSE under the symbol "PLT". The following table sets forth the low and high sales prices as reported on the NYSE for each period indicated.

	Low	High
Fiscal 2011		
First Quarter	$ 27.80	$ 34.17
Second Quarter	26.79	34.28
Third Quarter	33.30	38.20
Fourth Quarter	33.75	38.04
Fiscal 2010		
First Quarter	$ 11.40	$ 18.31
Second Quarter	17.28	28.07
Third Quarter	23.15	27.23
Fourth Quarter	24.45	32.13

As of April 30, 2011, there were approximately 70 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of beneficial owners, we are unable to estimate the total number of beneficial owners. On April 1, 2011, the last trading day of fiscal 2011, the last sale reported on the NYSE for Plantronics' common stock was $36.60 per share.

Cash Dividends

In fiscal 2011 and 2010, we declared quarterly cash dividends of $0.05 per share resulting in total dividends declared of $9.7 million and $9.8 million, respectively.

On May 3, 2011, the Company announced that the Board of Directors had declared the Company's twenty-eighth quarterly cash dividend of $0.05 per share of the Company's common stock, payable on June 10, 2011 to stockholders of record on May 20, 2011.

The actual declaration of future dividends and the establishment of record and payment dates are subject to final determination by the Audit Committee of the Board of Directors of Plantronics each quarter after its review of our financial performance and financial position.

Share Repurchase Programs

From time to time, the Board of Directors authorizes plans under which we may repurchase shares of our common stock in the open market, depending on the market conditions.

During fiscal 2009, we repurchased in the open market 1,007,500 shares of our common stock which were remaining under the 1,000,000 repurchase plans each authorized by the Board of Directors on January 25, 2008 and November 10, 2008 The total cost of these repurchases was $17.8 million with an average price of $17.68 per share.

During fiscal 2010, we repurchased in the open market 1,935,100 shares of our common stock which were under repurchase plans authorized by the Board of Directors on the following dates: November 10, 2008, November 27, 2009 and March 1, 2010 for 1,000,000 shares each. The total cost of these repurchases was $49.7 million with an average price of $25.66 per share.

During fiscal 2011, we repurchased in the open market 3,315,000 shares of our common stock which were under repurchase plans authorized by the Board of Directors on the following dates: March 1, 2010, June 4, 2010, August 27, 2010 and March 1, 2011 for 1,000,000 shares each. The total cost of these repurchases was $105.5 million with an average price of $31.83 per share.

As of March 31, 2011, there were 660,900 remaining shares authorized for repurchase under the March 1, 2011 authorized plan.

On May 2, 2011, subsequent to the end of our fiscal year, the Board of Directors authorized the repurchase of up to 7,000,000 shares of our outstanding common stock. As part of this authorization, on May 9, 2011, we entered into two separate Master Confirmation and Supplemental Confirmations with Goldman, Sachs & Co. to repurchase an aggregate of $100 million of our common stock under an accelerated share repurchase program.

The following table presents a month-to-month summary of the stock purchase activity in the fourth quarter of fiscal 2011:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 2, 2011 to January 29, 2011	133,400	$ 36.78	133,400	524,600
January 30, 2011 to March 5, 2011	517,624 [1]	$ 35.28	516,000	1,008,600
March 6, 2011 to April 2, 2011	347,700	$ 35.10	347,700	660,900

See Note 12 of our Notes to Consolidated Financial Statements for more information regarding our stock repurchase programs.

[1] Includes 1,624 shares that were tendered to us in satisfaction of tax withholding obligations upon the vesting of restricted stock granted under our employee stock plans.

ITEM 6. SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA

The following selected financial information has been derived from our consolidated financial statements. The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included in Item 8 of this Form 10-K in order to fully understand factors that may affect the comparability of the information presented below.

	Fiscal Year Ended March 31,				
	2011 [2]	2010 [1,2,5]	2009 [1,2,4]	2008 [1,3]	2007 [1]
	($ in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA:					
Net revenues	$ 683,602	$ 613,837	$ 674,590	$ 747,935	$ 676,514
Operating income	$ 140,712	$ 97,635	$ 61,461	$ 115,166	$ 84,677
Operating margin	20.6%	15.9%	9.1%	15.4%	12.5%
Income from continuing operations	$ 140,656	$ 100,740	$ 57,917	$ 121,020	$ 88,766
Income from continuing operations, net of tax	$ 109,243	$ 76,453	$ 45,342	$ 92,012	$ 67,267
Basic earnings per share - continuing operations	$ 2.29	$ 1.58	$ 0.93	$ 1.91	$ 1.42
Diluted earnings per share - continuing operations	$ 2.21	$ 1.55	$ 0.93	$ 1.87	$ 1.40
Loss on discontinued operations, net of tax	$ —	$ (19,075)	$ (110,241)	$ (23,617)	$ (17,124)
Cash dividends declared per common share	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Shares used in basic per share calculations	47,713	48,504	48,589	48,232	47,361
Shares used in diluted per share calculations	49,344	49,331	48,947	49,090	48,020
BALANCE SHEET DATA:					
Cash, cash equivalents, and short-term investments	$ 429,956	$ 369,192	$ 218,180	$ 163,091	$ 103,365
Total assets	$ 744,647	$ 655,351	$ 633,120	$ 741,393	$ 651,304
Long-term obligations	$ 12,667	$ 13,850	$ 13,698	$ 14,989	$ 696
Total stockholders' equity	$ 634,852	$ 571,334	$ 525,367	$ 578,620	$ 496,807
OTHER DATA:					
Cash provided from operating activities	$ 158,232	$ 143,729	$ 99,150	$ 102,900	$ 73,048

[1] On December 1, 2009, we completed the sale of Altec Lansing, our AEG segment, and, therefore, its results are no longer included in continuing operations for all periods presented. Accordingly, we have classified the AEG operating results, including the loss on sale, as discontinued operations in the Consolidated statement of operations for all periods presented. See Note 4 of the Consolidated Financial Statements and related notes, included elsewhere, herein.

[2] During fiscal 2009, we announced several restructuring plans which included reductions in force including the planned closure of our Suzhou, China *Bluetooth* manufacturing facility in fiscal March 31, 2010. As a result of these activities, $11.0 million in restructuring and other related charges has been included in our consolidated income from continuing operations for the year ended March 31, 2009. In fiscal 2010, we recorded an additional $1.9 million of Restructuring and other related charges consisting of $0.8 million of severance and benefits and $1.1 million of non-cash charges including $0.7 million for the acceleration of depreciation on building and equipment associated with research and development and administrative functions due to the change in the assets' useful lives as a result of the assets being taken out of service prior to their original service period and $0.4 million of additional loss on Assets held for sale. In addition, in fiscal 2010, we recorded non-cash charges of $5.2 million for accelerated depreciation related to the building and equipment associated with manufacturing operations which is included in Cost of revenues. There were no charges in fiscal 2011; however, we completed the sale of our Suzhou facility, which was classified as Assets held for sale, resulting in an immaterial net gain which was recorded in Restructuring and other related charges. See Note 10 of the Consolidated Financial Statements and related notes, included elsewhere, herein.

[3] In the first quarter of fiscal 2008, we adopted new accounting principles for recognizing and measuring uncertain tax positions; as a result, the liability for uncertain tax provisions not expected to be paid within the next twelve months of $13.5 million was reclassified to long-term income taxes payable. See Note 16 of the Consolidated Financial Statements and related notes, included elsewhere, herein.

[4] As originally reported in fiscal 2009, potentially dilutive common shares attributable to employee stock plans diluted shares were excluded from the diluted share calculation as they would have been anti-dilutive and would have reduced the net loss per share however, as a result of reporting our AEG segment as discontinued operations, the anti-dilution of these potentially dilutive common shares is now based on income from continuing operations as compared to net income (loss) and are now included in the shares used in diluted per share calculation.

[5] Fiscal year 2010 consisted of 53 weeks. All other fiscal years presented consisted of 52 weeks.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this report. This discussion contains forward-looking statements. Please see the "Cautionary Statement" and "Risk Factors" above for discussions of the uncertainties, risks, and assumptions associated with these statements. Our fiscal year-end financial reporting periods are a 52 or 53 week year ending on the Saturday closest to March 31st. Fiscal year 2011 had 52 weeks and ended on April 2, 2011. Fiscal year 2010 had 53 weeks, with the extra week occurring in the fourth quarter of the year, and ended on April 3, 2010. Fiscal year 2009 had 52 weeks and ended on March 28, 2009. Except as noted, financial results are for continuing operations; Altec Lansing, our former AEG segment, was sold effective December 1, 2009 and is reported as discontinued operations.

OVERVIEW

We are a leading worldwide designer, manufacturer, and marketer of lightweight communications headsets, telephone headset systems, and accessories for the business and consumer markets under the Plantronics brand. In addition, we manufacture and market, under our Clarity brand, specialty telephone products, such as telephones for the hearing impaired, and other related products for people with special communication needs.

We ship a broad range of products to approximately 65 countries through a worldwide network of distributors, retailers, wireless carriers, original equipment manufacturers ("OEMs"), and telephony service providers. We have well-developed distribution channels in North America, Europe, Australia and New Zealand, where use of our products is widespread. Our distribution channels in other regions of the world are less mature, and, while we primarily serve the contact center markets in those regions, we continue to expand into the office, mobile and entertainment, digital audio, and specialty telephone markets in those regions and additional international locations.

On December 1, 2009, we sold Altec Lansing, our AEG business segment. We have classified the AEG operating results, including the loss on sale of AEG, as discontinued operations for all periods presented and we now operate as one segment.

Consolidated net revenues in fiscal 2011 were $683.6 million, which is an increase of 11.4% from fiscal 2010 net revenues of $613.8 million. The year-over-year increase was driven by increased demand for headsets designed for Unified Communications ("UC") together with higher sales volumes of our Office and Contact Center ("OCC") products as a result of a stronger overall economic environment.

We had income from continuing operations, net of tax, of $109.2 million in fiscal 2011 as compared to $76.5 million in fiscal 2010, an increase of $32.8 million, due primarily to increased net revenues and higher margins due to a stronger overall product mix driven by increased OCC net revenues as OCC products generally have higher margins along with a full year effect of outsourcing our *Bluetooth* product manufacturing in the second quarter of fiscal 2010 offset in part by an increase in operating expenses as a result of our investment in UC.

UC is widely expected to increase the adoption and use of headsets in enterprise applications. Headsets help to enable voice to be delivered naturally in the UC environment. As UC is adopted by enterprises to reduce costs and improve collaboration, headsets are expected to be an important part of the UC environment.

In the Mobile market, particularly for consumer applications, margins are typically lower than for our enterprise applications due to the level of competition and pricing pressures. Our strategy for improving the profitability of mobile consumer products is to differentiate our products from our competitors and to provide compelling solutions under our brand with regard to features, design, ease of use and performance.

Throughout fiscal 2011, we remained focused on our long-term strategy to invest in UC as a key long-term driver of revenue and profit growth, maintain profitability in our consumer *Bluetooth* products and earn a return on invested capital in excess of the cost of capital. While staying focused on our long-term strategy, we continued to distribute capital to stockholders through repurchases of our common stock, and, subsequent to our fiscal year end, on May 2, 2011, our Board of Directors authorized the repurchase of up to 7,000,000 shares of our outstanding common stock.

Looking forward into fiscal 2012, we continue to believe that UC is a key long-term driver of revenue and profit growth. In fiscal 2011, we introduced new products and generated $53 million in revenues from our UC product portfolio. We continue to focus on innovative product development, including the use of software and services as part of our products. Our investment also includes growing our sales force and increasing marketing and other support costs as we expand our key strategic partnerships to market UC products. Our goal is to be the world leader in audio solutions for the UC market and we feel we are well positioned as we enter fiscal 2012 with a strong UC product portfolio.

We intend for the following discussion of our financial condition and results of operations to provide information that will assist in understanding our financial statements and therefore, this discussion should be read in conjunction with the financial statements and accompanying notes.

RESULTS OF OPERATIONS

The following tables set forth, for the periods indicated, the consolidated statements of operations data. The financial information and the ensuing discussion should be read in conjunction with the accompanying consolidated financial statements and notes thereto. Except as noted, financial results are for continuing operations. Altec Lansing, our former AEG segment, was sold effective December 1, 2009. We have classified the AEG operating results as discontinued operations in the Consolidated statement of operations for all periods presented.

(in thousands)	**Fiscal Year Ended March 31,**					
	2011		**2010**		**2009**	
Net revenues	$ 683,602	100.0 %	$ 613,837	100.0 %	$ 674,590	100.0 %
Cost of revenues	321,846	47.1 %	312,767	51.0 %	382,659	56.7 %
Gross profit	361,756	52.9 %	301,070	49.0 %	291,931	43.3 %
Operating expense:						
Research, development and engineering	63,183	9.2 %	57,784	9.4 %	63,840	9.5 %
Selling, general and administrative	163,389	23.9 %	143,784	23.4 %	155,678	23.1 %
Gain from litigation settlement	(5,100)	(0.7)%	—	—	—	—
Restructuring and other related charges	(428)	(0.1)%	1,867	0.3 %	10,952	1.6 %
Total operating expenses	221,044	32.3 %	203,435	33.1 %	230,470	34.2 %
Operating income	140,712	20.6 %	97,635	15.9 %	61,461	9.1 %
Interest and other income (expense), net	(56)	—	3,105	0.5 %	(3,544)	(0.5)%
Income from continuing operations before income taxes	140,656	20.6 %	100,740	16.4 %	57,917	8.6 %
Income tax expense from continuing operations	31,413	4.6 %	24,287	4.0 %	12,575	1.9 %
Income from continuing operations, net of tax	109,243	16.0 %	76,453	12.4 %	45,342	6.7 %
Discontinued operations:						
Loss from operations of discontinued AEG segment (including loss on sale)	—	—	(30,468)	(5.0)%	(142,633)	(21.1)%
Income tax benefit on discontinued operations	—	—	(11,393)	(1.9)%	(32,392)	(4.8)%
Loss on discontinued operations	—	—	(19,075)	(3.1)%	(110,241)	(16.3)%
Net income (loss)	$ 109,243	16.0 %	$ 57,378	9.3 %	$ (64,899)	(9.6)%

Net Revenues

(in thousands)	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2010	Increase (Decrease)		Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2009	Increase (Decrease)	
Net revenues:								
Office and Contact Center	$ 490,472	$ 404,397	$ 86,075	21.3 %	$ 404,397	$ 429,669	$(25,272)	(5.9)%
Mobile	137,530	149,756	(12,226)	(8.2)%	149,756	187,419	(37,663)	(20.1)%
Gaming and Computer Audio	36,736	39,260	(2,524)	(6.4)%	39,260	34,052	5,208	15.3 %
Clarity	18,864	20,424	(1,560)	(7.6)%	20,424	23,450	(3,026)	(12.9)%
Total net revenues	$ 683,602	$ 613,837	$ 69,765	11.4 %	$ 613,837	$ 674,590	$(60,753)	(9.0)%

Our consolidated net revenues increased in fiscal 2011 as compared to fiscal 2010 driven by growth in OCC product revenues as a result of improved global economic conditions and growth in demand for UC. While we experienced foreign exchange fluctuations in our net revenues during the first half of the fiscal year, the overall foreign exchange impact for the entire fiscal year was not material.

Our consolidated net revenues decreased in fiscal 2010 as compared to fiscal 2009 primarily in our Mobile and OCC product revenues as a result of global economic weakness due to the global recession especially in the first half of fiscal 2010 in comparison to the prior year. While we experienced foreign exchange fluctuations in our net revenues during the first half of fiscal 2010, the overall foreign exchange impact for the entire fiscal year was not material.

Net revenues may vary due to the timing of the introduction of new products, discounts and other incentives and channel mix. In addition, we typically experience seasonality in our quarterly revenues which occurs in the third quarter of our fiscal year. Our OCC products represent our largest source of revenues while our Mobile products represent our largest unit volumes.

Primary fluctuations in the net revenues in fiscal 2011 compared to fiscal 2010 were as follows:

- OCC product net revenues increased $86.1 million as a result of higher volumes due to improved global economic conditions and growth in demand for UC products.
- Mobile net revenues decreased $12.2 million mostly due to overall weakness in the product category which resulted in a lower unit volume of sales. We believe we have maintained our share of the total global market, although gains achieved internationally were partially offset by a reduction in U.S. market share.

Primary fluctuations in the net revenues in fiscal 2010 compared to fiscal 2009 were as follows:

- Mobile product net revenues decreased by $37.7 million due primarily to lower volumes as a result of the global recession along with the benefit realized in fiscal 2009 from *Bluetooth* headset revenues attributable to hands-free driving legislation enacted in the states of California and Washington in the U.S. in fiscal 2009.
- OCC product net revenues decreased by $25.3 million as a result of lower volumes due to weakness in economic conditions as a result of the global recession.
- Gaming and Computer Audio net revenues increased by $5.2 million due to higher sales of UC products and the overall strength of the product portfolio.
- Clarity net revenues decreased by $3.0 million due primarily to lower purchases under state government programs as a result of the impact of the recession on state budgets and lower OEM sales in Europe.

Geographical Information

(in thousands)	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2010	Increase (Decrease)		Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2009	Increase (Decrease)	
Net revenues:								
United States	$ 400,292	$ 378,119	$ 22,173	5.9%	$ 378,119	$ 424,290	$ (46,171)	(10.9)%
As a percentage of net revenues	*58.6%*	*61.6%*	*(3.0)*	*ppt.*	*61.6%*	*62.9%*	*(1.3)*	*ppt.*
Europe, Middle East and Africa	169,521	148,070	21,451	14.5%	148,070	162,697	(14,627)	(9.0)%
Asia Pacific	62,697	46,494	16,203	34.8%	46,494	41,846	4,648	11.1 %
Americas, excluding United States	51,092	41,154	9,938	24.1%	41,154	45,757	(4,603)	(10.1)%
Total international net revenues	283,310	235,718	47,592	20.2%	235,718	250,300	(14,582)	(5.8)%
As a percentage of net revenues	*41.4%*	*38.4%*	*3.0*	*ppt.*	*38.4%*	*37.1%*	*1.3*	*ppt.*
Total consolidated net revenues	$ 683,602	$ 613,837	$ 69,765	11.4%	$ 613,837	$ 674,590	$ (60,753)	(9.0)%

Consolidated U.S. net revenues, as a percentage of total net revenues, decreased by 3.0 percentage points to 59% in fiscal 2011 from 62% in fiscal 2010 mostly due to the weakness in the Mobile product category. Consolidated international net revenues, as a percentage of total net revenues, increased to 41% in fiscal 2011 from 38% in fiscal 2010. The increase in absolute dollars in the U.S. revenues was a result of increased OCC revenues due to improved global economic conditions and growth in demand for UC. The increase in absolute dollars in international revenues was also due to increased OCC revenues along with an increase in Mobile revenues as we gained market share in the overall region.

Consolidated U.S. net revenues, as a percentage of total net revenues, decreased by 1.0 percentage point to 62% in fiscal 2010 from 63% in fiscal 2009 due mostly to the *Bluetooth* product attributable to hands-free driving legislation enacted in the states of California and Washington in the U.S. in fiscal 2009. Accordingly, consolidated international net revenues, as a percentage of total net revenues, increased to 38% in fiscal 2010 from 37% in fiscal 2009. The decrease in absolute dollars in both the U.S. and international revenues was a result of the global economic recession.

Cost of Revenues and Gross Profit

Cost of revenues consists primarily of direct manufacturing and contract manufacturer costs, including material and direct labor, our operations management team and indirect labor such as supervisors and warehouse workers, freight expense, warranty expense, depreciation, royalties, reserves for excess and obsolete inventory, and an allocation of overhead expenses, including facilities and IT costs.

(in thousands)	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2010	Increase (Decrease)		Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2009	Increase (Decrease)	
Net revenues	$683,602	$613,837	$ 69,765	11.4%	$613,837	$674,590	$(60,753)	(9.0)%
Cost of revenues	321,846	312,767	9,079	2.9%	312,767	382,659	(69,892)	(18.3)%
Consolidated gross profit	$361,756	$301,070	$ 60,686	20.2%	$301,070	$291,931	$ 9,139	3.1 %
Consolidated gross profit %	52.9%	49.0%	3.9	*ppt.*	49.0%	43.3%	5.7	*ppt.*

The increase in gross profit in fiscal 2011 compared to fiscal 2010 was due primarily to increased revenues of $69.8 million along with improved margins on these revenues. As a percentage of net revenues, gross profit increased 3.9 percentage points due primarily to the following:

- a 1.6 percentage point benefit from higher product margins driven mostly by a favorable product mix consisting of a higher proportion of OCC revenues which generally have a higher gross margin than other product categories;
- a 1.3 percentage point benefit from improved *Bluetooth* product margins mostly related to continued lower costs as a result of the outsourcing of our manufacturing which began in July 2009; and
- a 1.0 percentage point benefit from lower depreciation expenses as we incurred accelerated depreciation expenses in the prior fiscal year related to the closure of our Suzhou, China manufacturing facility in July 2009.

The increase in gross profit in fiscal 2010 compared to fiscal 2009, despite the decline in net revenues, was due to improved margins. As a percentage of net revenues, gross profit increased 5.7 percentage points due primarily to the following:

- a 2.2 percentage point benefit from lower requirements for excess and obsolete inventory and warranty provisions;
- a 1.9 percentage point benefit from improved product margins on *Bluetooth* and OCC headsets mostly due to cost reductions;
- a 1.2 percentage point benefit from higher product margins driven mostly by a favorable product mix consisting of a higher proportion of OCC revenues which generally have a higher gross margin than other product categories;
- a 0.8 percentage point benefit from lower freight costs mostly due to fewer material receipts as a result of improved inventory management and reduced shipping rates as we experienced fuel surcharges in the prior year; and
- a 0.4 percentage point benefit from lower manufacturing costs mostly due to cost reductions.

Product mix has a significant impact on gross profit as there can be significant variances between our higher and our lower margin products; therefore, small variations in product mix, which can be difficult to predict, can have a significant impact on gross profit. In addition, if we do not properly anticipate changes in demand, we have in the past, and may in the future, incur significant costs associated with writing off excess and obsolete inventory or incur charges for adverse purchase commitments. Gross profit may also vary based on distribution channel, return rates, the amount of product sold for which royalties are required to be paid, the rate at which royalties are calculated, and other factors.

Research, Development and Engineering

Research, development, and engineering costs are expensed as incurred and consist primarily of compensation costs, outside services, including legal fees associated with protecting our intellectual property, expensed materials, depreciation, and an allocation of overhead expenses, including IT, facilities, and human resources costs.

(in thousands)	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2010	Increase (Decrease)		Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2009	Increase (Decrease)	
Research, development and engineering	$ 63,183	$ 57,784	$ 5,399	9.3%	$ 57,784	$ 63,840	$ (6,056)	(9.5)%
% of total consolidated net revenues	9.2%	9.4%	(0.2) *ppt.*		9.4%	9.5%	(0.1) *ppt.*	

In fiscal 2011, compared to fiscal 2010, consolidated research, development and engineering expenses increased in absolute dollars but declined as a percentage of net revenues by 0.2 percentage points. The increase in absolute dollars of $5.4 million was due primarily to the following:

- increased compensation costs of $2.6 million, primarily from higher performance-based compensation costs from higher profits, increased headcount, and annual merit increases; and
- an increase of $2.0 million from higher project expenses mostly related to UC development.

Projects that we focused on during fiscal 2011 were:

- UC products and software;
- wireless office system products and technology;
- *Bluetooth* products and technology; and
- developing common architectures across multiple products and increasing the use of common components across product lines.

In fiscal 2010, compared to fiscal 2009, consolidated research, development, and engineering expenses decreased in absolute dollars and as a percentage of net revenues as a result of cost reduction efforts. The decrease in absolute dollars was due primarily to the following:

- lower compensation costs of $2.7 million as a result of reductions in our workforce; and
- a decrease of $1.7 million of lower research and development project expenses as a result of efficiency improvements, including the benefit of lower project material and equipment expenses from outsourcing our *Bluetooth* headset manufacturing.

We anticipate that our consolidated research, development and engineering expenses in fiscal 2012 will increase slightly in comparison to fiscal 2011 as we continue to develop solutions for the UC market opportunity and to refresh and extend our product offerings for contact centers, traditional offices and mobile applications.

Selling, General and Administrative

Selling, general and administrative expense consists primarily of compensation costs, marketing costs, professional service fees, travel expenses, litigation costs, bad debt expense, and allocations of overhead expenses, including facilities, human resources and IT costs.

	Fiscal Year Ended				**Fiscal Year Ended**			
(in thousands)	**March 31, 2011**	**March 31, 2010**	**Increase (Decrease)**		**March 31, 2010**	**March 31, 2009**	**Increase (Decrease)**	
Selling, general and administrative	$163,389	$143,784	$ 19,605	13.6%	$143,784	$155,678	$(11,894)	(7.6)%
% of total consolidated net revenues	23.9%	23.4%	0.5	*ppt.*	23.4%	23.1%	0.3	*ppt.*

In fiscal 2011, compared to fiscal 2010, consolidated selling, general and administrative expenses increased due primarily to the following:

- higher compensation expenses of $8.9 million as a result of higher performance-based compensation on higher revenues and profits, increased headcount, and annual merit increases;
- an increase in marketing and sales promotions of $3.0 million in support of increased revenue opportunities;
- an increase in travel-related expenses of $2.6 million mostly in support of increased revenue opportunities;
- an increase in legal costs of $2.5 million mostly due to additional litigation that was settled favorably in fiscal 2011 and is discussed below in *"Gain from Litigation Settlement"*; and
- an increase in external sales representative fees and commissions of $1.5 million associated with higher revenues.

These increases were offset in part by a decrease of $1.1 million in depreciation expenses due to assets being fully depreciated during fiscal 2010 and a majority of the current capital projects were not completed as of the end of fiscal 2011.

In fiscal 2010, compared to fiscal 2009, consolidated selling, general and administrative expenses decreased due primarily to the following:

- a decrease in marketing and sales promotions of $6.2 million due to lower advertising, public relations, trade show, and market research expenses as a result of cost reduction and containment efforts;
- a decrease in professional service fees of $4.4 million mostly due to lower external sales representative fees as a result of lower revenues, consulting costs, and recruiting costs;
- a decrease of $1.8 million for provisions on doubtful accounts receivable due to higher expenses in fiscal 2009 as we experienced unexpected customer bankruptcies as a result of the global recession; and
- a decrease of $1.8 million in travel and entertainment related expenses as a result of our cost reduction initiatives.

These decreases were offset in part by an increase of $1.4 million in legal fees mostly as a result of litigation activity related to cases where Plantronics is the plaintiff.

We anticipate that our consolidated selling, general and administrative expenses will increase slightly in fiscal 2012 in comparison to fiscal 2011 as we continue to invest in support of the growing UC market.

Gain from Litigation Settlement

(in thousands)	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2010	Increase (Decrease)		Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2009	Increase (Decrease)	
Gain from Litigation Settlement	$ (5,100)	$ —	$ (5,100)	100.0%	$ —	$ —	$ —	—
% of total consolidated net revenues	(0.7)%	—	(0.7)	*ppt.*	—	—	—	*ppt.*

During the fourth quarter of fiscal 2011, we entered into a binding settlement agreement to dismiss litigation involving the alleged theft of our trade secrets by a competitor in mobile headsets, and in the same quarter, pursuant to the settlement agreement, we received a payment of $5.1 million in exchange for a full release and settlement of the claims.

Restructuring and Other Related Charges

(in thousands)	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2010	Increase (Decrease)		Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2009	Increase (Decrease)	
Restructuring and other related charges	$ (428)	$ 1,867	$ (2,295)	(122.9)%	$ 1,867	$ 10,952	$ (9,085)	(83.0)%
% of total consolidated net revenues	(0.1)%	0.3%	(0.4)	*ppt.*	0.3%	1.6%	(1.3)	*ppt.*

We announced various restructuring activities in fiscal 2009 in an effort to reduce our cost structure in light of the expected impact of the global economic recession on our business and revenues. These actions consisted of reductions in force throughout all of our geographies along with a plan to close our manufacturing operations in our Suzhou, China facility due to the decision to outsource the manufacturing of our *Bluetooth* products to a third party supplier in China. We exited the manufacturing portion of the facility in July 2009 at which time the remaining assets were classified as Assets held for sale on the Consolidated balance sheet. Approximately 1,500 employees from functions across the Company were notified of their termination under these actions and substantially all of these employees have been terminated as of March 31, 2011.

As a result of these restructuring actions, we recorded approximately $1.9 million and $11.0 million of Restructuring and other related charges during the years ended March 31, 2010 and 2009, respectively, consisting of severance and benefits along with facilities and equipment charges. In addition, during the year ended March 31, 2010, we recorded non-cash charges of $5.2 million for accelerated depreciation related to the building and equipment associated with manufacturing operations which is included in Cost of revenues. There were no charges during the year ended March 31, 2011; however, in the third quarter of fiscal 2011, we completed the sale of our Suzhou facility, which was classified as Assets held for sale, resulting in an immaterial net gain which was recorded in Restructuring and other related charges.

As of March 31, 2011, we have recorded a total of $17.7 million of costs related to these actions, which includes $11.2 million of severance and benefits and $6.9 million in non-cash charges related to accelerated depreciation charges, the write-off of facilities and equipment and impairment loss on Assets held for sale, offset in part by a $0.4 million gain on the final sale of our Suzhou facility. All of these costs and the gain on sale were recorded in Restructuring and other related charges, with the exception of $5.2 million of accelerated depreciation which was recorded in Cost of revenues. All the costs related to these actions have been paid as of March 31, 2011.

Operating Income

(in thousands)	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2010	Increase (Decrease)		Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2009	Increase (Decrease)	
Operating income	$140,712	$ 97,635	$ 43,077	44.1%	$ 97,635	$ 61,461	$ 36,174	58.9%
% of total consolidated net revenues	20.6%	15.9%	4.7	*ppt.*	15.9%	9.1%	6.8	*ppt.*

In fiscal 2011, we reported operating income of $140.7 million compared to $97.6 million in fiscal 2010 due to increased revenues and higher margins resulting mostly from a favorable product mix consisting of a greater proportion of OCC revenues which generally have higher gross margins than other product categories. In addition, we experienced improved *Bluetooth* margins resulting primarily from lower costs as a result of outsourcing our manufacturing facility in China which began in July 2009.

In fiscal 2010, we had an operating income of $97.6 million compared to $61.5 million in fiscal 2009 due to higher margins on lower revenues as a result of our fiscal 2009 restructuring actions in which we reduced our worldwide workforce and outsourced our *Bluetooth* manufacturing in China along with lower costs as a result of cost savings programs.

Operating margins may vary based on product mix shifts, product life cycles, and seasonality. We believe our operating income will increase in fiscal 2012 due to growth in revenues driven primarily as a result of capitalizing on the UC opportunity as well as expected continued moderate economic growth.

Interest and Other Income (Expense), Net

	Fiscal Year Ended				**Fiscal Year Ended**			
(in thousands)	**March 31, 2011**	**March 31, 2010**	**Increase (Decrease)**		**March 31, 2010**	**March 31, 2009**	**Increase (Decrease)**	
Interest and other income (expense), net	$ (56)	$ 3,105	$ (3,161)	(101.8)%	$ 3,105	$ (3,544)	$ 6,649	187.6%
% of total net revenues	—	0.5%	(0.5)	*ppt.*	0.5%	(0.5)%	1.0	*ppt.*

Interest and other income (expense), net in fiscal 2011 decreased from fiscal 2010 due primarily to greater foreign currency exchange gains in the prior year as a result of a weaker U.S. Dollar in fiscal 2010 than in fiscal 2011 in addition to penalties and interest recorded in fiscal 2011 related to the settlement of an indirect tax matter in Brazil. In addition, included in the prior year was income from a one-time government stimulus program in Mexico.

In comparison to fiscal 2009, interest and other income (expense), net in fiscal 2010 increased due primarily to foreign exchange gains in fiscal 2010 as compared to foreign currency losses in the prior year as a result of the strength of the U.S. Dollar, a stimulus grant received from the Mexican government and reimbursement from Altec Lansing for routine expenses incurred on their behalf under the Transition Service Agreement entered into in conjunction with the sale of the AEG business in December 2009. These increases were offset in part by lower interest income as a result of declining interest rates despite higher average cash and investment balances in fiscal 2010.

Income Tax Expense

	Fiscal Year Ended				**Fiscal Year Ended**			
(in thousands)	**March 31, 2011**	**March 31, 2010**	**Increase (Decrease)**		**March 31, 2010**	**March 31, 2009**	**Increase (Decrease)**	
Income from continuing operations before income taxes	$ 140,656	$ 100,740	$ 39,916	39.6%	$ 100,740	$ 57,917	$ 42,823	73.9%
Income tax expense from continuing operations	31,413	24,287	7,126	29.3%	24,287	12,575	11,712	93.1%
Income from continuing operations, net of tax	$ 109,243	$ 76,453	$ 32,790	42.9%	$ 76,453	$ 45,342	$ 31,111	68.6%
Effective tax rate	22.3%	24.1%	(1.8)	*ppt.*	24.1%	21.7%	2.4	*ppt.*

In comparison to fiscal 2010, the decrease in the effective tax rate for fiscal 2011 was due primarily to the increased benefit from the U.S. federal research tax credit in fiscal 2011 as the credit was reinstated in December 2010 retroactively to January 1, 2010; therefore, the effective tax rate in fiscal 2011 includes the impact of credits earned in our fourth quarter of fiscal 2010.

In comparison to fiscal 2009, the increase in the effective tax rate for fiscal 2010 was due primarily to the incremental benefit associated with the release of a higher amount of tax reserves resulting from the lapse of the statute of limitations in certain jurisdictions in fiscal 2009. In addition, the effective tax rate for fiscal 2009 included the impact of credits earned in the fourth quarter of fiscal 2008 because the U.S. federal research tax credit was reinstated in October 2008 retroactively to January 1, 2008.

Our effective tax rate for fiscal years 2011, 2010 and 2009 differs from the statutory rate due to the impact of foreign operations taxed at different statutory rates, income tax credits, state taxes, and other factors. The future tax rate could be impacted by a shift in the mix of domestic and foreign income, tax treaties with foreign jurisdictions, changes in tax laws in the U.S. or internationally or a change in estimate of future taxable income which could result in a valuation allowance being required.

As of March 31, 2011, we had $10.5 million of unrecognized tax benefits compared to $11.2 million as of March 31, 2010 and $11.1 million as of March 31, 2009. The unrecognized tax benefits as of the end of fiscal 2011 would favorably impact the effective tax rate in future periods if recognized.

It is our continuing practice to recognize interest and/or penalties related to income tax matters in income tax expense. As of March 31, 2011 and 2010, we had approximately $1.7 million of accrued interest related to uncertain tax positions, compared to $1.6 million as of March 31, 2009. No penalties have been accrued.

Although the timing and outcome of income tax audits is highly uncertain, it is possible that certain unrecognized tax benefits may be reduced as a result of the lapse of the applicable statutes of limitations in federal, state, and foreign jurisdictions within the next twelve months. Currently, we cannot reasonably estimate the amount of reductions, if any, during the next twelve months. Any such reduction could be impacted by other changes in unrecognized tax benefits.

We are subject to taxation in various foreign and state jurisdictions as well as in the U.S. We are no longer subject to U.S. federal tax examinations by tax authorities for years prior to 2008. We are under examination by the California Franchise Tax Board for our 2007 and 2008 tax years. Foreign income tax matters for material tax jurisdictions have been concluded for tax years prior to fiscal 2006, except for the United Kingdom which has been concluded for tax years prior to fiscal 2009.

Discontinued Operations

We entered into an Asset Purchase Agreement ("APA") on October 2, 2009, as subsequently amended, to sell Altec Lansing, our AEG segment. The sale was completed effective December 1, 2009. All of the revenues in the AEG segment were derived from sales of Altec Lansing products. All operations of AEG have been classified as discontinued operations in the Consolidated statement of operations for all periods presented.

The results from discontinued operations in fiscal 2010 include a loss of $0.6 million on sale of Altec Lansing which is calculated as follows (in thousands):

Proceeds received upon close	$ 11,075
Escrow payments received to date	2,065
Remaining escrow payments to be received (subsequently received in fiscal 2011)	1,625
Payment to purchaser for adjustment for final value of net assets under APA	(3,956)
Total estimated proceeds	10,809
Book value of net assets sold	(11,057)
Costs incurred upon closing	(363)
Loss on sale of AEG	$ (611)

There was no income or loss from discontinued operations for the year ended March 31, 2011. The results from discontinued operations for the years ended March 31, 2010 and 2009 are as follows:

(in thousands)	**Year Ended March 31,**	
	2010	**2009**
Net revenues	$ 64,916	$ 91,029
Cost of revenues	(53,127)	(86,932)
Operating expenses	(16,433)	(28,144)
Impairment of goodwill and long-lived assets	(25,194)	(117,464)
Restructuring and other related charges	(19)	(1,122)
Loss on sale of AEG	(611)	—
Loss from operations of discontinued AEG segment (including loss on sale of AEG)	(30,468)	(142,633)
Tax benefit from discontinued operations	(11,393)	(32,392)
Loss on discontinued operations, net of tax	$ (19,075)	$ (110,241)

FINANCIAL CONDITION

The table below provides selected consolidated cash flow information for the periods indicated:

(in thousands)		March 31, 2011		March 31, 2010		March 31, 2009
Cash provided by operating activities	**$**	**158,232**	**$**	**143,729**	**$**	**99,150**
Capital expenditures and other assets	$	(18,567)	$	(6,262)	$	(23,682)
Cash (used for purchases) provided by maturities and sales of investments, net		(161,935)		64,760		(59,896)
Proceeds received from sale of AEG segment		1,625		9,121		—
Cash provided by other investing activities		8,966		277		406
Cash provided by (used for) investing activities	**$**	**(169,911)**	**$**	**67,896**	**$**	**(83,172)**
Repurchase of common stock including taxes paid related to net share settlement on equity awards	$	(105,716)	$	(49,652)	$	(17,817)
Proceeds from issuance of common stock		50,109		32,581		6,899
Payment of cash dividends		(9,703)		(9,781)		(9,787)
Cash provided by other financing activities		9,939		5,870		5,790
Cash used for financing activities	**$**	**(55,371)**	**$**	**(20,982)**	**$**	**(14,915)**

Cash Flows from Operating Activities

Cash flows from operating activities in fiscal 2011 were $158.2 million and consisted of our net income of $109.2 million, non-cash charges of $29.1 million and working capital sources of cash of $19.9 million. Non-cash charges consisted primarily of $16.3 million of depreciation and amortization, $15.9 million of stock-based compensation and a $6.2 million income tax benefit associated with stock option exercises, offset in part by $5.7 million in excess tax benefits from stock-based compensation expense and a $5.2 million benefit from deferred income taxes. Working capital sources of cash consisted primarily of a decrease in inventory of $13.0 million as we continued to improve the management of our inventory levels, increases in accounts payable and accrued liabilities of $10.2 million and $9.9 million, respectively, due to timing of payments along with a benefit from income taxes of $4.2 million. Working capital uses of cash consisted primarily of an increase in accounts receivable of $15.1 million due to higher revenues in the fourth quarter of fiscal 2011 than in the prior year quarter. Inventory turns increased to 5.8 as of March 31, 2011 from 4.2 as of March 31, 2010 as a result of our lower inventory balances on higher cost of revenues in the fourth quarter of fiscal 2011 compared to the same period in fiscal 2010. Days Sales Outstanding ("DSO") increased to 54 days as of March 31, 2011 from 49 days as of March 31, 2010 as a result of a higher accounts receivable balance due to timing of revenues earned during the fourth quarter of fiscal 2011 as compared to the fourth quarter of fiscal 2010. While our accounts receivable balance has increased since March 31, 2010, we have improved the quality of our aging of the balance as of March 31, 2011.

Cash flows from operating activities in fiscal 2010 were $143.7 million and consisted of our net income of $57.4 million, non-cash charges of $54.3 million and working capital sources of cash of $32.0 million. Non-cash charges consisted primarily of $25.2 million related to the AEG impairment charge on long-lived assets recorded in discontinued operations, $18.1 million of depreciation and amortization, $14.6 million of stock-based compensation, and non-cash restructuring charges of $6.3 million offset in part by a $12.5 million benefit from deferred income taxes. Working capital sources of cash consisted primarily of a decrease in inventory of $27.6 million as we continued to improve the management of our inventory levels, income tax refunds received along with decreases in other assets. Working capital uses of cash consisted primarily of decreases in accounts payable and accrued liabilities from reduced spending during the fiscal year as a result of the sale of Altec Lansing in December 2009. Inventory turns, which is calculated using Cost of revenues from continuing operations only and consolidated inventory balances, increased to 4.2 as of March 31, 2010 from 3.1 as of March 31, 2009 as a result of our lower inventory balances on higher revenues in the fourth quarter of fiscal 2010 compared to the same period in fiscal 2009. Accounts receivable remained relatively flat from fiscal 2009 to fiscal 2010; however, DSO, which is calculated using Net revenues from continuing operations only and consolidated accounts receivable balances, decreased to 49 days as of March 31, 2010 from 59 days as of March 31, 2009 as a result of collections of the accounts receivable related to our AEG business which were retained by us upon the sale of Altec Lansing on December 1, 2009.

Cash flows from operating activities in fiscal 2009 were $99.2 million and consisted of our net loss of $64.9 million offset by non-cash charges of $147.6 million and working capital sources of cash of $16.4 million. Non-cash charges consisted primarily of $117.5 million related to the AEG impairment of goodwill and long-lived assets recorded in discontinued operations, $25.8 million of depreciation and amortization, $15.7 million of stock-based compensation, $11.4 million of provisions for excess and obsolete inventory, and $2.7 million of provisions for sales allowances and doubtful accounts offset in part by a $26.9 million benefit from deferred income taxes. Working capital sources of cash consisted primarily of a decrease in accounts receivable of $50.7 million due to cash collections and lower revenues. DSO, which is calculated using Net revenues from continuing operations only and consolidated accounts receivable balances, as of March 31, 2009 was 59 days compared to 64 as of March 31, 2008. Working capital uses of cash consisted primarily of decreases in accounts payable and accrued liabilities as we reduced our spending during the fiscal year, decreases in gross inventory as we improved management of our inventory levels, and increases in other assets. Inventory turns, which is calculated using Cost of revenues from continuing operations only and consolidated inventory balances, decreased slightly to 3.1 as of March 31, 2009 from 3.2 as of March 31, 2008 as a result of our higher inventory balances and lower revenues.

We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors including fluctuations in our net revenues and operating results, collection of accounts receivable, changes to inventory levels and timing of payments.

Cash Flows from Investing Activities

In fiscal 2011, net cash flows used for investing activities were $169.9 million, consisting primarily of $256.3 million and $48.9 million for the purchase of short-term and long-term investments, respectively, along with capital expenditures of $18.6 million. These uses of cash were offset in part by net proceeds of $142.5 million from sales and maturities of short-term investments, $9.1 million from the sale of our Suzhou facility classified as Assets held for sale and $1.6 million in net proceeds from release of the escrow from the sale of Altec Lansing, our AEG segment. Capital expenditures during fiscal 2011 related primarily to building and leasehold improvements including the installation of an expanded solar energy system in our headquarters in Santa Cruz, California, tooling and various IT projects and equipment.

In fiscal 2010, net cash flows provided from investing activities were $67.9 million, consisting primarily of net maturities and sales of short-term investments of $64.0 million and $9.1 million in net proceeds from the sale of Altec Lansing offset in part by capital expenditures of $6.3 million. Capital expenditures during fiscal 2010 primarily related to tooling and various IT projects.

In fiscal 2009, net cash flows used for investing activities were $83.2 million, consisting primarily of capital expenditures of $23.7 million and net purchases of short-term investments of $59.9 million. Significant capital expenditures during fiscal 2009 primarily related to $4.3 million in costs to complete construction of the new corporate data center in our Santa Cruz, California headquarters, $3.2 million for the construction of our engineering center in Santa Cruz, California and $2.3 million for various IT projects.

We anticipate our capital expenditures in fiscal 2012 to be in the range of $18.0 million to $20.0 million consisting primarily of building and leasehold improvements both in our U.S. and Europe offices, IT related expenditures and tooling for new products. We will continue to evaluate new business opportunities and new markets; as a result, future growth within the existing business or new opportunities and markets may dictate the need for additional facilities and capital expenditures to support that growth.

Cash Flows from Financing Activities

Net cash flows used for financing activities in fiscal 2011 were $55.4 million and consisted of $105.7 million used for the repurchase of common stock and $9.7 million in dividend payments, which were partially offset by $50.1 million in proceeds from the exercise of employee stock options, $4.2 million in proceeds from the sale of treasury stock issued for purchases under our Employee Stock Purchase Plan ("ESPP") and $5.7 million of excess tax benefits from stock-based compensation.

Net cash flows used for financing activities in fiscal 2010 were $21.0 million and consisted of $49.7 million related to repurchases of common stock and $9.8 million in dividend payments, which were partially offset by $32.6 million in proceeds from the exercise of employee stock options, $3.6 million in proceeds from the sale of treasury stock issued for purchases under our ESPP and $2.2 million of excess tax benefits from stock-based compensation.

Net cash flows used for financing activities in fiscal 2009 were $14.9 million and consisted of $17.8 million related to repurchases of common stock and $9.8 million in dividend payments, which were partially offset by $6.9 million in proceeds from the exercise of employee stock options and $5.2 million in proceeds from the sale of treasury stock issued for purchases under our ESPP.

On May 3, 2011, we announced that our Board of Directors had declared a cash dividend of $0.05 per share of our common stock, payable on June 10, 2011 to stockholders of record on May 20, 2011. We expect to continue our quarterly dividend of $0.05 per common share. The actual declaration of future dividends, and the establishment of record and payment dates, is subject to final determination by the Audit Committee of the Board of Directors of Plantronics each quarter after its review of our financial condition and financial performance.

Liquidity and Capital Resources

Our primary discretionary cash requirements historically have been to repurchase stock. At March 31, 2011, we had working capital of $524.1 million, including $430.0 million of cash, cash equivalents and short-term investments, compared with working capital of $500.0 million, including $369.2 million of cash, cash equivalents and short-term investments at March 31, 2010. The increase in working capital from March 31, 2010 to March 31, 2011 is a result of our cash generated from operating activities during fiscal 2011 which is mostly a result of our net income of $109.2 million. As of March 31, 2011, of our $430.0 million of cash, cash equivalents and short-term investment portfolio, $143.0 million is held in the U.S. while $287.0 million is held internationally and would be subject to U.S. tax if we repatriate back to the U.S.

From time to time, we repurchase shares of our common stock in the open market in accordance with repurchase plans approved by our Board of Directors. During the years ended March 31, 2011, 2010 and 2009, we repurchased 3,315,000, 1,935,100 and 1,007,500 shares, respectively, of our common stock in the open market as part of these publicly announced repurchase programs for a total cost of $105.5 million, $49.7 million and $17.8 million, respectively. As of March 31, 2011, there were a total of 660,900 remaining shares authorized for repurchase, all of which are under our plan approved by the Board of Directors on March 1, 2011.

On December 7, 2010, December 2, 2009 and January 13, 2009, we retired 4.0 million shares, 2.0 million shares and 16.0 million shares of treasury stock, respectively, which were returned to the status of authorized but unissued shares. These were non-cash equity transactions in which the cost of the reacquired shares was recorded as a reduction to both Retained earnings and Treasury stock.

Our cash and cash equivalents as of March 31, 2011 consist of U.S. Treasury Bills or Treasury-Backed funds and bank deposits with third party financial institutions. While we monitor bank balances in our operating accounts and adjust the balances as appropriate, these balances could be impacted if the underlying financial institutions fail or there are other adverse conditions in the financial markets. Cash balances are held throughout the world, including substantial amounts held outside of the U.S. Most of the amounts held outside of the U.S. could be repatriated to the U.S., but, under current law, would be subject to U.S. federal income taxes, less applicable foreign tax credits, upon repatriation.

Our investments are intended to establish a high-quality portfolio that preserves principal, meets liquidity needs, avoids inappropriate concentrations, and delivers an appropriate yield in relationship to our investment guidelines and market conditions. As of March 31, 2011, our investments are composed of U.S. Treasury Bills, Government Agency Securities, Commercial Paper, U.S. Corporate Bonds and Certificates of Deposit ("CDs").

We enter into foreign currency forward-exchange contracts, which typically mature in one month intervals, to hedge our exposure to foreign currency fluctuations of Euro, Great Britain Pound and Australian Dollar denominated cash balances, receivables and payables. We record in the Consolidated balance sheet at each reporting period the fair value of our forward-exchange contracts and record any fair value adjustments in our Consolidated statement of operations. Gains and losses associated with currency rate changes on contracts are recorded within Interest and other income (expense), net, offsetting transaction gains and losses on the related assets and liabilities. Please see Item 7A Quantitative and Qualitative Disclosures About Market Risk for additional information.

We also have a hedging program to hedge a portion of forecasted revenues denominated in the Euro and Great Britain Pound with put and call option contracts used as collars. We also hedge a portion of the forecasted expenditures in Mexican Pesos with a cross-currency swap. At each reporting period, we record the net fair value of our unrealized option contracts in the Consolidated balance sheet with related unrealized gains and losses as a component of Accumulated other comprehensive income, a separate element of Stockholders' equity. Gains and losses associated with realized option contracts and swap contracts are recorded within Net revenues and Cost of revenues, respectively. Please see Item 7A Quantitative and Qualitative Disclosures About Market Risk for additional information.

Our liquidity, capital resources, and results of operations in any period could be affected by the exercise of outstanding stock options, restricted stock grants to employees, and the issuance of common stock under our employee stock purchase plan. Further, the resulting increase in the number of outstanding shares could affect our per share earnings; however, we cannot predict the timing or amount of proceeds from the sale or exercise of these securities or whether they will be exercised at all. On May 2, 2011, subsequent to the end of our fiscal year, the Board of Directors authorized the repurchase of up to 7,000,000 shares of our outstanding common stock. As part of this authorization, on May 9, 2011, we entered into two separate Master Confirmation and Supplemental Confirmations with Goldman, Sachs & Co. to repurchase an aggregate of $100 million of our common stock under an accelerated share repurchase program.

Subsequent to our fiscal year end, we entered into a Credit Agreement with Wells Fargo Bank, National Association which provides for a $100 million unsecured revolving credit facility. If requested by us and agreed to by the Bank, the Bank may increase its commitment thereunder by up to $100 million, for a total facility size of up to $200 million. At the closing of the Credit Agreement, we did not draw any funds under the facility.

We believe that our current cash and cash equivalents, short-term investments, and cash provided by operations along with the availability of funds under our $100 million Credit Agreement will be sufficient to fund operations for at least the next twelve months; however, any projections of future financial needs and sources of working capital are subject to uncertainty.

See "Certain Forward-Looking Information" and "Risk Factors" in this Annual Report on Form 10-K for factors that could affect our estimates for future financial needs and sources of working capital.

OFF BALANCE SHEET ARRANGEMENTS

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing and liquidity support or market risk or credit risk support to the Company.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations that we were reasonably likely to incur as of March 31, 2011 and the effect that such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period				
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 13,912	$ 4,340	$ 7,367	$ 2,118	$ 87
Unconditional purchase obligations	40,841	40,841	—	—	—
Total contractual cash obligations	$ 54,753	$ 45,181	$ 7,367	$ 2,118	$ 87

As of March 31, 2011, the unrecognized tax benefits and related interest under the Income Tax Topic of the FASB ASC were $10.5 million and $1.7 million, respectively which is included in Long-term income taxes payable in our Consolidated balance sheet. We are unable to reliably estimate the timing of future payments related to unrecognized tax benefits which is not included in the table above. We do not anticipate any material cash payments associated with our unrecognized tax benefits to be made within the next twelve months.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of financial condition and results of operations are based upon Plantronics' consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we base estimates and judgments on historical experience and on various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. Actual results may differ from those estimates under different assumptions or conditions.

We believe our most critical accounting policies and estimates include the following:

- Revenue Recognition
- Inventory and Related Reserves
- Product Warranty Obligations
- Fair Value
- Income Taxes
- Goodwill and Intangibles

Revenue Recognition

Our revenue is derived primarily from the sale of headsets, telephone headset systems and accessories for the business and consumer markets. We recognize revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, delivery of the product or service has occurred, the sales price is fixed or determinable and collection is reasonably assured. These criteria are usually met at the time of product shipment; however, we defer revenue when any significant obligations remain. Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement. Product is considered delivered once it has been shipped and title and risk of loss have been transferred to the customer. We assess whether a price is fixed or determinable based upon the selling terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based on a customer's credit quality as well as subjective factors and trends including historical experience, the age of any existing accounts receivable balances, and geographic or country-specific risks and economic conditions that may affect a customer's ability to pay.

For multiple-element arrangements, we allocate revenue to each element based upon the relative selling price of each deliverable. When applying the relative selling price method, we determine the selling price for each deliverable using vendor-specific objective evidence ("VSOE") of selling price, if it exists, or third-party evidence ("TPE") of selling price. If neither VSOE nor TPE of selling price exist for a deliverable, we use the estimated selling price ("ESP") for that deliverable. Revenue allocated to each element is then recognized when the other revenue recognition criteria are met for each element. We regularly review our basis for establishing VSOE, TPE and ESP. We do not expect a material impact in the near term from changes in VSOE, TPE or ESP.

Product Returns

We record reductions to revenue for expected future product returns based on historical return rates and other relevant factors such as assumptions regarding the rate of sell-through to end users from our various channels based on historical sell-through rates. Such estimates may need to be revised and could have an adverse impact on revenues if product lives vary significantly from management estimates, a particular sales channel experiences a higher than estimated return rate, or sell-through rates are slower causing inventory build-up.

Customer Programs

We record reductions to revenue for estimated commitments related to cooperative advertising, marketing development funds, volume rebates and special pricing programs. These estimated commitments are based on actual expenses incurred during the period, estimates for what is due to resellers for estimated credits earned during the period, any adjustments for credits based on actual activity, and estimates for any increased promotional programs or decreased pricing on inventory in the channel. If the actual payments exceed management's estimates, this could result in an adverse impact on our revenues.

Inventory and Related Reserves

Inventories are valued at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Costs such as idle facility expense, double freight, and re-handling costs are accounted for as current-period charges. Fixed production overhead is allocated to the costs of conversion based on the normal capacity of the production facilities. All shipping and handling costs incurred in connection with the sale of products are included in the Cost of revenues.

Our products require long-lead time parts available from a limited number of vendors and, occasionally, last-time buys of raw materials for products with long lifecycles. The effects of demand variability, long-lead times and last-time buys have historically contributed to inventory write-downs. Our demand forecast considers projected future shipments, market conditions, inventory on hand, purchase commitments, product development plans and product life expectancy, inventory on consignment and other competitive factors. If the demand forecast is greater than actual demand and we believe we can no longer sell our inventory above cost or at all, we write that inventory down to market value or write-off the excess or obsolete inventory. We routinely review inventory for usage potential, including fulfillment of customer warranty obligations and spare part requirements; however, failure to accurately forecast demand or manage our supply chain accordingly could result in the write down of additional inventory which would negatively impact our gross profit.

Once inventory is written down, subsequent changes in facts and circumstances do not result in the restoration to the original cost or an increase in the new, lower-cost basis.

Product Warranty Obligations

We provide for product warranties in accordance with the underlying contractual terms given to the customer or end user of the product. The contractual terms vary depending upon the geographic region in which the customer is located, the type of product sold, and other conditions, which affect or limit the customer's rights to return product under warranty. Where specific warranty return rights are given to customers, we accrue for the estimated cost of those warranties at the time revenue is recognized. Generally, warranties start at the delivery date to the customer or end user and continue for one or two years. Where specific warranty return rights are not given to the customers but where the customers are granted limited rights of return or discounts in lieu of warranty, we record these rights of return or discounts as adjustments to revenue. Factors that affect the warranty obligation include sales terms, which obligate us to provide warranty, product failure rates, estimated return rates, material usage, and service delivery costs incurred in correcting product failures. We assess the adequacy of the recorded warranty obligation quarterly and make adjustments to the obligation based on actual experience and changes in estimated future return rates. If our estimates are less than the actual costs of providing warranty related services, we could be required to record additional warranty reserves, which would have a negative impact on our gross profit.

Fair Value

Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As the basis for considering such assumptions, a three-tier value hierarchy prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require us to develop our own assumptions. This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, we measure certain financial assets and liabilities at fair value, including our marketable securities and foreign currency contracts.

Our cash and investment instruments are classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using inputs such as quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include cash, money market funds and U.S. Treasury Bills. Such instruments are generally classified within Level 1 of the fair value hierarchy.

The types of instruments valued based on other observable inputs include Government Agency Securities, Commercial Paper, U.S. Corporate Bonds and CDs. Such instruments are generally classified within Level 2 of the fair value hierarchy.

The principal market where we execute our foreign currency contracts is the retail market in an over-the-counter environment with a relatively high level of price transparency. Our counterparties are large money center banks. Our foreign currency contracts valuation inputs are based on quoted prices and quoted pricing intervals from public data sources. These contracts are typically classified within Level 2 of the fair value hierarchy.

Income Taxes

We are subject to income taxes both in the U.S. as well as in several foreign jurisdictions. We must make certain estimates and judgments in determining income tax expense for the financial statements. These estimates occur in the calculation of tax benefits and deductions, tax credits, and tax assets and liabilities which are generated from differences in the timing of when items are recognized for book purposes and when they are recognized for tax purposes.

The impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized unless it has a greater than 50% likelihood of being sustained. We continue to follow the practice of recognizing interest and penalties related to income tax matters as a part of the provision for income taxes.

We account for income taxes under an asset and liability approach that requires the expected future tax consequences of temporary differences between book and tax bases of assets and liabilities to be recognized as deferred tax assets and liabilities. Valuation allowances are established to reduce deferred tax assets when, based on available objective evidence, it is more likely than not that the benefit of such assets will not be realized.

Goodwill and Intangibles

Goodwill and intangible assets with indefinite lives are not amortized. At least annually, in the fourth quarter of each fiscal year or more frequently if indicators of impairment exist, management performs a review to determine if the carrying values of goodwill and indefinite lived intangible assets are impaired.

Goodwill has been measured as the excess of the cost of acquisition over the amount assigned to tangible and identifiable intangible assets acquired less liabilities assumed. The identification and measurement of goodwill impairment involves the estimation of fair value at our reporting unit level. We determine our reporting units by assessing whether discrete financial information is available and if segment management regularly reviews the results of that component. Such impairment tests for goodwill include comparing the fair value of the reporting unit with its carrying value, including goodwill. The estimate of the fair value of the reporting unit is based on the best information available as of the date of the assessment which primarily incorporate management assumptions about expected future cash flows, discount rates, overall market growth and our percentage of that market and growth rates in terminal values, estimated costs and other factors, which utilize historical data, internal estimates, and, in some cases, outside data. If the carrying value of the reporting unit exceeds management's estimate of fair value, goodwill may become impaired, and we may be required to record an impairment charge, which would negatively impact our operating results.

The fair value measurement of purchased intangible assets with indefinite lives involves the estimation of the fair value which is based on management assumptions about expected future cash flows, discount rates, growth rates, estimated costs and other factors which utilize historical data, internal estimates, and, in some cases, outside data. If the carrying value of the indefinite lived intangible asset exceeds management's estimate of fair value, the asset may become impaired, and we may be required to record an impairment charge which would negatively impact our operating results.

Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets. Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such conditions may include an economic downturn or a change in the assessment of future operations. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the amount that the carrying value of the asset exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. When testing long-lived assets for recoverability, we also review depreciation and/or amortization estimates and methods to assess whether the assets' remaining useful lives are still appropriate or should be revised.

RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Pronouncements

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13, *Revenue Recognition (Topic 605)-Multiple Deliverable Revenue Arrangements* ("ASU 2009-13"). ASU 2009-13 eliminates the residual method of allocation and requires the relative selling price method when allocating deliverables of a multiple-deliverable revenue arrangement. The determination of the selling price for each deliverable requires the use of a hierarchy designed to maximize the use of available objective evidence including VSOE, TPE, or ESP.

In October 2009, the FASB also issued ASU No. 2009-14, *Software (Topic 985)-Certain Revenue Arrangements That Include Software Elements* ("ASU 2009-14"). ASU 2009-14 excludes tangible products containing software and non-software components that function together to deliver the product's essential functionality, from the scope of ASC 605-985, *Software-Revenue Recognition.*

ASU 2009-13 and ASU 2009-14 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and must be adopted in the same period using the same transition method. If adoption is elected in a period other than the beginning of a fiscal year, the amendments in these standards must be applied retrospectively to the beginning of the fiscal year. Full retrospective application of these amendments to prior fiscal years is optional. We implemented both ASU 2009-13 and ASU 2009-14 in the second quarter of fiscal 2011 with retrospective application to the beginning of fiscal 2011 for transactions that were initiated or materially modified during fiscal 2011. Implementation of these ASUs did not have a material impact on reported net revenues as compared to net revenues under previous guidance as we do not typically enter into multiple element arrangements. In addition, the new guidance did not change the units of accounting within sales arrangements and the elimination of the residual method for the allocation of arrangement consideration had no material impact on the amount and timing of reported net revenues. We do not believe that the effect of adopting these standards will have a material impact on future financial periods.

Recently Issued Pronouncements

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"), which amends ASC 820, *Fair Value Measurement.* ASU 2011-04 does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP or International Financial Reporting Standards ("IFRSs"). ASU 2011-14 changes the wording used to describe many requirements in U.S. GAAP for for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU 2011-14 clarifies the FASB's intent about the application of existing fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively; therefore, we will adopt ASU 2011-04 in our fourth quarter of fiscal 2012. We do not expect the adoption of ASU 2011-04 to have a material impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discusses our exposure to market risk related to changes in interest rates and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in "Risk Factors Affecting Future Operating Results."

INTEREST RATE AND MARKET RISK

We had cash and cash equivalents totaling $284.4 million at March 31, 2011 compared to $350.0 million at March 31, 2010. We had short-term investments totaling $145.6 million as of March 31, 2011 compared to $19.2 million at March 31, 2010. We had long-term investments of $39.3 million as of March 31, 2011 and no long-term investments as of March 31, 2010. Cash equivalents have a remaining maturity of three months or less at the date of purchase; short-term securities have a remaining maturity of greater than three months at the date of purchase and an effective maturity of less than one year; and long-term investments have effective maturities greater than one year, or we do not currently have the ability to liquidate the investment. As of March 31, 2010, all of our ARS portfolio was held in our name at one major financial institution and was concentrated primarily in student loans. The ARS were classified as short-term trading securities due to management's intent to exercise the put option with UBS and the expectation that the ARS would be sold within twelve months. The ARS were sold at par value at the end of June 2010. As of March 31, 2011, our investments were composed of U.S. Treasury Bills, Government Agency Securities, Commercial Paper, U.S. Corporate Bonds and CDs.

Our investment policy and strategy are focused on preservation of capital and supporting our liquidity requirements. A portion of our cash is managed by external managers within the guidelines of our investment policy. Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We typically invest in highly rated securities and our policy generally limits the amount of credit exposure to any one issuer. Our investment policy requires investments to be high credit quality, primarily rated A or A2, with the objective of minimizing the potential risk of principal loss. All highly liquid investments with initial maturities of three months or less at the date of purchase are classified as cash equivalents. We classify our investments as either short-term or long-term based on each instrument's underlying maturity date. All short-term investments have effective maturities less than 12 months, while all long-term investments have effective maturities greater than 12 months. We may sell our investments prior to their stated maturities for strategic purposes, in anticipation of credit deterioration, or for duration management. We recognized no material realized or unrealized net gains or losses during the years ended March 31, 2011 and 2010.

Interest rates declined in the year ended March 31, 2011 compared to the prior year. During the year ended March 31, 2011, we generated no significant interest income from our portfolio of cash equivalents and investments. A hypothetical increase or decrease in our interest rates by 10 basis points would have a minimal impact on our interest income.

FOREIGN CURRENCY EXCHANGE RATE RISK

We are exposed to currency fluctuations, primarily in the Euro ("EUR"), Great Britain Pound ("GBP"), Australian Dollar ("AUD") and the Mexican Peso ("MX$"). We use a hedging strategy to diminish, and make more predictable, the effect of currency fluctuations. All of our hedging activities are entered into with large financial institutions, which we periodically evaluate for credit risks. We hedge our balance sheet exposure by hedging EUR, GBP and AUD denominated cash balances, receivables, and payables, and our economic exposure by hedging a portion of anticipated EUR and GBP denominated sales and our MX$ denominated expenditures. We can provide no assurance that our strategy will be successful in the future and that exchange rate fluctuations will not materially adversely affect our business.

We experienced immaterial net foreign currency gains in the year ended March 31, 2011. Although we hedge a portion of our foreign currency exchange exposure, the weakening of certain foreign currencies, particularly the Euro and the Great Britain Pound in comparison to the U.S. Dollar ("USD"), could result in material foreign exchange losses in future periods.

Non-designated Hedges

We hedge our EUR, GBP and AUD denominated cash, receivables and payables balances by entering into foreign exchange forward contracts.

The table below presents the impact on the foreign exchange gain (loss) of a hypothetical 10% appreciation and a 10% depreciation of the USD against the forward currency contracts as of March 31, 2011 (in millions):

Currency - forward contracts	Position	USD Value of Net Foreign Exchange Contracts	Foreign Exchange Gain From 10% Appreciation of USD	Foreign Exchange (Loss) From 10% Depreciation of USD
EUR	Sell Euro	$ 25.5	$ 2.6	$ (2.6)
GBP	Sell GBP	6.4	0.6	(0.6)
AUD	Sell AUD	$ 3.5	$ 0.4	$ (0.4)
Net position		$ 35.4	$ 3.6	$ (3.6)

Cash Flow Hedges

Approximately 41%, 38% and 37% of net revenue from continuing operations in fiscal 2011, 2010 and 2009, respectively, was derived from sales outside of the U.S., which were denominated predominantly in EUR and GBP in each of the fiscal years.

As of March 31, 2011, we had foreign currency call option contracts with notional amounts of approximately €52.7 million and £14.5 million denominated in EUR and GBP, respectively. As of March 31, 2011, we also had foreign currency put option contracts with notional amounts of approximately €52.7 million and £14.5 million denominated in EUR and GBP, respectively. Collectively, our option contracts hedge against a portion of our forecasted foreign currency denominated sales. If the USD is subjected to either a 10% appreciation or 10% depreciation versus these net exposed currency positions, we could incur a gain of $6.3 million or a loss of $7.9 million, respectively.

The table below presents the impact on the Black-Scholes valuation of our currency option contracts of a hypothetical 10% appreciation and a 10% depreciation of the USD against the indicated option contract type for cash flow hedges as of March 31, 2011(in millions):

Currency - option contracts	USD Value of Net Foreign Exchange Contracts	Foreign Exchange Gain From 10% Appreciation of USD	Foreign Exchange (Loss) From 10% Depreciation of USD
Call options	$ (96.0)	$ 3.5	$ (7.1)
Put options	89.2	2.8	(0.8)
Net position	$ (6.8)	$ 6.3	$ (7.9)

Collectively, our swap contracts hedge against a portion of our forecasted MS$ denominated expenditures. As of March 31, 2011, we had cross currency swap contracts with notional amounts of approximately MX$343.9 million.

The table below presents the impact on the valuation of our cross-currency swap contracts of a hypothetical 10% appreciation and a 10% depreciation of the USD as of March 31, 2011 (in millions):

Currency - cross-currency swap contracts	USD Value of Cross-Currency Swap Contracts	Foreign Exchange (Loss) From 10% Appreciation of USD	Foreign Exchange Gain From 10% Depreciation of USD
Position: Buy MX$	$ 27.9	$ (2.6)	$ 3.1

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Plantronics, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Plantronics, Inc. and its subsidiaries at April 2, 2011 and April 3, 2010, and the results of their operations and their cash flows for each of the three years in the period ended April 2, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 15(a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 2, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
May 31, 2011

PLANTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	March 31, 2011	March 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 284,375	$ 349,961
Short-term investments	145,581	19,231
Accounts receivable, net	103,289	88,328
Inventory, net	56,473	70,518
Deferred income taxes	11,349	10,911
Other current assets	16,653	21,782
Assets held for sale	—	8,861
Total current assets	617,720	569,592
Long-term investments	39,332	—
Property, plant and equipment, net	70,622	65,700
Intangibles, net	856	3,449
Goodwill	14,005	14,005
Other assets	2,112	2,605
Total assets	$ 744,647	$ 655,351
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 33,995	$ 23,779
Accrued liabilities	59,607	45,837
Total current liabilities	93,602	69,616
Deferred tax liability	3,526	551
Long-term income taxes payable	11,524	12,926
Other long-term liabilities	1,143	924
Total liabilities	109,795	84,017
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock, $0.01 par value per share; 1,000 shares authorized, no shares outstanding	—	—
Common stock, $0.01 par value per share; 100,000 shares authorized, 50,043 shares and 51,449 shares issued at 2011 and 2010, respectively	720	695
Additional paid-in capital	499,027	428,407
Accumulated other comprehensive income	1,473	6,272
Retained earnings	192,468	195,293
Total stockholders' equity before treasury stock	693,688	630,667
Less: Treasury stock (common: 1,728 and 2,579 shares at 2011 and 2010, respectively) at cost	(58,836)	(59,333)
Total stockholders' equity	634,852	571,334
Total liabilities and stockholders' equity	$ 744,647	$ 655,351

The accompanying notes are an integral part of these consolidated financial statements.

PLANTRONICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Fiscal Year Ended March 31,		
	2011	2010	2009
Net revenues	$ 683,602	$ 613,837	$ 674,590
Cost of revenues	321,846	312,767	382,659
Gross profit	361,756	301,070	291,931
Operating expenses:			
Research, development and engineering	63,183	57,784	63,840
Selling, general and administrative	163,389	143,784	155,678
Gain from litigation settlement	(5,100)	—	—
Restructuring and other related charges	(428)	1,867	10,952
Total operating expenses	221,044	203,435	230,470
Operating income	140,712	97,635	61,461
Interest and other income (expense), net	(56)	3,105	(3,544)
Income from continuing operations before income taxes	140,656	100,740	57,917
Income tax expense from continuing operations	31,413	24,287	12,575
Income from continuing operations, net of tax	109,243	76,453	45,342
Discontinued operations:			
Loss from operations of discontinued AEG segment (including loss on sale)	—	(30,468)	(142,633)
Income tax benefit on discontinued operations	—	(11,393)	(32,392)
Loss on discontinued operations, net of tax	—	(19,075)	(110,241)
Net income (loss)	$ 109,243	$ 57,378	$ (64,899)
Earnings (loss) per common share:			
Basic			
Continuing operations	$ 2.29	$ 1.58	$ 0.93
Discontinued operations	$ —	$ (0.39)	$ (2.27)
Net income (loss)	$ 2.29	$ 1.18	$ (1.34)
Diluted			
Continuing operations	$ 2.21	$ 1.55	$ 0.93
Discontinued operations	$ —	$ (0.39)	$ (2.25)
Net income (loss)	$ 2.21	$ 1.16	$ (1.33)
Shares used in basic per share calculations	47,713	48,504	48,589
Shares used in diluted per share calculations	49,344	49,331	48,947
Cash dividends declared per common share	$ 0.20	$ 0.20	$ 0.20

The accompanying notes are an integral part of these consolidated financial statements.

PLANTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended March 31,		
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 109,243	$ 57,378	$ (64,899)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	16,275	18,144	25,822
Stock-based compensation	15,873	14,577	15,742
Provision for (benefit from) doubtful accounts and sales allowances	(8)	(243)	2,698
Provision for excess and obsolete inventories	1,099	418	11,364
Benefit from deferred income taxes	(5,165)	(12,449)	(26,853)
Income tax benefit associated with stock option exercises	6,195	3,669	1,025
Excess tax benefit from stock-based compensation	(5,747)	(2,247)	(592)
Amortization of premium (accretion of purchase discounts) on investments, net	578	—	—
Impairment of goodwill and long-lived assets	—	25,194	117,464
Non-cash restructuring charges	—	6,261	581
Loss on sale of discontinued operations	—	611	—
Other operating activities	(5)	384	358
Changes in assets and liabilities:			
Accounts receivable, net	(15,086)	388	50,706
Inventory, net	12,962	27,620	(5,358)
Current and other assets	(2,280)	2,868	(6,935)
Accounts payable	10,216	(9,048)	(15,069)
Accrued liabilities	9,873	(1,001)	(6,701)
Income taxes	4,209	11,205	(203)
Cash provided by operating activities	158,232	143,729	99,150
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sales of short-term investments	28,034	4,000	—
Proceeds from maturities of short-term investments	114,495	145,000	30,000
Purchase of short-term investments	(256,258)	(84,990)	(89,896)
Proceeds from sales of long-term investments	664	750	—
Purchase of long-term investments	(48,870)	—	—
Capital expenditures and other assets	(18,567)	(6,262)	(23,682)
Proceeds from sale of property, plant and equipment and assets held for sale	9,066	277	—
Proceeds received from sale of AEG segment	1,625	9,121	—
Other investing activities	(100)	—	406
Cash provided by (used for) investing activities	(169,911)	67,896	(83,172)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repurchase of common stock including taxes paid related to net share settlement on equity awards	(105,716)	(49,652)	(17,817)
Proceeds from sale of treasury stock	4,192	3,623	5,198
Proceeds from issuance of common stock	50,109	32,581	6,899
Payment of cash dividends	(9,703)	(9,781)	(9,787)
Excess tax benefit from stock-based compensation	5,747	2,247	592
Cash used for financing activities	(55,371)	(20,982)	(14,915)
Effect of exchange rate changes on cash and cash equivalents	1,464	1,125	(5,961)
Net increase (decrease) in cash and cash equivalents	(65,586)	191,768	(4,898)
Cash and cash equivalents at beginning of year	349,961	158,193	163,091
Cash and cash equivalents at end of year	$ 284,375	$ 349,961	$ 158,193
SUPPLEMENTAL DISCLOSURES			
Cash paid for income taxes	$ 29,180	$ 11,663	$ 12,519

The accompanying notes are an integral part of these consolidated financial statements.

PLANTRONICS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained	Treasury	Total Stockholders'
	Shares	Amount	Capital	Income (Loss)	Earnings	Stock	Equity
Balances at March 31, 2008	48,944	$ 673	$ 369,655	$ (3,581)	$ 608,849	$ (396,976)	$ 578,620
Net loss	—	—	—	—	(64,899)	—	(64,899)
Foreign currency translation adjustments	—	—	—	(2,606)	—	—	(2,606)
Unrealized gain on hedges, net of tax	—	—	—	12,179	—	—	12,179
Unrealized gain on long-term investments, net of tax	—	—	—	2,863	—	—	2,863
Comprehensive loss							(52,463)
Exercise of stock options	359	4	6,894	—	—	—	6,898
Issuance of restricted common stock	187	1	—	—	—	—	1
Repurchase of restricted common stock	(20)	—	—	—	—	—	—
Cash dividends declared	—	—	—	—	(9,787)	—	(9,787)
Stock-based compensation	—	—	15,742	—	—	—	15,742
Income tax benefit associated with stock options	—	—	(1,025)	—	—	—	(1,025)
Repurchase of common stock	(1,007)	—	—	—	—	(17,817)	(17,817)
Sale of treasury stock	429	—	(5,042)	—	—	10,240	5,198
Retirement of treasury stock	—	—	—	—	(330,227)	330,227	—
Balances at March 31, 2009	48,892	678	386,224	8,855	203,936	(74,326)	525,367
Net income	—	—	—	—	57,378	—	57,378
Foreign currency translation adjustments	—	—	—	1,047	—	—	1,047
Unrealized loss on hedges, net of tax	—	—	—	(3,630)	—	—	(3,630)
Comprehensive income							54,795
Exercise of stock options	1,493	15	32,564	—	—	—	32,579
Issuance of restricted common stock	154	2	—	—	—	—	2
Repurchase of restricted common stock	(18)	—	—	—	—	—	—
Cash dividends declared	—	—	—	—	(9,781)	—	(9,781)
Stock-based compensation	—	—	14,877	—	—	—	14,877
Income tax benefit associated with stock options	—	—	(476)	—	—	—	(476)
Repurchase of common stock	(1,935)	—	—	—	—	(49,652)	(49,652)
Sale of treasury stock	284	—	(4,782)	—	—	8,405	3,623
Retirement of treasury stock	—	—	—	—	(56,240)	56,240	—
Balances at March 31, 2010	48,870	695	428,407	6,272	195,293	(59,333)	571,334
Net income	—	—	—	—	109,243	—	109,243
Foreign currency translation adjustments	—	—	—	1,613	—	—	1,613
Unrealized loss on hedges, net of tax	—	—	—	(6,419)	—	—	(6,419)
Unrealized gain on investments, net of tax	—	—	—	7	—	—	7
Comprehensive income							104,444
Exercise of stock options	2,196	22	50,084	—	—	—	50,106
Issuance of restricted common stock	424	3	—	—	—	—	3
Repurchase of restricted common stock	(26)	—	—	—	—	—	—
Cash dividends declared	—	—	—	—	(9,703)	—	(9,703)
Stock-based compensation	—	—	15,873	—	—	—	15,873
Income tax benefit associated with stock options	—	—	4,319	—	—	—	4,319
Repurchase of common stock including taxes paid related to net share settlement on equity awards	(3,321)	—	—	—	—	(105,716)	(105,716)
Sale of treasury stock	172	—	344	—	—	3,848	4,192
Retirement of treasury stock	—	—	—	—	(102,365)	102,365	—
Balances at March 31, 2011	48,315	$ 720	$ 499,027	$ 1,473	$ 192,468	$ (58,836)	$ 634,852

The accompanying notes are an integral part of these consolidated financial statements.

PLANTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

Plantronics, Inc. ("Plantronics" or "the Company") is a leading worldwide designer, manufacturer, and marketer of lightweight communications headsets, telephone headset systems, and accessories for the business and consumer markets under the Plantronics brand. In addition, the Company manufactures and markets, under the Clarity brand, specialty telephone products, such as telephones for the hearing impaired, and other related products for people with special communication needs.

Founded in 1961, Plantronics is incorporated in the state of Delaware and trades on the New York Stock Exchange under the ticker symbol "PLT".

2. SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates and Assumptions

The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements. Actual results could differ materially from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of Plantronics and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Reclassifications

Certain financial statement reclassifications have been made to previously reported amounts to conform to the current year's presentation.

Segment Information

Prior to December 1, 2009, the Company operated under two reportable segments, the Audio Communications Group ("ACG") and the Audio Entertainment Group ("AEG"). As set forth in Note 4, Discontinued Operations, the Company completed the sale of Altec Lansing, its AEG segment, effective December 1, 2009, and, therefore, it is no longer included in continuing operations and the Company operates as one segment. Accordingly, the Company has classified the AEG operating results, including the loss on sale of AEG, as discontinued operations in the Consolidated statement of operations for all periods presented.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to the last day of March. Fiscal 2011 ended on April 2, 2011 and consists of 52 weeks, fiscal 2010 ended on April 3, 2010 and consists of 53 weeks, and fiscal 2009 ended on March 28, 2009 and consists of 52 weeks. For purposes of presentation, the Company has indicated its accounting fiscal year as ending on March 31.

Financial Instruments

The carrying values of certain of the Company's financial instruments, including cash, cash equivalents, short-term available-for-sale investments, accounts receivable, and accounts payable approximate fair value due to their short maturities.

Cash and Cash Equivalents

All highly liquid investments with remaining maturities of three months or less at the date of purchase are classified as cash equivalents.

Investments

The goals of the Company's investment policy, in order of priority, are preservation of capital, maintenance of liquidity and maximization of after-tax investment income. Investments are limited to investment grade securities with limitations by policy on the percent of the total portfolio invested in any one issue. All of the Company's investments are held in its name at a limited number of major financial institutions. Short-term investments have a remaining maturity of greater than three months at the date of purchase and an effective maturity of less than one year and long-term investments have effective maturities greater than one year or the Company does not currently have the ability to liquidate the investment.

Investments are carried at fair value based upon quoted market prices at the end of the reporting period where available. As of March 31, 2011, all investments were classified as available-for-sale with unrealized gains and losses recorded as a separate component of Accumulated other comprehensive income in Stockholders' equity. The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses reflected in Interest and other income (expense), net.

The Company reviews its investments for impairment on a quarterly basis. For investments with an unrealized loss, the factors considered in the review include the credit quality of the issuer, the duration that the fair value has been less than the adjusted cost basis, severity of impairment, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, and whether the Company would be required to sell an investment due to liquidity or contractual reasons before its anticipated recovery. (See Note 5)

Derivatives

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For derivative instruments designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of Accumulated other comprehensive income in Stockholders' equity and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For derivative instruments that are not designated as accounting hedges, changes in fair value are recognized in earnings in the period of change. The Company does not hold or issue derivative financial instruments for speculative trading purposes. Plantronics enters into derivatives only with counterparties that are among the largest United States ("U.S.") banks, ranked by assets, in order to minimize its credit risk and to date, no such counterparty has failed to meet its financial obligations under such contracts. (See Note 14)

Provision for Doubtful Accounts

The Company maintains a provision for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Plantronics regularly performs credit evaluations of its new and existing customers' financial conditions and considers factors such as historical experience, credit quality, age of the accounts receivable balances, and geographic or country-specific risks and economic conditions that may affect a customer's ability to pay. The provision for doubtful accounts is reviewed quarterly and adjusted, if necessary, based on management's assessment of a customer's ability to pay. If the financial condition of customers should deteriorate, additional provisions may be required which could have an adverse impact on operating expenses.

Inventory and Related Reserves

Inventories are valued at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Costs such as idle facility expense, double freight, and re-handling costs are accounted for as current-period charges. Fixed production overhead is allocated to the costs of conversion based on the normal capacity of the production facilities. All shipping and handling costs incurred in connection with the sale of products are included in the Cost of revenues.

The Company's products require long-lead time parts available from a limited number of vendors and occasionally, last-time buys of raw materials for products with long lifecycles. The effects of demand variability, long-lead times and last-time buys have historically contributed to inventory write-downs. The Company's demand forecast considers projected future shipments, market conditions, inventory on hand, purchase commitments, product development plans and product life expectancy, inventory on consignment and other competitive factors. If the demand forecast is greater than actual demand and the Company believes it can no longer sell the inventory above cost or at all, management writes that inventory down to market value or writes-off the excess or obsolete inventory. The Company routinely reviews inventory for usage potential, including fulfillment of customer warranty obligations and spare part requirements; however, failure to accurately forecast demand or manage the supply chain accordingly could result in the write down of additional inventory which would negatively impact the Company's gross profit.

Once inventory is written down, subsequent changes in facts and circumstances do not result in restoration to the original cost basis or an increase in the new, lower-cost basis.

Product Warranty Obligations

The Company provides for product warranties in accordance with the underlying contractual terms given to the customer or end user of the product. The contractual terms vary depending upon the geographic region in which the customer is located, the type of product sold, and other conditions, which affect or limit the customer's rights to return product under warranty. Where specific warranty return rights are given to customers, management accrues for the estimated cost of those warranties at the time revenue is recognized. Generally, warranties start at the delivery date to the customer or end user and continue for one or two years. Where specific warranty return rights are not given to the customers but where the customers are granted limited rights of return or discounts in lieu of warranty, management records these rights of return or discounts as adjustments to revenue. Factors that affect the warranty obligation include sales terms, which obligate the Company to provide warranty, product failure rates, estimated return rates, material usage, and service delivery costs incurred in correcting product failures. Management assesses the adequacy of the recorded warranty obligation quarterly and makes adjustments to the obligation based on the actual experience and changes in estimated future return rates. If the Company's estimates are less than the actual costs of providing warranty related services, the Company could be required to record additional warranty reserves, which would have a negative impact on its gross profit.

Goodwill and Intangibles

Goodwill and intangible assets with indefinite lives are not amortized. At least annually, in the fourth quarter of each fiscal year or more frequently if indicators of impairment exist, management performs a review to determine if the carrying values of goodwill and indefinite lived intangible assets are impaired.

Goodwill has been measured as the excess of the cost of acquisition over the amount assigned to tangible and identifiable intangible assets acquired less liabilities assumed. The identification and measurement of goodwill impairment involves the estimation of fair value at the Company's reporting unit level. The Company determines its reporting units by assessing whether discrete financial information is available and if segment management regularly reviews the results of that component. Such impairment tests for goodwill include comparing the fair value of the reporting unit with its carrying value, including goodwill. The estimate of the fair value of the reporting unit is based on the best information available as of the date of the assessment which primarily incorporate management assumptions about expected future cash flows, discount rates, overall market growth and the reporting unit's percentage of that market and growth rates in terminal values, estimated costs and other factors, which utilize historical data, internal estimates, and, in some cases, outside data. If the carrying value of the reporting unit exceeds management's estimate of fair value, goodwill may become impaired, and the Company may be required to record an impairment charge, which would negatively impact its operating results. (See Note 8)

The fair value measurement of purchased intangible assets with indefinite lives involves the estimation of the fair value which is based on management assumptions about expected future cash flows, discount rates, growth rates, estimated costs and other factors which utilize historical data, internal estimates, and, in some cases, outside data. If the carrying value of the indefinite lived intangible asset exceeds management's estimate of fair value, the asset may become impaired, and the Company may be required to record an impairment charge which would negatively impact its operating results.

Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets. Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such conditions may include an economic downturn or a change in the assessment of future operations. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the amount that the carrying value of the asset exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. When testing long-lived assets for recoverability, the Company also reviews depreciation and/or amortization estimates and methods to assess whether the assets' remaining useful lives are still appropriate or should be revised. (See Note 9)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is principally calculated using the straight-line method over the estimated useful lives of the respective assets, which range from five to thirty years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining lease term. Costs associated with internal-use software are recorded in accordance with the Intangibles - Goodwill and Other Topic of the Accounting Standards Codification ("ASC"). Capitalized software costs are amortized on a straight-line basis over the estimated useful life.

Revenue Recognition

The Company's revenue is derived primarily from the sale of headsets, telephone headset systems and accessories for the business and consumer markets. The Company recognizes revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, delivery of the product or service has occurred, the sales price is fixed or determinable and collection is reasonably assured. These criteria are usually met at the time of product shipment; however, the Company defers revenue when any significant obligations remain. Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement. Product is considered delivered once it has been shipped and title and risk of loss have been transferred to the customer. The Company assesses whether a price is fixed or determinable based upon the selling terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Company assesses collectibility based on a customer's credit quality as well as subjective factors and trends including historical experience, the age of any existing accounts receivable balances, and geographic or country-specific risks and economic conditions that may affect a customer's ability to pay.

In October 2009, the Financial Accounting Standards Board (FASB) amended the accounting standards for revenue recognition to remove from the scope of industry-specific software revenue recognition guidance, tangible products containing software components and non-software components that function together to deliver the product's essential functionality. In October 2009, the FASB also amended the accounting standards for multiple-deliverable revenue arrangements to:

i. provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

ii. require an entity to allocate revenue in an arrangement using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling price ("TPE"); and

iii. eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

The Company elected to early adopt this accounting guidance at the beginning of our first quarter of fiscal 2011 on a prospective basis for applicable transactions originating or materially modified after April 3, 2010. Implementation of these Accounting Standards Updates ("ASUs") did not have a material impact on reported net revenues as compared to net revenues under previous guidance as the Company does not typically enter into multiple-element arrangements. In addition, the new guidance did not change the units of accounting within sales arrangements and the elimination of the residual method for the allocation of arrangement consideration had no material impact on the amount and timing of reported net revenues.

For multiple-element arrangements, the Company allocates revenue to each element based upon the relative selling price of each deliverable. When applying the relative selling price method, we determine the selling price for each deliverable using VSOE of selling price, if it exists, or TPE of selling price. If neither VSOE nor TPE of selling price exist for a deliverable, the Company uses its best estimate of selling price for that deliverable. Revenue allocated to each element is then recognized when the other revenue recognition criteria are met for each element. The Company regularly reviews its basis for establishing VSOE, TPE and ESP. The Company does not expect a material impact in the near term from changes in VSOE, TPE or ESP.

Product Returns

The Company records reductions to revenue for expected future product returns based on historical return rates and other relevant factors such as assumptions regarding the rate of sell-through to end users from our various channels based on historical sell-through rates. Such estimates may need to be revised and could have an adverse impact on revenues if product lives vary significantly from management estimates, a particular sales channel experiences a higher than estimated return rate, or sell-through rates are slower causing inventory build-up.

Customer Programs

The Company records reductions to revenue for estimated commitments related to cooperative advertising, marketing development funds, volume rebates and special pricing programs. These estimated commitments are based on actual expenses incurred during the period, estimates for what is due to resellers for estimated credits earned during the period , any adjustments for credits based on actual activity, and estimates for any increased promotional programs or decreased pricing on inventory in the channel. If the actual payments exceed management's estimates, this could result in an adverse impact on the Company's revenues.

Advertising Costs

The Company expenses all advertising costs as incurred. Consolidated advertising expense included in both continuing and discontinued operations for the years ended March 31, 2011, 2010 and 2009 was $2.4 million, $4.6 million and $6.9 million, respectively.

Income Taxes

The Company is subject to income taxes both in the U.S. as well as in several foreign jurisdictions. The Company must make certain estimates and judgments in determining income tax expense for its financial statements. These estimates occur in the calculation of tax benefits and deductions, tax credits, and tax assets and liabilities which are generated from differences in the timing of when items are recognized for book purposes and when they are recognized for tax purposes.

The impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized unless it has a greater than 50% likelihood of being sustained. The Company continues to follow the practice of recognizing interest and penalties related to income tax matters as a part of the provision for income taxes.

The Company accounts for income taxes under an asset and liability approach that requires the expected future tax consequences of temporary differences between book and tax bases of assets and liabilities to be recognized as deferred tax assets and liabilities. Valuation allowances are established to reduce deferred tax assets when, based on available objective evidence, it is more likely than not that the benefit of such assets will not be realized. (See Note 16)

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period, less common stock subject to repurchase. Diluted earnings per share is computed by dividing the net income (loss) for the period by the weighted average number of shares of common stock and potentially dilutive common stock outstanding during the period. Potentially dilutive common shares include shares issuable upon the exercise of outstanding stock options, the vesting of awards of restricted stock and the estimated shares to be purchased under the Company's employee stock purchase plan, which are reflected in diluted earnings per share by application of the treasury stock method. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of stock-based compensation cost for future services that the Company has not yet recognized, and the amount of tax benefit that would be recorded in additional paid-in capital upon exercise are assumed to be used to repurchase shares. (See Note 17)

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (expense). Other comprehensive income (loss) refers to income, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders' equity but are excluded from net income (loss). Accumulated other comprehensive income, as presented in the accompanying consolidated balance sheets, consists of foreign currency translation adjustments, unrealized gains and losses on derivatives designated as cash flow hedges, net of tax, and unrealized gains and losses related to the Company's investments, net of tax.

Foreign Operations and Currency Translation

The functional currency of the Company's foreign sales and marketing offices, except as noted in the following paragraph, is the local currency of the respective operations. For these foreign operations, the Company translates assets and liabilities into U.S. dollars using the period-end exchange rates in effect as of the balance sheet date and translates revenues and expenses using the average monthly exchange rates. The resulting cumulative translation adjustments are included in Accumulated other comprehensive income, a separate component of Stockholders' equity in the accompanying consolidated balance sheets.

The functional currency of the Company's European finance, sales and logistics headquarters in the Netherlands, sales office and warehouse in Japan, manufacturing facilities in Tijuana, Mexico and logistic and research and development facilities in China, is the U.S. Dollar. For these foreign operations, assets and liabilities denominated in foreign currencies are re-measured at the period-end or historical rates, as appropriate. Revenues and expenses are re-measured at average monthly rates which the Company believes to be a fair approximation of actual rates. Currency transaction gains and losses are recognized in current operations. (See Note 14)

Stock-Based Compensation Expense

The Company applies the provisions of the Compensation – Stock Compensation Topic of the FASB ASC which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee directors based on estimated fair values. (See Note 12)

Treasury Shares

From time to time, the Company repurchases shares of its common stock in the open market in accordance with repurchase plans approved by the Board of Directors. The cost of reacquired shares of treasury stock which are returned to the status of authorized but unissued shares are recorded as a deduction to both Retained earnings and Treasury stock. (See Note 12)

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term and long-term investments, and trade receivables.

Plantronics' investment policies for cash limit investments to those that are low risk and also limit the amount of credit exposure to any one issuer and restrict placement of these investments to issuers evaluated as creditworthy. As of March 31, 2011, the Company's investments were composed of U.S. Treasury Bills, Government Agency Securities, Commercial Paper, U.S. Corporate Bonds and Certificates of Deposit ("CDs"). As of March 31, 2010, the Company's short-term investments consisted of Auction Rate Securities ("ARS") which were sold at par value at the end of June 2010.

Concentrations of credit risk with respect to trade receivables are generally limited due to the large number of customers that comprise the Company's customer base and their dispersion across different geographies and markets. Plantronics performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains a provision for doubtful accounts based upon expected collectibility of all accounts receivable.

Certain inventory components that meet the Company's requirements are available only from a limited number of suppliers. The rapid rate of technological change and the necessity of developing and manufacturing products with short lifecycles may intensify these risks. The inability to obtain components as required, or to develop alternative sources, as required in the future, could result in delays or reductions in product shipments, which in turn could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Pronouncements

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13, *Revenue Recognition (Topic 605)-Multiple Deliverable Revenue Arrangements* ("ASU 2009-13"). ASU 2009-13 eliminates the residual method of allocation and requires the relative selling price method when allocating deliverables of a multiple-deliverable revenue arrangement. The determination of the selling price for each deliverable requires the use of a hierarchy designed to maximize the use of available objective evidence including VSOE, TPE, or ESP.

In October 2009, the FASB also issued ASU No. 2009-14, *Software (Topic 985)-Certain Revenue Arrangements That Include Software Elements* ("ASU 2009-14"). ASU 2009-14 excludes tangible products containing software and non-software components that function together to deliver the product's essential functionality, from the scope of ASC 605-985, *Software-Revenue Recognition*.

ASU 2009-13 and ASU 2009-14 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and must be adopted in the same period using the same transition method. If adoption is elected in a period other than the beginning of a fiscal year, the amendments in these standards must be applied retrospectively to the beginning of the fiscal year. Full retrospective application of these amendments to prior fiscal years is optional. We implemented both ASU 2009-13 and ASU 2009-14 in the second quarter of fiscal 2011 with retrospective application to the beginning of fiscal 2011 for transactions that were initiated or materially modified during fiscal 2011. Implementation of these ASUs did not have a material impact on reported net revenues as compared to net revenues under previous guidance as we do not typically enter into multiple element arrangements. In addition, the new guidance did not change the units of accounting within sales arrangements and the elimination of the residual method for the allocation of arrangement consideration had no material impact on the amount and timing of reported net revenues. We do not believe that the effect of adopting these standards will have a material impact on future financial periods.

Recently Issued Pronouncements

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"), which amends ASC 820, *Fair Value Measurement.* ASU 2011-04 does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP or International Financial Reporting Standards ("IFRSs"). ASU 2011-14 changes the wording used to describe many requirements in U.S. GAAP for for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU 2011-14 clarifies the FASB's intent about the application of existing fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively; therefore, the Company will adopt ASU 2011-04 in its fourth quarter of fiscal 2012. The Company does not expect the adoption of ASU 2011-04 to have a material impact on its consolidated financial statements.

4. DISCONTINUED OPERATIONS

The Company entered into an Asset Purchase Agreement on October 2, 2009, a First Amendment to the Asset Purchase Agreement on November 30, 2009, a Side Letter to the Asset Purchase Agreement on January 8, 2010, and a second Side Letter to the Asset Purchase Agreement on February 15, 2010 (collectively, the "APA") to sell Altec Lansing, its AEG segment ("AEG"), which was completed effective December 1, 2009. AEG was engaged in the design, manufacture, sales and marketing of audio solutions and related technologies. All of the revenues in the AEG segment were derived from sales of Altec Lansing products. All operations of AEG have been classified as discontinued operations in the Consolidated statement of operations for all periods presented.

Pursuant to the APA, the Company received approximately $11.1 million upon closing of the transaction. In addition, the Company originally recorded $5.1 million in contingent escrow assets, which consisted primarily of amounts for (1) potential customer short payments on accounts receivable for sales related reserves that were sold to the Purchaser, (2) potential indemnification obligations, and (3) potential adjustments related to the final valuation of net assets sold in comparison to the target net asset value. In the fourth quarter of fiscal 2010, the Company received $2.1 million of the escrow and released $1.4 million of the escrow for potential customer short payments as this was not utilized. In the third quarter of fiscal 2011, the Company received the remaining escrow amounts totaling $1.6 million.

Under the terms of the APA, the Company sold the following net assets, valued at their book value (in thousands):

Inventory, net	$ 17,702
Sales related reserves included in Accounts receivable, net	(4,724)
Property, plant and equipment, net	1,012
Warranty obligation accrual	(383)
Accrual for inventory claims at manufacturers	(657)
Adjustment for final assets transferred	(1,893)
Total net assets sold	$ 11,057

The Company retained all existing AEG related accounts receivable, accounts payable and certain other liabilities as of the close date.

The Company recorded a loss of $0.6 million in fiscal 2010 on the sale of Altec Lansing which was calculated as follows (in thousands):

Proceeds received upon close	$ 11,075
Escrow payments received to date	2,065
Remaining escrow payments to be received (subsequently received in fiscal 2011)	1,625
Payment to purchaser for adjustment for final value of net assets under APA	(3,956)
Total estimated proceeds	10,809
Book value of net assets sold	(11,057)
Costs incurred upon closing	(363)
Loss on sale of AEG	$ (611)

There was no income or loss from discontinued operations for the year ended March 31, 2011. The results from discontinued operations for the years ended March 31, 2010 and 2009 were as follows:

(in thousands)	Years Ended March 31, 2010	Years Ended March 31, 2009
Net revenues	$ 64,916	$ 91,029
Cost of revenues	(53,127)	(86,932)
Operating expenses	(16,433)	(28,144)
Impairment of goodwill and long-lived assets	(25,194)	(117,464)
Restructuring and other related charges	(19)	(1,122)
Loss on sale of AEG	(611)	—
Loss from operations of discontinued AEG segment (including loss on sale of AEG)	(30,468)	(142,633)
Tax benefit from discontinued operations	(11,393)	(32,392)
Loss on discontinued operations, net of tax	$ (19,075)	$ (110,241)

5. CASH, CASH EQUIVALENTS AND INVESTMENTS

The following table presents the Company's cash, cash equivalents and investments as of March 31, 2011 and 2010:

(in thousands)	March 31, 2011				March 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and cash equivalents:								
Cash	$ 136,804	$ —	$ —	$136,804	$ 69,918	$ —	$ —	$ 69,918
Cash equivalents	147,573	1	(3)	147,571	280,043	—	—	280,043
Total Cash and cash equivalents	$ 284,377	$ 1	$ (3)	$284,375	$ 349,961	$ —	$ —	$349,961
Short-term investments:								
U.S. Treasury Bills and Government Agency Securities	$ 98,845	$ 17	$ (1)	$ 98,861	$ —	$ —	$ —	$ —
Commercial Paper, U.S. Corporate Bonds and Certificates of Deposit ("CDs")	46,703	18	(1)	46,720	—	—	—	—
Auction Rate Securities	—	—	—	—	19,231	—	—	19,231
Total Short-term investments	$ 145,548	$ 35	$ (2)	$145,581	$ 19,231	$ —	$ —	$ 19,231
Long-term investments:								
U.S. Treasury Bills and Government Agency Securities	$ 17,387	$ 4	$ —	$ 17,391	$ —	$ —	$ —	$ —
U.S. Corporate Bonds and CDs	21,965	11	(35)	21,941	—	—	—	—
Total Long-term investments	$ 39,352	$ 15	$ (35)	$ 39,332	$ —	$ —	$ —	$ —
Total cash, cash equivalents and investments	$ 469,277	$ 51	$ (40)	$469,288	$ 369,192	$ —	$ —	$369,192

As of March 31, 2011, the Company's investments are classified as available-for-sale securities. As of March 31, 2010, the Company's short-term investments consisted of auction rate securities ("ARS"), classified as trading securities and the Company had no long-term investments.

The Company reviews its investments for impairment quarterly. Based on its review, the Company did not identify any investments that were other-than-temporarily impaired during the years ended March 31, 2011 and 2010.

The following table summarizes the amortized cost and fair value of the Company's cash equivalents, short-term investments and long-term investments, classified by effective maturity as of March 31, 2011 and 2010:

(in thousands)	March 31, 2011		March 31, 2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$ 293,121	$ 293,152	$ 299,274	$ 299,274
Due in 1 to 5 years	39,352	39,332	—	—
Total	$ 332,473	$ 332,484	$ 299,274	$ 299,274

6. FAIR VALUE MEASUREMENTS

The following table represents the Company's fair value hierarchy for its financial assets and liabilities as of March 31, 2011 and 2010:

March 31, 2011 (in thousands)	Level 1	Level 2	Level 3	Total
Cash	$ 136,804	$ —	$ —	$ 136,804
U.S. Treasury Bills, Government Agency Securities and Money Market Accounts	192,703	43,543	—	236,246
Commercial Paper, U.S. Corporate Bonds and CDs	—	96,238	—	96,238
Derivative assets	—	360	—	360
Total assets measured at fair value	$ 329,507	$ 140,141	$ —	$ 469,648
Derivative liabilities	$ 600	$ 4,174	$ —	$ 4,774

March 31, 2010 (in thousands)	Level 1	Level 2	Level 3	Total
Cash	$ 69,918	$ —	$ —	$ 69,918
U.S. Treasury Bills and Money Market Accounts	280,043	—	—	280,043
Derivative assets	232	2,845	—	3,077
Auction rate securities - trading securities	—	—	19,231	19,231
Derivative - UBS Rights Agreement	—	—	3,985	3,985
Total assets measured at fair value	$ 350,193	$ 2,845	$ 23,216	$ 376,254
Derivative liabilities	$ 29	$ 74	$ —	$ 103

Level 1 financial assets consist of cash, money market funds, U.S. Treasury Bills, and derivative foreign currency forward contracts that are traded in an active market with sufficient volume and frequency of transactions. Level 1 financial liabilities consist of derivative contracts that have closed but have not settled. The fair value of Level 1 financial instruments is measured based on the quoted market price of identical securities.

Level 2 financial assets and liabilities consist of Government Agency Securities, Commercial Paper, U.S. Corporate Bonds, CDs, and derivative foreign currency call and put option contracts. Fair value is determined using inputs that are observable, either directly or indirectly, such as quoted market prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations, such as the Black Scholes valuation model, in which all significant inputs are observable or can be derived principally from or corroborated with observable market data covering substantially the full term of the assets or liabilities. During the year ended March 31, 2011, the Company did not have any transfers between Level 1 and Level 2 fair value instruments.

The Company had no Level 3 financial assets or liabilities as of March 31, 2011. Level 3 financial assets as of March 31, 2010 consisted of ARS, composed primarily of interest bearing state sponsored student loan revenue bonds guaranteed by the Department of Education. The Company exercised its option under the UBS Rights Agreement and sold all of the remaining ARS to UBS at par value in June 2010.

The following table provides a summary of changes in fair value of the Company's Level 3 financial assets for fiscal 2011 and 2010:

(in thousands)	Year ended March 31, 2011	Year ended March 31, 2010
Balance at beginning of period	$ 23,216	$ 28,060
Unrealized gain on ARS included in Interest and other income (expense), net	34	68
Proceeds from sales of ARS	(23,250)	(4,750)
Distributions received from Reserve Primary Fund	—	(162)
Balance at end of period	$ —	$ 23,216

7. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

Accounts receivable, net:

(in thousands)	March 31, 2011	March 31, 2010
Accounts receivable	$ 125,137	$ 118,199
Provisions for returns	(10,437)	(13,812)
Provisions for promotions, rebates and other	(10,460)	(13,780)
Provisions for doubtful accounts and sales allowances	(951)	(2,279)
Accounts receivable, net	$ 103,289	$ 88,328

Inventory, net:

(in thousands)	March 31, 2011	March 31, 2010
Purchased parts	$ 15,315	$ 13,287
Work in process	2,558	2,791
Finished goods	38,600	54,440
Inventory, net	$ 56,473	$ 70,518

If forecasted revenue and gross margin rates are not achieved, it is possible that the Company may have increased requirements for inventory provisions.

Assets held for sale:

(in thousands)	March 31, 2011	March 31, 2010
Land rights	$ —	$ 514
Buildings and improvements	—	8,227
Machinery and equipment	—	120
Assets held for sale	$ —	$ 8,861

In the fourth quarter of fiscal 2009, the Company decided to close its Suzhou, China manufacturing operations and outsource the manufacturing of its *Bluetooth* products to an existing supplier in China. In July 2009, the Company stopped all manufacturing processes in the Suzhou location. As a result, the building and related fixed assets were transferred, at the lower of their carrying value or fair value less the costs to sell, to Assets held for sale in the Consolidated balance sheet. The fair value of the building was based on a current appraisal value adjusted for expected selling costs. The assets held for sale were measured at fair value using unobservable inputs and, therefore, were a Level 3 fair value measure.

In July 2010, the Company entered into a binding contract for the sale of the building and related assets, which approximated the carrying value of the Assets held for sale. During the third quarter of fiscal 2011, the Company sold the Assets held for sale resulting in a net gain of $0.4 million which is recorded in Restructuring and other related charges in the Consolidated statements of operations for the year ended March 31, 2011. As of March 31, 2011, the Company had no remaining Assets held for sale.

Property, plant and equipment, net:

(in thousands)	March 31, 2011	March 31, 2010
Land	$ 5,867	$ 5,867
Buildings and improvements (useful life: 7-30 years)	55,256	54,437
Machinery and equipment (useful life: 5-10 years)	87,001	89,505
Software (useful life: 5 years)	27,096	25,642
Construction in progress	8,556	836
	183,776	176,287
Accumulated depreciation and amortization	(113,154)	(110,587)
Property, plant and equipment, net	$ 70,622	$ 65,700

Consolidated depreciation and amortization expense, including both continuing and discontinued operations, for fiscal 2011, 2010 and 2009 was $13.7 million, $16.4 million and $19.6 million, respectively. In addition, the Company incurred $5.2 million of accelerated depreciation in fiscal 2010 related to Assets held for Sale on its Suzhou China facilities which was included in Restructuring and other related charges on the Consolidated statement of earnings.

Unamortized capitalized software costs were $7.4 million and $7.3 million at March 31, 2011 and 2010, respectively. The consolidated amounts amortized to expense in both continuing and discontinued operations were $3.1 million, $3.0 million, and $3.1 million in fiscal 2011, 2010 and 2009, respectively.

Accrued liabilities:

(in thousands)	March 31, 2011	March 31, 2010
Employee compensation and benefits	$ 27,478	$ 21,987
Warranty accrual	11,016	11,006
Accrued advertising and sales and marketing	2,873	3,036
Accrued other	18,240	9,808
Accrued liabilities	$ 59,607	$ 45,837

Changes in the warranty obligation, which are included as a component of Accrued liabilities in the Consolidated balance sheets, are as follows:

(in thousands)	Year ended March 31, 2011	Year ended March 31, 2010
Warranty obligation at beginning of period	$ 11,006	$ 12,424
Warranty provision relating to products shipped during the year	14,769	14,482
Deductions for warranty claims processed	(14,759)	(15,517)
Warranty provision transferred with sale of AEG	—	(383)
Warranty obligation at end of period	$ 11,016	$ 11,006

8. GOODWILL

The Company has reported goodwill of $14.0 million as of March 31, 2011 and 2010 and there were no changes in the carrying value during the fiscal years then ended.

In fiscal 2011 and 2010, for purposes of the annual goodwill impairment test, the Company determined there to be no reporting units below its operating segment; therefore, the annual goodwill impairment analysis was performed at the segment level in both of these years.

In the fourth quarter of fiscal 2011, the Company performed the annual impairment test of its goodwill. The Company determined that its assets and liabilities did not change significantly from the most recent fair value determination, which was performed in the fourth quarter of fiscal 2010 and is described below; the most recent fair value determination resulted in an amount that exceeded the carrying amount of the Company by a substantial margin; and, based on an analysis of events that have occurred and circumstances that have changed since the fourth quarter of fiscal 2010, the likelihood that a current fair value determination would be less than the current carrying amount of the Company is remote. As a result of this determination, the Company concluded it was appropriate to carry forward the fair value from the most recent valuation performed in the fourth quarter of fiscal 2010 and found no indicators of impairment of its recorded goodwill.

In the fourth quarter of fiscal 2010, the Company performed the annual impairment test of its goodwill. The fair value of the Company was determined using an equal weighting of the income approach and the market comparable approach. For the income approach, the Company made the following assumptions: the current economic downturn would recover in fiscal 2011 and 2012 followed by growth in line with industry estimated revenues. Gross margin trends were consistent with historical trends. A 3% growth factor was used to calculate the terminal value after fiscal year 2018, consistent with the rate used in the prior year. The discount rate was 14% reflecting the current volatility of the stock prices of public companies within the consumer electronics industry. For the market comparable approach, the Company reviewed comparable companies in the industry. Revenue multiples were determined for these companies and an average multiple based on prior twelve months revenue of these companies of 0.5 was then applied to the unit revenue. A 10% control premium was added to determine the value on the marketable controlling interest basis. Cash and short-term investments were then added back to arrive at an indicated value on a marketable, controlling interest basis. Based on this review, the fair value substantially exceeded the carrying value, and, therefore, there was no impairment related to the remaining goodwill.

During the fiscal year ended March 31, 2009, the Company reported two segments; the Audio Communications Group segment ("ACG") and the AEG segment, which were also deemed reporting units for purposes of the goodwill impairment test. The fair value of the AEG reporting unit was determined using an equal weighting of the income approach and the underlying asset approach. For the income approach, the Company made the following assumptions: the current economic downturn would continue through fiscal 2010, followed by a recovery period in fiscal 2011 and 2012 with slightly better than historical growth, and then growth in line with industry norms for each of the major product lines (Docking Audio and PC Audio). Gross margin assumptions reflected improved margins as the revenue was estimated to grow. A 5% growth factor was used to calculate the terminal value of the reporting unit, consistent with the rate used in the prior year. The discount rate was adjusted from 14% used in the prior year to 15% reflecting the current volatility of the stock prices of public companies within the consumer electronics industry. For the underlying asset approach, the asset and liability balances were adjusted to their fair value equivalents. The fair value of the equity of the business was then indicated by the sum of the fair value of the assets less the fair value of the liabilities. Based on this review, the Company determined that the goodwill related to the AEG reporting unit was impaired requiring the Company to perform step two, in which the fair value of the AEG reporting unit was allocated to all of the assets and liabilities of the AEG reporting unit, including any unrecognized intangible assets, to determine the implied fair value of the goodwill. As a result, the Company recognized a goodwill impairment charge of $54.7 million, which is included in discontinued operations in the Consolidated statement of operations and represented 100% of the goodwill of the Company's AEG reporting unit. There was no tax benefit associated with this impairment charge. There was no impairment related to the Company's ACG reporting unit.

9. INTANGIBLES

The following tables present the carrying value of acquired intangible assets with remaining net book values as of March 31, 2011 and 2010:

As of March 31, 2011 (in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Amount	Useful Life
Technology	$ 3,000	$ (2,812)	$ 188	3-8 years
Customer relationships	1,705	(1,044)	661	3-8 years
OEM relationships	27	(20)	7	7 years
Total	$ 4,732	$ (3,876)	$ 856	

As of March 31, 2010 (in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Amount	Useful Life
Technology	$ 6,500	$ (4,064)	$ 2,436	3-10 years
Patents	720	(660)	60	7 years
Customer relationships	1,705	(765)	940	3-8 years
OEM relationships	27	(14)	13	7 years
Total	$ 8,952	$ (5,503)	$ 3,449	

The consolidated aggregate amortization expense in both continuing and discontinued operations relating to intangible assets for fiscal 2011, 2010 and 2009 was $2.6 million, $1.8 million and $6.2 million, respectively.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the amount that the carrying value of the asset exceeds its fair value based on the discounted future cash flows. When testing long-lived assets for recoverability, the Company also reviews depreciation and/or amortization estimates and methods to assess whether the remaining useful lives are still appropriate or should be revised.

During the fourth quarter of fiscal 2011, the Company finalized a long-term product development strategy and in doing so, evaluated the extent to which acquired technology would be used in future products. As part of this analysis, the Company elected to abandon certain of its acquired technology and therefore, recorded $1.4 million in accelerated amortization expense in the fourth quarter of fiscal 2011 to reflect the revised estimate of the asset's useful life.

The Company tests its indefinite lived intangible assets for impairment by comparing the fair value of the intangible asset with its carrying value. If the fair value is less than its carrying value, an impairment charge is recognized for the difference. As of March 31, 2011, the Company had no indefinite lived intangible assets other than goodwill, which is discussed in Note 8; however, the Company had previously reported indefinite lived intangible assets for which impairment charges were recorded in prior years presented in the Consolidated statements of operations and these are discussed below.

During the third quarter of fiscal 2009, the Company considered the effect of the current economic environment and determined that sufficient indicators existed requiring it to perform an interim impairment review of the Company's two reporting segments, ACG and AEG. The indicators consisted primarily of (1) a decline in revenue and operating margins during the current quarter and the projected future operating results, (2) deteriorating industry and economic trends, and (3) the decline in the Company's stock price for a sustained period.

The Company used the income approach to test the Altec Lansing trademark and trade name for impairments in the third quarter of fiscal 2009 with the following assumptions: the current economic downturn would continue through fiscal 2010, followed by a recovery period in fiscal 2011 and 2012 and then growth in line with industry estimated revenues for royalties and each of the major AEG product lines (Docking Audio and PC Audio). A 5% growth factor was used to calculate the terminal value, consistent with the rate used in the prior year. The discount rate was adjusted from 14% to 15% reflecting the current volatility of the stock prices of public companies within the consumer electronics industry. This resulted in a partial impairment of the Altec Lansing trademark and trade name; therefore, the Company recognized a non-cash impairment charge of $40.5 million in the third quarter of fiscal 2009 which is included in discontinued operations on the Consolidated statement of operations. The Company recognized a deferred tax benefit of $15.4 million associated with this impairment charge.

As a result of the decline in forecasted revenues, operating margin and cash flows related to the AEG segment, the Company also evaluated the long-lived assets within the reporting unit. The fair value of the long-lived assets, which include intangibles and property, plant and equipment, was determined for each individual asset and compared to the asset's relative carrying value. This resulted in a partial impairment of certain long-lived assets; therefore, in the third quarter of fiscal 2009, the Company recognized a non-cash intangible asset impairment charge of $18.2 million, of which $9.1 million related to technology, $6.7 million related to customer relationships and $2.4 million related to the inMotion trade name, and a non-cash impairment charge of $4.1 million related to property, plant and equipment which is included in discontinued operations on the Consolidated statement of operations. The Company recognized a deferred tax benefit of $8.5 million associated with these impairment charges.

In the fourth quarter of fiscal 2009, the Company performed the annual impairment test of the Altec Lansing trademark and trade name, which indicated that there was no further impairment. The assumptions used in the annual impairment review performed during the fourth quarter of fiscal 2009 were consistent with the assumptions used in the interim impairment review in the third quarter of fiscal 2009 as no significant changes were identified.

During the second quarter of fiscal 2010, the Company considered the effect of certain alternatives being evaluated by management for the AEG segment during the quarter on its intangible assets. During the second quarter management entered into a non-binding letter of intent to sell Altec Lansing, the Company's AEG segment. The Company concluded that this triggered an interim impairment review as it was now "more likely than not" that the segment would be sold; however, as the Company's Board of Directors had not yet approved the sale of the segment, the assets did not qualify for "held for sale" accounting under the Property, Plant and Equipment Topic of the FASB ASC. The Company tests its indefinite lived assets for impairment by comparing the fair value of the intangible asset with its carrying value. If the fair value is less than its carrying value, an impairment charge is recognized for the difference. The Company used the proposed purchase price of the AEG segment net assets per the non-binding letter of intent signed during the quarter as the fair value of the segment's net assets. This resulted in a full impairment of the Altec Lansing trademark and trade name; therefore, the Company recognized a non-cash impairment charge of $18.6 million in the second quarter of fiscal 2010 and recognized a deferred tax benefit of $7.1 million associated with this impairment charge, which is included in discontinued operations for the fiscal year ended March 31, 2010.

As a result of the proposed purchase price of the net assets of the AEG segment, the Company also evaluated the long-lived assets within the reporting unit. The fair value of the long-lived assets, which include intangibles and property, plant and equipment, was determined for each individual asset and compared to the asset's relative carrying value. This resulted in a full impairment of the AEG intangibles and a partial impairment of its property, plant and equipment; therefore, in the second quarter of fiscal 2010, the Company recognized a non-cash intangible asset impairment charge of $6.6 million, of which $2.0 million related to customer relationships, $0.4 million related to technology and $0.4 million related to the inMotion trade name, and a non-cash impairment charge of $3.8 million related to property, plant and equipment. The Company recognized a deferred tax benefit of $2.5 million associated with these impairment charges. The impairment charge and tax benefit is recorded in discontinued operations for the fiscal year ended March 31, 2010.

The intangible assets that were impaired during the second quarter of fiscal 2009 were measured at their fair value using unobservable inputs and, therefore, were Level 3 fair value measures.

The estimated future amortization expense for each fiscal year subsequent to fiscal 2011 is as follows:

Fiscal Year Ending March 31,	**(in thousands)**
2012	$ 472
2013	280
2014	104
Thereafter	—
Total estimated amortization expense	$ 856

10. RESTRUCTURING AND OTHER RELATED CHARGES

The Company recorded the restructuring activities discussed below applying the guidance of either the Exit or Disposal Cost Obligations Topic and the Compensation - Nonretirement Postemployment Benefits Topic of the FASB ASC.

The Company announced various restructuring activities in fiscal 2009 in an effort to reduce its cost structure in light of the expected impact of the global economic recession on the Company's business and revenues. These actions consisted of reductions in force throughout all of the Company's geographies along with a plan to close its manufacturing operations in its Suzhou, China facility due to the decision to outsource the manufacturing of *Bluetooth* products to a third party supplier in China. The Company exited the manufacturing portion of the facility in July 2009 at which time the remaining assets were classified as Assets held for sale on the Consolidated balance sheet. Approximately 1,500 employees from functions across the Company were notified of their termination under these actions and substantially all of these employees have been terminated as of March 31, 2011.

As a result of these restructuring actions, the Company recorded approximately $1.9 million and $11.0 million of Restructuring and other related charges during the years ended March 31, 2010 and 2009, respectively, consisting of severance and benefits along with facilities and equipment charges. In addition, during the year ended March 31, 2010, the Company recorded non-cash charges of $5.2 million for accelerated depreciation related to the building and equipment associated with manufacturing operations which is included in Cost of revenues. There were no charges during the year ended March 31, 2011; however, in the third quarter of fiscal 2011, the Company completed the sale of its Suzhou facility, which was classified as Assets held for sale, resulting in an immaterial net gain which was recorded in Restructuring and other related charges.

As of March 31, 2011, the Company has recorded a total of $17.7 million of costs related to these actions, which includes $11.2 million of severance and benefits and $6.9 million in non-cash charges related to accelerated depreciation charges, the write-off of facilities and equipment and impairment loss on Assets held for sale, offset in part by a $0.4 million net gain on the final sale of the Suzhou facility. All of these costs and the gain on sale were recorded in Restructuring and other related charges, with the exception of $5.2 million of accelerated depreciation which was recorded in Cost of revenues. All the costs related to these actions have been paid as of March 31, 2011.

11. COMMITMENTS AND CONTINGENCIES

MINIMUM FUTURE RENTAL PAYMENTS. The Company leases certain equipment and facilities under operating leases expiring in various years through fiscal 2017. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of March 31, 2011 are as follows:

Fiscal Year Ending March 31,		(in thousands)
2012	$	4,340
2013		3,936
2014		3,431
2015		1,407
2016		711
Thereafter		87
Total minimum future rental payments	$	13,912

Total consolidated rent expense for operating leases included in both continuing and discontinued operations was approximately $5.6 million, $6.0 million, and $6.9 million in fiscal 2011, 2010 and 2009, respectively.

EXISTENCE OF RENEWAL OPTIONS. Certain operating leases provide for renewal options for periods from one to three years. In the normal course of business, operating leases are generally renewed or replaced by other leases.

INDEMNIFICATIONS. Under the terms of the Asset Purchase Agreement, dated October 2, 2009, a First Amendment to the Asset Purchase Agreement, dated November 30, 2009, a Side Letter to the Asset Purchase Agreement, dated January 8, 2010, and a second Side Letter to the Asset Purchase Agreement, dated February 15, 2010 (collectively, the "Purchase Agreement") to sell Altec Lansing, the Company's AEG segment, the Company made representations and warranties to the purchaser about the condition of AEG, including matters relating to intellectual property, employee matters and environmental laws. No indemnification costs have been recorded as of March 31, 2011 or March 31, 2010.

OTHER GUARANTEES AND OBLIGATIONS. As is customary in the Company's industry, as provided for in local law in the U.S. and other jurisdictions, Plantronics' standard contracts provide remedies to its customers, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of its products. From time to time, the Company indemnifies customers against combinations of loss, expense, or liability arising from various trigger events relating to the sale and use of its products and services. In addition, Plantronics also provides protection to customers against claims related to undiscovered liabilities, additional product liability, or environmental obligations. In the Company's experience, claims made under these indemnifications are rare and the associated estimated fair value of the liability is not material.

CLAIMS AND LITIGATION. Six class action lawsuits have been filed against the Company alleging that its *Bluetooth* headsets may cause noise-induced hearing loss. *Shannon Wars et al. vs. Plantronics, Inc.* was filed on November 14, 2006 in the U.S. District Court for the Eastern District of Texas. *Lori Raines, et al. vs. Plantronics, Inc.* was filed on October 20, 2006 in the U.S. District Court, Central District of California. *Kyle Edwards, et al vs. Plantronics, Inc.* was filed on October 17, 2006 in the U.S. District Court, Middle District of Florida. *Ralph Cook vs. Plantronics, Inc.* was filed on February 8, 2007 in the U.S. District Court for the Eastern District of Virginia. *Randy Pierce vs. Plantronics, Inc.* was filed on January 10, 2007 in the U.S. District Court for the Eastern District of Arkansas. *Bruce Schiller, et al vs. Plantronics, Inc.* was filed on October 10, 2006 in the Superior Court of the State of California in and for the County of Los Angeles. The complaints state that they do not seek damages for personal injury to any individual. These complaints seek various remedies, including injunctive relief requiring the Company to include certain additional warnings with its *Bluetooth* headsets and to redesign the headsets to limit the volume produced, or, alternatively, to provide the user with the ability to determine the level of sound emitted from the headset. Plaintiffs also seek unspecified general, special, and punitive damages, as well as restitution. The federal cases have been consolidated for all pre-trial purposes in the U.S. District Court for the Central District of Los Angeles before Judge Fischer. The California State Court case was dismissed by the plaintiffs. The parties agreed in principle to settle their claims. The U.S. District Court for the Central District of Los Angeles signed an order approving the final settlement of the lawsuit entitled *In Re Bluetooth Headset Products Liability Litigation* brought against Plantronics, Inc., Motorola, Inc and GN Netcom, Inc. alleging that the three companies failed to adequately warn consumers of the potential for long term noise induced hearing loss if they used *Bluetooth* headsets. The companies contested the claims of the lawsuit but settled the lawsuit on a nationwide basis for an amount which the Company believes is less than the cost of litigating and winning the lawsuit. On September 25, 2009, the Court signed a judgment in the case resolving all matters except the issue of outstanding attorneys' fees, which will be split among the three defendants. On October 22, 2009, the Court issued an order setting the class counsel's attorneys' fees and costs and the incentive award at the maximum amounts agreed to by the parties in their settlement. The objectors to the settlement have filed a notice of appeal, and the appeal is in process. The Company believes that any loss related to these proceedings would not be material and have adequately reserved for these costs in the consolidated financial statements.

In addition, the Company is presently engaged in various legal actions arising in the normal course of business. The Company believes that it is unlikely that any of these actions will have a material adverse impact on its operating results; however, because of the inherent uncertainties of litigation, the outcome of any of these actions could be unfavorable and could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

12. STOCKHOLDERS' EQUITY

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income were as follows:

(in thousands)	March 31, 2011	March 31, 2010
Accumulated unrealized gain (loss) on cash flow hedges, net of tax of $100 and $100, respectively	$ (3,715)	$ 2,705
Accumulated foreign currency translation adjustments	5,181	3,567
Accumulated unrealized gain on investments, net of tax	7	—
Accumulated other comprehensive income	$ 1,473	$ 6,272

Capital Stock

In March 2002, the Company established a stock purchase rights plan under which stockholders may be entitled to purchase the Company's stock or stock of an acquirer of the Company at a discounted price in the event of certain efforts to acquire control of the Company. The rights expire on the earliest of (a) April 12, 2012, or (b) the exchange or redemption of the rights pursuant to the rights plan.

From time to time, the Board of Directors authorizes plans under which the Company may repurchase shares of its common stock in the open market, depending on the market conditions.

During fiscal 2009, the Company repurchased in the open market 1,007,500 shares of its common stock which were remaining under the 1,000,000 repurchase plans each authorized by the Board of Directors on January 25, 2008 and November 10, 2008. The total cost of these repurchases was $17.8 million with an average price of $17.68 per share.

During fiscal 2010, the Company repurchased in the open market 1,935,100 shares of its common stock which were under repurchase plans authorized by the Board of Directors on the following dates: November 10, 2008, November 27, 2009 and March 1, 2010 for 1,000,000 each. The total cost of these repurchases was $49.7 million with an average price of $25.66 per share.

During fiscal 2011, the Company repurchased in the open market 3,315,000 shares of its common stock which were under repurchase plans authorized by the Board of Directors on the following dates: March 1, 2010, June 4, 2010, August 27, 2010 and March 1, 2011 for 1,000,000 each. The total cost of these repurchases was $105.5 million with an average price of $31.83 per share. As of March 31, 2011 there were 660,900 remaining shares authorized for repurchase.

On May 2, 2011, subsequent to the end of the Company's fiscal year, the Board of Directors authorized the repurchase of up to 7,000,000 shares of the Company's outstanding common stock. As part of this authorization, on May 9, 2011, the Company entered into two separate Master Confirmation and Supplemental Confirmations with Goldman, Sachs & Co. to repurchase an aggregate of $100 million of the Company's common stock under an accelerated share repurchase program. (See Note 19)

Primarily through employee benefit plans, we reissued 171,730 treasury shares for proceeds of $3.8 million and 284,090 treasury shares for proceeds of $3.6 million during the years ended March 31, 2011 and 2010, respectively.

On December 7, 2010, December 2, 2009 and January 13, 2009, the Company retired 4.0 million shares, 2.0 million shares and 16.0 million shares of treasury stock, respectively, which were returned to the status of authorized but unissued shares. These were non-cash equity transactions in which the cost of the reacquired shares was recorded as a reduction to both Retained earnings and Treasury stock.

In fiscal 2011 and 2010, the Company paid quarterly cash dividends of $0.05 per share resulting in total dividends of $9.7 million and $9.8 million, respectively. Subsequent to fiscal 2011, on May 3, 2011, the Company announced that the Board of Directors had declared the Company's twenty-eighth quarterly cash dividend of $0.05 per share of the Company's common stock, payable on June 10, 2011 to stockholders of record on May 20, 2011.

Stock Plans

Stock options granted subsequent to September 2007 generally vest over a three-year period. Options granted from September 2004 to September 2007 generally vested over a four-year period and those options granted prior to September 2004 generally vested over a five-year period. Restricted stock grants generally have vesting periods over three or four years, depending on the size of the grant. The Management Equity Committee is authorized to make option and restricted stock grants to employees who are not senior executives pursuant to guidelines approved by the Compensation Committee and subject to quarterly reporting to the Compensation Committee. The Company currently grants options and restricted stock from only the 2003 Stock Plan. The Company settles stock option exercises and releases of vested restricted stock with newly issued common shares.

2003 Stock Plan

In June 2003, the Board of Directors and stockholders approved the Plantronics Inc. Parent Corporation 2003 Stock Plan (the "2003 Stock Plan"). The 2003 Stock Plan, which has a term of 10 years (unless amended or terminated earlier by the Board of Directors) and is due to expire in September 2013, provides for incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, and restricted stock units. As of March 31, 2011, there have been 10,200,000 shares of common stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization or certain corporate reorganizations) cumulatively reserved since inception under the 2003 Stock Plan for issuance to employees, directors and consultants of Plantronics.

Under the 2003 Stock Plan, all stock options may not be granted at less than 100% of the estimated fair market value of the Company's common stock at the date of grant. Incentive stock options may not be granted at less than 100% of the estimated fair market value of the Company's common stock at the date of grant, as determined by the Board of Directors, and the option term may not exceed 7 years. Incentive stock options granted to a 10% stockholder may not be granted at less than 110% of the estimated fair market value of the common stock at the date of grant and the option term may not exceed five years.

Awards of restricted stock and restricted stock units with a per share or per unit purchase price lower than 100% of fair market value on the grant date will be counted against the total number of shares issuable under the Plan as 2.5 shares for every 1 share subject thereto. No participant shall receive restricted stock awards in any fiscal year having an aggregate initial value greater than $1,000,000, and no participant shall receive restricted stock units in any fiscal year having an aggregate initial value greater than $1,000,000.

At March 31, 2011, options to purchase 4,018,912 shares of common stock and unvested restricted stock of 687,884 were outstanding, and there were 1,473,497 shares available for future grant under the 2003 Stock Plan which takes into account the 2.5 ratio for grants of restricted stock as noted above.

1993 Stock Option Plan

In September 1993, the Board of Directors approved the Plantronics Inc. Parent Corporation 1993 Stock Option Plan (the "1993 Stock Option Plan"). Under the 1993 Stock Option Plan, there were 22,927,726 shares of common stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization, or certain corporate reorganizations) cumulatively reserved since inception for issuance to employees and consultants of Plantronics. The 1993 Stock Option Plan, which provided for incentive stock options as well as nonqualified stock options to purchase shares of common stock, had a term of 10 years; therefore, the ability to grant new options under this 1993 Stock Option Plan expired in September 2003. At March 31, 2011, options to purchase 1,312,070 shares of common stock were outstanding under the 1993 Stock Option Plan.

Directors' Stock Option Plan

In September 1993, the Board of Directors adopted a Directors' Stock Option Plan (the "Directors' Option Plan") and has cumulatively reserved since inception a total of 300,000 shares of common stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization or certain corporate reorganizations) for issuance to non-employee directors of Plantronics. The ability to grant new options under the Directors' Option Plan expired by its terms in September 2003. Non-employee directors participate in the 2003 Stock Plan. At March 31, 2011, options to purchase 24,000 shares of common stock were outstanding under the Directors' Option Plan.

Inducement Plan

In August 2005, the Board of Directors reserved 145,000 shares for the issuance of stock awards to Altec Lansing employees (the "Inducement Plan"). At March 31, 2011, options to purchase 5,000 shares of common stock were outstanding. All remaining shares of common stock under the Inducement Plan are not available for future grants as the reservation of such shares was subsequently canceled.

Employee Stock Purchase Plan ("ESPP")

On June 10, 2002, the Board of Directors of Plantronics approved the 2002 ESPP, which was approved by the stockholders on July 17, 2002, to provide certain employees with an opportunity to purchase Plantronics' common stock through payroll deductions. The plan qualifies under Section 423 of the Internal Revenue Code. Under the 2002 ESPP, which is effective through June 2012, the purchase price of Plantronics' common stock is equal to 85% of the lesser of the fair market value closing price of Plantronics' common stock on (i) the first day of the offering period, or (ii) the last day of the offering period. Each offering period is generally six months long. There were 170,376, 281,598 and 337,538, shares issued under the 2002 ESPP in fiscal 2011, 2010 and 2009, respectively. At March 31, 2011, there were 500,019 shares reserved for future issuance under the 2002 ESPP.

Stock Plan Activity

Stock Options

The following is a summary of the Company's stock option activity during fiscal 2011:

	Options Outstanding			
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in thousands)		(in years)	(in thousands)
Outstanding at March 31, 2010	7,631	$ 25.06		
Options granted	542	$ 32.86		
Options exercised	(2,196)	$ 22.81		
Options forfeited or expired	(617)	$ 35.43		
Outstanding at March 31, 2011	5,360	$ 25.58	3.1	$ 62,072
Vested or expected to vest at March 31, 2011	5,265	$ 25.53	3.1	$ 61,259
Exercisable at March 31, 2011	4,124	$ 25.55	2.3	$ 48,557

The total intrinsic values of stock options exercised during fiscal years 2011, 2010 and 2009 were $26.2 million, $9.0 million and $2.0 million, respectively. The total cash received from employees as a result of employee stock option exercises during fiscal 2011 was $50.1 million.

Restricted Stock

The following is a summary of the Company's restricted stock award activity during fiscal 2011:

	Number of Shares	Weighted Average Grant Date Fair Value
	(in thousands)	
Non-vested at March 31, 2010	361	$ 21.41
Granted	491	$ 33.54
Vested	(137)	$ 22.14
Forfeited	(27)	$ 27.72
Non-vested at March 31, 2011	688	$ 29.52

The weighted average grant-date fair value of restricted stock awards is based on the quoted market price of the Company's common stock on the date of grant. The weighted average grant-date fair values of restricted stock awards granted during fiscal years 2011, 2010 and 2009 were $33.54, $24.62 and $14.50, respectively. The total grant-date fair values of restricted stock awards that vested during fiscal years 2011, 2010 and 2009 were $3.1 million, $3.1 million and $2.5 million, respectively.

Stock-Based Compensation

The following table summarizes the amount of stock-based compensation expense included in the consolidated statements of operations, including both continuing and discontinued operations for the periods presented:

	Fiscal Year Ended March 31,		
(in thousands)	**2011**	**2010**	**2009**
Cost of revenues	$ 2,202	$ 1,929	$ 2,265
Research, development and engineering	3,765	3,505	3,663
Selling, general and administrative	9,906	9,443	9,814
Stock-based compensation expense included in operating expenses	13,671	12,948	13,477
Total stock-based compensation	15,873	14,877	15,742
Income tax benefit	(4,892)	(4,746)	(4,940)
Total stock-based compensation expense, net of tax	$ 10,981	$ 10,131	$ 10,802

There was no stock-based compensation included in discontinued operations for the year ended March 31, 2011. For the years ended March 31, 2010 and 2009, stock-based compensation presented in the table above includes amounts recorded in discontinued operations of $1.2 million and $1.0 million, respectively. Of the $1.2 million in fiscal 2010, $0.3 million related to stock option modification charges as a result of the sale of the AEG segment and was included in the costs incurred upon closing of the sale.

As of March 31, 2011, the total unrecognized compensation cost related to unvested stock options was $9.4 million which is expected to be recognized over a weighted average period of 1.7 years, and the total unrecognized compensation cost related to non-vested restricted stock awards was $13.5 million which is expected to be recognized over a weighted average period of 2.8 years.

Valuation Assumptions

The Company estimates the fair value of stock options and ESPP shares using a Black-Scholes option valuation model. The fair value of the stock options and ESPP shares granted during the respective periods is estimated on the date of grant using the following weighted average assumptions:

	Employee Stock Options			ESPP		
Fiscal Year Ended March 31,	**2011**	**2010**	**2009**	**2011**	**2010**	**2009**
Expected volatility	45.7%	53.7%	51.6%	38.7%	49.0%	63.0%
Risk-free interest rate	1.4%	2.0%	2.9%	0.2%	0.2%	0.9%
Expected dividends	0.6%	1.0%	1.2%	0.6%	0.8%	1.6%
Expected life (in years)	4.2	4.5	4.4	0.5	0.5	0.5
Weighted-average grant date fair value	$ 11.92	$ 8.71	$ 7.65	$ 8.67	$ 7.22	$ 4.56

The Company recognizes the grant-date fair value of stock-based compensation as compensation expense in the Consolidated statements of operations using the straight-line attribution approach over the service period for which the stock-based compensation is expected to vest.

The expected stock price volatility for the years ended March 31, 2011, 2010 and 2009 was determined based on an equally weighted average of historical and implied volatility. Implied volatility is based on the volatility of the Company's publicly traded options on its common stock with a term of six months or less. The Company determined that a blend of implied volatility and historical volatility is more reflective of market conditions and a better indicator of expected volatility than using purely historical volatility. The expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The dividend yield assumption is based on our current dividend and the market price of our common stock at the date of grant.

13. EMPLOYEE BENEFIT PLANS

The Company has a defined contribution benefit plan under Section 401(k) of the Internal Revenue Code, which covers substantially all U.S. employees. Eligible employees may contribute pre-tax amounts to the plan via payroll withholdings, subject to certain limitations. Under the plan, the Company matches 50% of the first 6% of employees' compensation and provides a non-elective Company contribution equal to 3% of base salary. All matching contributions are 100% vested immediately. Total Company contributions in fiscal 2011, 2010 and 2009 were $3.7 million, $3.7 million, and $3.9 million, respectively.

14. FOREIGN CURRENCY DERIVATIVES

The Company uses derivative instruments primarily to manage exposures to foreign currency risks. The Company's primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency. The program is not designed for trading or speculative purposes. The Company's derivatives expose the Company to credit risk to the extent that the counterparties may be unable to meet the terms of the agreements. The Company seeks to mitigate such risk by limiting its counterparties to major financial institutions and by spreading the risk across several major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored on an ongoing basis.

In accordance with Derivatives and Hedging Topic of the FASB ASC, the Company recognizes derivative instruments as either assets or liabilities on the balance sheet at fair value. Changes in fair value (i.e., gains or losses) of the derivatives are recorded as Net revenues or Interest and other income (expense), net or as Accumulated other comprehensive income.

Non-Designated Hedges

The Company enters into foreign exchange forward contracts to reduce the impact of foreign currency fluctuations on assets and liabilities denominated in currencies other than the functional currency of the reporting entity. These foreign exchange forward contracts are not subject to the hedge accounting provisions of the Derivatives and Hedging Topic of the FASB ASC, but are carried at fair value with changes in the fair value recorded within Interest and other income (expense), net in the Consolidated statements of operations in accordance with the Foreign Currency Matters Topic of the FASB ASC. Gains and losses on these contracts are intended to offset the impact of foreign exchange rate changes on the underlying foreign currency denominated assets and liabilities, and therefore, do not subject the Company to material balance sheet risk. The Company does not enter into foreign currency forward contracts for trading purposes.

As of March 31, 2011, the Company had foreign currency forward contracts denominated in Euros ("EUR"), Great Britain Pounds ("GPB") and Australian Dollars ("AUD"). These forward contracts hedge against a portion of the Company's foreign currency-denominated cash balances, receivables and payables. The following table summarizes the Company's outstanding foreign exchange currency contracts and approximate U.S. Dollar equivalent ("USD"), at March 31, 2011:

	Local Currency	USD Equivalent	Position	Maturity
	(in thousands)	(in thousands)		
EUR	18,000	$ 25,540	Sell EUR	1 month
GBP	4,000	$ 6,443	Sell GBP	1 month
AUD	3,400	$ 3,515	Sell AUD	1 month

As of March 31, 2010, the Company had foreign currency forward contracts of €18.0 million and £2.0 million denominated in EUR and GBP, respectively.

Foreign currency transactions, net of the effect of hedging activity on forward contracts, resulted in immaterial gains in fiscal 2011 and 2010, but recognized net losses of $6.3 million in fiscal 2009, which are included in Interest and other income (expense), net in the Consolidated statements of operations.

Cash Flow Hedges

The Company's hedging activities include a hedging program to hedge the economic exposure from anticipated Euro and Great Britain Pound denominated sales. The Company hedges a portion of these forecasted foreign denominated sales with currency options. These transactions are designated as cash flow hedges and are accounted for under the hedge accounting provisions of the Derivatives and Hedging Topic of the FASB ASC. The effective portion of the hedge gain or loss is initially reported as a component of Accumulated other comprehensive income and subsequently reclassified into Net revenues when the hedged exposure affects earnings. Any ineffective portion of related gains or losses is recorded in the Consolidated statements of operations immediately. On a monthly basis, the Company enters into option contracts with a one-year term. It does not purchase options for trading purposes. As of March 31, 2011, the Company had foreign currency put and call option contracts of approximately €52.7 million and £14.5 million. As of March 31, 2010, it had foreign currency put and call option contracts of approximately €40.2 million and £10.8 million.

In fiscal 2011, 2010 and 2009, realized gains of $2.5 million, $1.8 million and $4.5 million, respectively, on cash flow hedges were recognized in Net revenues in the Consolidated statements of operations. The Company expects to reclassify the entire loss of $4.0 million, net of tax, in Accumulated other comprehensive income to Net revenues during the next 12 months due to the recognition of the hedged forecasted sales.

The Company hedges expenditures denominated in Mexican Peso ("MX$"), which are designated as cash flow hedges and are accounted for under the hedge accounting provisions of the Derivatives and Hedging Topic of the FASB ASC. The Company hedges a portion of the forecasted MX$ denominated expenditures with a cross-currency swap. The effective portion of the hedge gain or loss is initially reported as a component of Accumulated other comprehensive income and subsequently reclassified into Cost of revenues when the hedged exposure affects operations. Any ineffective portion of related gains or losses is recorded in the Consolidated statements of operations immediately. As of March 31, 2011 and 2010, the Company had foreign currency swap contracts of approximately MX$343.9 million and MX$251.3, respectively.

In fiscal 2011 and 2010, there were no material realized gains on Peso cash flow hedges recognized in Cost of revenues in the Consolidated statements of operations and there were no material gains in Accumulated other comprehensive income to be recognized during the next 12 months due to the recognition of the hedged forecasted expenditures.

The following table summarizes the Company's outstanding Peso currency swaps and approximate U.S. Dollar equivalent ("USD"), at March 31, 2011:

	Local Currency	USD Equivalent	Position	Maturity
	(in thousands)	(in thousands)		
MX$	343,900	$ 27,901	Buy Peso	Monthly over 12 months

The amounts in the tables below include fair value adjustments related to the Company's own credit risk and counterparty credit risk.

Fair Value of Derivative Contracts

The fair value of derivative contracts were as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Accrued Liabilities	
(in thousands)	**March 31, 2011**	**March 31, 2010**	**March 31, 2011**	**March 31, 2010**
Foreign exchange contracts designated as cash flow hedges	$ 360	$ 2,845	$ 4,174	$ 74
Total derivatives designated as hedging instruments	360	2,845	4,174	74
Foreign exchange contracts not designated	—	—	—	—
Total derivatives	$ 360	$ 2,845	$ 4,174	$ 74

Effect of Designated Derivative Contracts on Accumulated Other Comprehensive Income

The following table represents only the balance of designated derivative contracts under the Derivatives and Hedging Topic of the FASB ASC as of March 31, 2011 and 2010, and the impact of designated derivative contracts before tax on Accumulated other comprehensive income for fiscal years ended March 31, 2010 and 2011:

(in thousands)	**March 31, 2010**	**Amount of gain (loss) recognized in OCI (effective portion)**	**Amount of gain (loss) reclassified from OCI to income (loss) (effective portion)**	**March 31, 2011**
Foreign exchange contracts designated as cash flow hedges	$ 2,771	$ (3,668)	$ 2,917	$ (3,814)

(in thousands)	**March 31, 2009**	**Amount of gain (loss) recognized in OCI (effective portion)**	**Amount of gain (loss) reclassified from OCI to income (loss) (effective portion)**	**March 31, 2010**
Foreign exchange contracts designated as cash flow hedges	$ 6,738	$ (1,685)	$ 2,282	$ 2,771

Effect of Designated Derivative Contracts on the Consolidated Statements of Operations

The effect of designated derivative contracts under the Derivatives and Hedging Topic of the FASB ASC on results of operations recognized in Gross profit in the Consolidated statements of operations was as follows:

	Fiscal Year Ended March 31,		
(in thousands)	**2011**	**2010**	**2009**
Gain on foreign exchange contracts designated as cash flow hedges	$ 2,917	$ 2,282	$ 4,505

Effect of Non-Designated Derivative Contracts on the Consolidated Statements of Operations

The effect of non-designated derivative contracts under the Derivatives and Hedging Topic of the FASB ASC on results of operations recognized in Interest and other income (expense), net in the Consolidated statements of operations was as follows:

(in thousands)	Fiscal Year Ended March 31, 2011	2010	2009
Gain (loss) on foreign exchange contracts	$ (1,800)	$ (996)	$ 5,590

15. RESEARCH AND DEVELOPMENT GRANTS

As of March 31, 2011, the Company has received approximately $1.1 million in Mexican government grant funds that are designated for use in various research and development activities. The Company's accounting policy is to offset research and development expenses or reduce the cost basis of capital expenditures as incurred against the funds received, depending upon the terms of the grant. During the year ended March 31, 2011, the Company utilized all of these funds against research and development expenses and capital expenditures.

16. INCOME TAXES

Income tax expense from continuing operations for fiscal years 2011, 2010 and 2009 consisted of the following:

(in thousands)	Fiscal Year Ended March 31, 2011	2010	2009
Current:			
Federal	$ 22,601	$ 17,761	$ 6,140
State	1,077	2,290	2,452
Foreign	5,888	7,241	4,739
Total current provision for income taxes	29,566	27,292	13,331
Deferred:			
Federal	475	(2,841)	1,323
State	1,262	(199)	(1,603)
Foreign	110	35	(476)
Total deferred benefit for income taxes	1,847	(3,005)	(756)
Income tax expense from continuing operations	$ 31,413	$ 24,287	$ 12,575

The components of income from continuing operations before income taxes for fiscal years 2011, 2010 and 2009 are as follows:

(in thousands)	Fiscal Year Ended March 31, 2011	2010	2009
United States	$ 75,426	$ 51,392	$ 32,671
Foreign	65,230	49,348	25,246
Income from continuing operations before income taxes	$ 140,656	$ 100,740	$ 57,917

The following is a reconciliation between statutory federal income taxes and the income tax expense from continuing operations for fiscal years 2011, 2010 and 2009:

(in thousands)	Fiscal Year Ended March 31,		
	2011	2010	2009
Tax expense at statutory rate	$ 49,229	$ 35,259	$ 20,272
Foreign operations taxed at different rates	(16,308)	(11,166)	(4,546)
State taxes, net of federal benefit	2,340	2,091	849
Research and development credit	(3,234)	(1,383)	(3,117)
Other, net	(614)	(514)	(883)
Income tax expense from continuing operations	$ 31,413	$ 24,287	$ 12,575

The effective tax rate for fiscal years 2011, 2010 and 2009 was 22.3%, 24.1%, and 21.7% respectively. The effective tax rate for fiscal 2011 is lower than the previous year due primarily to the increased benefit from the U.S. federal research tax credit in fiscal 2011 as the credit was reinstated in December 2010 retroactively to January 1, 2010; the effective tax rate for fiscal 2011 includes the impacts of credits earned in the fourth quarter of fiscal 2010.

In comparison to fiscal 2009, the increase in the effective tax rate for fiscal 2010 was due primarily to the incremental benefit associated with the release of a higher amount of tax reserves resulting from the lapse of the statute of limitations in certain jurisdictions in fiscal 2009. In addition, the effective tax rate for fiscal 2009 included the impact of credits earned in the fourth quarter of fiscal 2008 because the U.S. federal research tax credit was reinstated in October 2008 retroactively to January 1, 2008.

The effective tax rate for fiscal years 2011, 2010 and 2009 differs from the statutory rate due to the impact of foreign operations taxed at different statutory rates, income tax credits, state taxes, and other factors. The future tax rate could be impacted by a shift in the mix of domestic and foreign income, tax treaties with foreign jurisdictions, changes in tax laws in the U.S. or internationally or a change in estimate of future taxable income which could result in a valuation allowance being required.

Permanently reinvested foreign earnings were approximately $433.4 million at March 31, 2011. The determination of the tax liability that would be incurred if these amounts were remitted back to the U.S. is not practical.

Deferred tax assets and liabilities represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of our deferred tax assets and liabilities as of March 31, 2011 and 2010 are as follows:

	March 31,	
(in thousands)	2011	2010
Accruals and other reserves	$ 9,850	$ 8,316
Net operating loss carry forward	5,095	2,833
Stock compensation	5,519	7,946
Other deferred tax assets	4,417	4,553
Valuation allowance	(5,274)	(1,399)
Total deferred tax assets	19,607	22,249
Deferred gains on sales of properties	(1,954)	(2,033)
Purchased intangibles	(323)	(1,288)
Unremitted earnings of certain subsidiaries	(3,064)	(2,486)
Fixed asset depreciation	(4,244)	(3,619)
Other deferred tax liabilities	(2,199)	(2,463)
Total deferred tax liabilities	(11,784)	(11,889)
Net deferred tax assets	$ 7,823	$ 10,360

The Company evaluates its deferred tax assets including a determination of whether a valuation allowance is necessary based upon its ability to utilize the assets using a more likely than not analysis. Deferred tax assets are only recorded to the extent that they are realizable based upon past and future income. The Company has a long established earnings history with taxable income in its carryback years and forecasted future earnings. The Company has concluded that except for the specific items discussed below, no valuation allowance is required.

In fiscal 2010, the Company established a valuation allowance of $1.4 million. Of this allowance, $0.8 million was established due to a change in position for permanently reinvesting accumulated earnings of certain foreign subsidiaries where recognition of the tax benefit is uncertain; this allowance was subsequently released in fiscal 2011. The remaining $0.6 million of the 2010 valuation allowance was attributable to the net operating losses of two foreign subsidiaries where there is an insufficient history of earnings to support realization of the deferred tax asset; in fiscal 2011, this valuation allowance was increased to $2.5 million. Also in fiscal 2011, the Company recorded a valuation allowance of $2.8 million which is attributable to research incentives of a foreign subsidiary where utilization of the incentive is uncertain.

The impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized unless it has a greater than 50% likelihood of being sustained. As of March 31, 2011, 2010 and 2009, the Company had $10.5 million, $11.2 million and $11.1 million, respectively, of unrecognized tax benefits. The unrecognized tax benefits as of the end of fiscal 2011 would favorably impact the effective tax rate in future periods if recognized.

A reconciliation of the change in the amount of gross unrecognized income tax benefits for the periods is as follows:

	March 31,		
(in thousands)	**2011**	**2010**	**2009**
Balance at beginning of period	$ 11,201	$ 11,090	$ 12,436
Increase (decrease) of unrecognized tax benefits related to prior years	(960)	100	(155)
Increase of unrecognized tax benefits related to the current year	2,185	2,016	2,205
Reductions to unrecognized tax benefits related to lapse of applicable statute of limitations	(1,968)	(2,005)	(3,396)
Balance at end of period	$ 10,458	$ 11,201	$ 11,090

The Company's continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The interest related to unrecognized tax benefits as of March 31, 2011 and 2010 is approximately $1.7 million, compared to $1.6 million as of fiscal 2009. No penalties have been accrued.

Although the timing and outcome of income tax audits is highly uncertain, it is possible that certain unrecognized tax benefits may be reduced as a result of the lapse of the applicable statutes of limitations in federal, state, and foreign jurisdictions within the next twelve months. Currently, the Company cannot reasonably estimate the amount of reductions, if any, during the next twelve months. Any such reduction could be impacted by other changes in unrecognized tax benefits.

The Company and its subsidiaries are subject to taxation in various foreign and state jurisdictions as well as in the U.S. The Company is no longer subject to U.S. federal tax examinations by tax authorities for tax years prior to 2008. The Company is under examination by the California Franchise Tax Board for its 2007 and 2008 tax years. Foreign income tax matters for material tax jurisdictions have been concluded for tax years prior to fiscal 2005, except for the United Kingdom which has been concluded for tax years prior to fiscal 2009.

17. COMPUTATION OF EARNINGS (LOSS) PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

(in thousands, except earnings per share data)	Fiscal Year Ended March 31, 2011	2010	2009 [1]
Income from continuing operations, net of tax	$ 109,243	$ 76,453	$ 45,342
Loss on discontinued operations, net of tax	—	(19,075)	(110,241)
Net income (loss)	$ 109,243	$ 57,378	$ (64,899)
Weighted average shares-basic	47,713	48,504	48,589
Dilutive effect of employee equity incentive plans	1,631	827	358
Weighted average shares-diluted	49,344	49,331	48,947
Earnings (loss) per common share			
Basic			
Continuing operations	$ 2.29	$ 1.58	$ 0.93
Discontinued operations	—	(0.39)	(2.27)
Net income (loss)	$ 2.29	$ 1.18	$ (1.34)
Diluted			
Continuing operations	$ 2.21	$ 1.55	$ 0.93
Discontinued operations	—	(0.39)	(2.25)
Net income (loss)	$ 2.21	$ 1.16	$ (1.33)
Potentially dilutive securities excluded from earnings per diluted share because their effect is anti-dilutive	1,606	4,902	7,521

[1] As originally reported in fiscal 2009, potentially dilutive common shares attributable to employee stock plans diluted shares were excluded from the diluted share calculation as they would have been anti-dilutive and would have reduced the net loss per share; however, as a result of reporting our AEG segment as discontinued operations, the anti-dilution of these potentially dilutive common shares is now based on income from continuing operations as compared to net income (loss) and are now included in the shares used in diluted per share calculation.

18. GEOGRAPHIC INFORMATION

Plantronics designs, manufactures, markets and sells headsets for business and consumer applications, and other specialty products for the hearing impaired. With respect to headsets, it makes products for use in offices and contact centers, with mobile and cordless phones, and with computers and gaming consoles. Major product categories include "Office and Contact Center", which includes corded and cordless communication headsets, audio processors, and telephone systems; "Mobile", which includes *Bluetooth* and corded products for mobile phone applications; "Gaming and Computer Audio", which includes PC and gaming headsets; and "Clarity", which includes specialty telephone products marketed for hearing impaired individuals.

The following table presents Net revenues by product group:

(in thousands)	Fiscal Year Ended March 31, 2011	2010	2009
Net revenues from unaffiliated customers:			
Office and Contact Center	$ 490,472	$ 404,397	$ 429,669
Mobile	137,530	149,756	187,419
Gaming and Computer Audio	36,736	39,260	34,052
Clarity	18,864	20,424	23,450
Total net revenues	$ 683,602	$ 613,837	$ 674,590

The following table presents Net revenues by geography:

(in thousands)	Fiscal Year Ended March 31, 2011	2010	2009
Net revenues from unaffiliated customers:			
United States	$ 400,292	$ 378,119	$ 424,290
Europe, Middle East and Africa	169,521	148,070	162,697
Asia Pacific	62,697	46,494	41,846
Americas, excluding United States	51,092	41,154	45,757
Total International net revenues	283,310	235,718	250,300
Total net revenues	$ 683,602	$ 613,837	$ 674,590

No customer accounted for 10% or more of total Net revenues for fiscal years 2011, 2010 and 2009, nor did any one customer account for 10% or more of Accounts receivable, net at March 31, 2011 or March 31, 2010.

The following table presents long-lived assets by geographic area on a consolidated basis:

(in thousands)	Fiscal Year Ended March 31, 2011	2010
United States	$ 65,899	$ 66,327
Mexico	7,293	7,230
Other countries	12,291	9,597
Total Long-lived assets	$ 85,483	$ 83,154

19. SUBSEQUENT EVENTS

Dividend Declaration

On May 3, 2011, the Company's Board of Directors declared a cash dividend of $0.05 per share of the Company's common stock, payable on June 10, 2011 to stockholders of record on May 20, 2011.

Accelerated Share Repurchase Program

On May 2, 2011, the Company's Board of Directors authorized the repurchase of up to 7,000,000 shares of the Company's outstanding common stock. As part of this authorization, on May 9, 2011, the Company entered into two separate Master Confirmation and Supplemental Confirmations (the "ASR Agreements") with Goldman, Sachs & Co. ("Goldman") to repurchase an aggregate of $100 million of the Company's common stock under an accelerated share repurchase program (the "ASR Program").

On May 12, 2011, the Company made a total payment of $100 million to Goldman against the delivery of shares by Goldman pursuant to the terms of the ASR Agreements, of which $50 million will be used for a collared ASR Agreement (the "Collared ASR Agreement") and $50 million of which will be used for an uncollared ASR Agreement (the "Uncollared ASR Agreement"). A majority of the shares owed to the Company by Goldman were delivered on May 23, 2011. The number of shares to ultimately be repurchased by the Company under the ASR Program will be based generally on the average daily volume-weighted average price of the Company's common stock during the term of the ASR Agreements. Purchases under the Collared ASR Agreement are subject to collar provisions that will establish minimum and maximum numbers of shares based on the average volume-weighted average share price over an initial hedge period. Pursuant to the terms of the Collared ASR Agreement, the initial hedge period for determining the minimum and maximum number of shares to be repurchased ended on May 23, 2011. The minimum has been set at 1.2 million shares and the maximum has been set at 1.5 million shares. The purchases under the Uncollared ASR Agreement are expected to be completed by January 9, 2012, although the completion date for either contract may be accelerated at Goldman's option. The actual number of shares repurchased will be determined at the completion of the ASR Program.

Credit Agreement
To augment the Company's financial flexibility as it executes on the 7,000,000 share authorization, on May 9, 2011, the Company entered into a credit agreement (the "Credit Agreement") between the Company and Wells Fargo Bank, National Association ("the Bank"). The Credit Agreement provides for a $100 million unsecured revolving credit facility. If requested by the Company and agreed to by the Bank, the Bank may increase its commitment thereunder by up to $100 million, for a total facility size of up to $200 million. At the closing of the Credit Agreement and through the filing date of this Form 10-K, the Company did not draw any funds under the facility.

Loans will bear interest at the election of the Company (x) at the Bank's announced prime rate less 1.5% per annum, (y) a daily one month LIBOR rate plus 1.10% per annum or (z) at an adjusted LIBOR rate, for a term of one, three or six months, plus 1.10% per annum. Interest on the loans is payable quarterly in arrears. In addition, the Company agreed to pay a fee equal to 0.20% per annum on the average daily unused amount of the line of credit, which fee is payable quarterly in arrears.

Principal, together with accrued and unpaid interest, is due on the maturity date, May 9, 2014. The Company may prepay the loans and terminate the commitments in whole at any time, without premium or penalty, subject to reimbursement of certain costs in the case of LIBOR loans.

SUPPLEMENTARY QUARTERLY FINANCIAL DATA
(Unaudited)

Each of the Company's fiscal years ends on the Saturday closest to the last day of March. The Company's fiscal year 2011 consists of 52 weeks. The Company's fiscal year 2010 consists of 53 weeks and the first, second and third quarters consist of 13 weeks and the fourth quarter consists of 14 weeks. Our interim fiscal quarters for the first, second, third and fourth quarter of fiscal 2011 ended on July 3, 2010, October 2, 2010, January 1, 2011 and April 2, 2011, respectively, and our interim fiscal quarters for the first, second, third and fourth quarter of fiscal 2010 ended on June 27, 2009, September 26, 2009, December 26, 2009 and April 3, 2010, respectively. For purposes of presentation, the Company has indicated its accounting fiscal year as ending on March 31 and our interim quarterly periods as ending on the last calendar day of the applicable month end.

	Quarter Ended			
	March31, 2011[1]	December 31, 2010[2]	September 30, 2010	June 30, 2010
	(in thousands, except per share data)			
Net revenues	$ 173,077	$ 181,585	$ 158,255	$ 170,685
Gross profit	$ 90,541	$ 95,808	$ 85,959	$ 89,448
Net income	$ 26,316	$ 31,552	$ 25,429	$ 25,946
Basic net income per common share[8]	$ 0.55	$ 0.66	$ 0.54	$ 0.54
Diluted net income per common share[8]	$ 0.53	$ 0.64	$ 0.52	$ 0.52
Cash dividends declared per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

	Quarter Ended			
	March31, 2010[2,3]	December 31, 2009[2]	September 30, 2009[2,4]	June 30, 2009[2,5]
	(in thousands, except per share data)			
Net revenues	$ 162,282	$ 165,935	$ 144,458	$ 141,162
Gross profit	$ 87,766	$ 80,369	$ 67,931	$ 65,004
Income from continuing operations, net of tax	$ 24,415	$ 23,203	$ 15,897	$ 12,938
Income (loss) from discontinued operations, net of tax[6]	$ (191)	$ 47	$ (16,643)	$ (2,288)
Net income (loss)[7]	$ 24,224	$ 23,250	$ (746)	$ 10,650
Basic net income (loss) per common share[8]	$ 0.50	$ 0.48	$ (0.02)	$ 0.22
Diluted net income (loss) per common share[8]	$ 0.49	$ 0.47	$ (0.02)	$ 0.22
Cash dividends declared per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

1. During the fourth quarter of fiscal 2011, the Company recognized a gain of $5.1 million upon receiving payment from a competitor to dismiss litigation involving the alleged theft of our trade secrets. In addition, the Company recorded $1.4 million in accelerated amortization expense to reflect the revised estimated useful life of an intangible asset the Company deemed to be abandoned. Also, on May 3, 2011, the Company issued a press release announcing its preliminary results for the fourth quarter of fiscal 2011. In the press release, the Company reported Net income of $27.2 million. Subsequent to the issuance of the press release, management recorded an adjustment in Interest and other income (expense), net related to penalties and interest as a result of the settlement of an indirect tax matter in Brazil, resulting in Net income of $26.3 million for the fourth quarter of fiscal 2011.

2. In March 2009, the Company announced a restructuring plan to close its ACG Suzhou, China manufacturing operations in fiscal 2010 in order to outsource manufacturing of its *Bluetooth* products to an existing supplier in China. The manufacturing facility was closed in July 2009. As a result of these activities, restructuring and other related charges of $0.6 million, $0.9 million, $0.3 million and $0.1 million were recorded as part of this action in the first, second, third and fourth quarters of fiscal 2010, respectively. The Company also recorded non-cash charges of $3.5 million and $1.7 million, respectively, in the first and second quarters of fiscal 2010 related to accelerated depreciation related to the building and equipment associated with manufacturing operations and is included in Cost of revenues. In the third quarter of fiscal 2011, the Company recorded an immaterial net gain in Restructuring and other related charges upon completion of the sale of its Suzhou facility which was classified as Assets held for sale.

[3] On May 4, 2010, the Company issued a press release announcing our preliminary results for the fourth quarter of fiscal 2010. In the press release, the Company reported Income from discontinued operations, net of tax, of $0.2 million and Net income of $24.6 million. Subsequent to the issuance of the press release, management recorded an adjustment related to its discontinued operations resulting in a Loss on discontinued operations, net of tax, of $0.2 million and Net income of $24.2 million for the fourth quarter of fiscal 2010.

[4] In the second quarter of fiscal 2010, the Company recorded non-cash impairment charges in the amount of $18.6 million on the Altec Lansing trademark and trade name, $2.8 million related to intangible assets related to customer relationships, technology and the inMotion trade name, and $3.8 million related to property, plant and equipment related to the AEG segment. These charges are included in discontinued operations.

[5] The first quarter of fiscal 2010 includes a correcting adjustment of approximately $1.3 million in Cost of revenues related to an overstatement of duty expense in prior periods, beginning in the third quarter of fiscal 2005 through the fourth quarter of fiscal 2009. The Company assessed the materiality of the error utilizing SEC Staff Accounting Bulletin No. 99, "Materiality" and SEC Staff Accounting Bulletin No. 108, "Effects of Prior Year Misstatements on Current Year Financial Statements", and determined that the impact of the correcting adjustment was not material to its projected full year results for fiscal 2010 nor did it have a material impact on amounts reported in prior periods.

[6] The Company sold Altec Lansing, its AEG segment, effective December 1, 2009 and has classified the AEG operating results, including the loss on sale, as discontinued operations for all periods presented.

[7] Net income (loss) includes the operating results from both continuing and discontinued operations.

[8] Basic and diluted earnings per share is presented on net income (loss) including both continuing and discontinued operations and are computed independently for each of the quarters presented; therefore, the sum of the quarterly basic and diluted per share information may not equal annual basic and diluted earnings per share.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with accountants on any matter of accounting principles and practices or financial disclosure.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to Plantronics' management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our disclosure controls and procedures include components of our internal control over financial reporting. Management's assessment of the effectiveness of our internal control over financial reporting is expressed at the level of reasonable assurance because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, our management has concluded that, our internal control over financial reporting was effective as of April 2, 2011. The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an audit report on our internal control over financial reporting which appears on page 46 of this Form 10-K.

Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting during the fourth quarter of fiscal 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information regarding the identification and business experience of our directors under the captions "Nominees" and "Business Experience of Directors" under the main caption "Proposal One – Election of Directors" in our definitive 2011 Proxy Statement for the annual meeting of stockholders to be held on or about August 5, 2011 ("2011 Proxy Statement"), expected to be filed with the Securities and Exchange Commission on or about June 22, 2011 is incorporated in this Item 10 by reference. For information regarding the identification and business experience of our executive officers, see "Employees" at the end of Item 1 in Part I of this Annual Report on Form 10-K. Information regarding the standing audit committee and names of the financial expert(s) in the audit committee, under the caption "Corporate Governance" subhead "Audit Committee" in our 2011 Proxy Statement is incorporated into this Item 10 by reference. Information concerning filing requirements applicable to our executive officers and directors under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2011 Proxy Statement is incorporated into this Item 10 by reference.

Code of Ethics

Plantronics has adopted a Code of Conduct (the "Code"), which applies to all Plantronics' employees, including directors and officers. The Code is posted on the Plantronics' corporate website under the Corporate Governance section of Investor Relations portal (www.plantronics.com). We intend to disclose future amendments to the Code, or any waivers of such provisions granted to executive officers and directors, on this web site within four business days following the date of such amendment or waiver.

Stockholders may request a free copy of the Code from our Investor Relations department as follows:

Plantronics, Inc.
345 Encinal Street
Santa Cruz, California 95060
Attn: Investor Relations
(831) 426-5858

Corporate Governance Guidelines

Plantronics has adopted the Corporate Governance Guidelines, which are available on Plantronics' website under the Corporate Governance section of the Investor Relations portal (www.plantronics.com). Stockholders or any interested party may request a free copy of the Corporate Governance Guidelines from the address and phone numbers set forth above under "*Code of Ethics.*"

ITEM 11. EXECUTIVE COMPENSATION

The information required under this item is included under the captions "Executive Compensation", "Compensation of Directors", "Report of the Compensation Committee of the Board of Directors" and "Compensation Committee Interlocks and Insider Participation" in our 2011 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is included under the captions "Equity Compensation Plan Information" under the main caption "Proposal Two – Approval of Amendments to the 2003 Stock Plan", and "Security Ownership of Principal Stockholders and Management" under the main caption "Additional Information" in our 2011 Proxy Statement and is incorporated into this Item 12 by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is included under the caption "Corporate Governance" subhead "Director Independence" in the 2011 Proxy Statement and is incorporated into this Item 13 by this reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is included under the caption "Proposal Four - Ratification of Appointment of Independent Registered Public Accounting Firm" in our 2011 Proxy Statement and is incorporated in this Item 14 by this reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) **Financial Statements.** The following consolidated financial statements and supplementary information and Report of Independent Registered Public Accounting Firm are included in Part II of this Report.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(2) **Financial Statement Schedules.**

PLANTRONICS, INC.
SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(in thousands)

	Balance at Beginning of Year	Charged to Expenses or Other Accounts	Deductions	Balance at End of Year
Provision for doubtful accounts and sales allowances:				
Year ended March 31, 2011	$ 2,279	$ (8)	$ (1,320)	$ 951
Year ended March 31, 2010	4,011	(243)	(1,489)	2,279
Year ended March 31, 2009	2,348	2,698	(1,035)	4,011
Provision for returns:				
Year ended March 31, 2011	$ 13,812	$ 21,910	$ (25,285)	$ 10,437
Year ended March 31, 2010	7,592	30,417	(24,197) [1]	13,812
Year ended March 31, 2009	9,874	25,731	(28,013)	7,592
Provision for promotions, rebates and other:				
Year ended March 31, 2011	$ 13,780	$ 36,885	$ (40,205)	$ 10,460
Year ended March 31, 2010	22,961	41,237	(50,418) [1]	13,780
Year ended March 31, 2009	27,896	49,471	(54,406)	22,961
Warranty reserves:				
Year ended March 31, 2011	$ 11,006	$ 14,769	$ (14,759)	$ 11,016
Year ended March 31, 2010	12,424	14,482	(15,900) [1]	11,006
Year ended March 31, 2009	10,441	21,595	(19,612)	12,424

[1] Deductions include the following amounts assumed by the purchaser as part of the sale of Altec Lansing on December 1, 2009:

Provision for returns	$ (1,440)
Provision for promotions, rebates and other	$ (3,284)
Warranty reserves	$ (383)

All other schedules have been omitted because the required information is not present or not present in the amounts sufficient to require submission of the schedule or because the information required is included in the consolidated financial statements or notes thereto.

3. Exhibits. See Item 15(b) below.

(b) Exhibits

We have filed, or incorporated by reference into this Report, the exhibits listed on the accompanying Index to Exhibits immediately following the signature page of this Form 10-K.

(c) Financial Statement Schedules

See Items 8 and 15(a) (2) above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

May 31, 2011

PLANTRONICS, INC.

By:	/s/ Ken Kannappan
Name:	Ken Kannappan
Title:	*Chief Executive Officer*

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That the undersigned officers and directors of Plantronics, Inc., a Delaware corporation, do hereby constitute and appoint Ken Kannappan and Barbara Scherer, or either of them, the lawful attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ken Kannappan (Ken Kannappan)	President, Chief Executive Officer and Director (Principal Executive Officer)	May 31, 2011
/s/ Barbara Scherer (Barbara Scherer)	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 31, 2011
/s/ Marv Tseu (Marv Tseu)	Chairman of the Board and Director	May 31, 2011
/s/ Brian Dexheimer (Brian Dexheimer)	Director	May 31, 2011
/s/ Gregg Hammann (Gregg Hammann)	Director	May 31, 2011
/s/ John Hart (John Hart)	Director	May 31, 2011
/s/ Marshall Mohr (Marshall Mohr)	Director	May 31, 2011
/s/ Roger Wery (Roger Wery)	Director	May 31, 2011

EXHIBITS INDEX

Exhibit Number	Exhibit Description	Incorporation by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.1	Asset Purchase Agreement, dated October 2, 2009, by and among Plantronics, Inc., Plantronics, B.V., and Audio Technologies Acquisition, LLC.	10-Q	001-12696	2.1	1/27/2010	
2.1.1	First Amendment to Asset Purchase Agreement, dated November 30, 2009, by and among Plantronics, Inc., Plantronics, B.V., Altec Lansing, LLC (f/k/a Audio Technologies Acquisition, LLC) and Audio Technologies Acquisition B.V.	10-Q	001-12696	2.1.1	1/27/2010	
2.1.2	Side Letter, dated January 8, 2010, to the Asset Purchase Agreement, dated October 2, 2009, by and among Plantronics, Inc., Plantronics, B.V., and Audio Technologies Acquisition, LLC., as amended by that certain First Amendment to Asset Purchase Agreement, dated November 30, 2009, by and among Plantronics, Inc., Plantronics, B.V., Altec Lansing, LLC (f/k/a Audio Technologies Acquisition, LLC), and Audio Technologies Acquisition B.V.	10-Q	001-12696	2.1.2	1/27/2010	
2.1.3	Side Letter, dated February 15, 2010, to the Asset Purchase Agreement, dated October 2, 2009, by and among Plantronics, Inc., Plantronics, B.V., and Audio Technologies Acquisition, LLC., as amended by that certain First Amendment to Asset Purchase Agreement, dated November 30, 2009, by and among Plantronics, Inc., Plantronics, B.V., Altec Lansing, LLC (f/k/a Audio Technologies Acquisition, LLC), and Audio Technologies Acquisition B.V.	10-K	001-12696	2.1.3	6/1/2010	
3.1.1	Amended and Restated By-Laws of the Registrant	8-K	001-12696	3(ii)	1/20/2009	
3.2.1	2009 Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of Delaware on January 20, 2009	8-K	001-12696	3(i)	1/20/2009	
3.3	Registrant's Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock filed with the Secretary of State of the State of Delaware on April 1, 2002	8-A	001-12696	3.6	3/29/2002	
4.1	Preferred Stock Rights Agreement, dated as of March 13, 2002 between the Registrant and Equiserve Trust Company, N.A., including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively	8-A	001-12696	4.1	3/29/2002	
10.1*	Indemnification Agreement between the Registrant and certain directors and executives	10-K	001-12696	10.2	5/31/2005	
10.2.2*	Executive Incentive Plan, dated May 8, 2009, as Amended September 10, 2010	8-K	001-12696	10.1	9/16/2010	
10.3.1	Lease Agreement dated May 2004 between Finsa Portafolios, S.A. DE C.V.and Plamex, S.A. de C.V., a subsidiary of the Registrant, for premises located in Tijuana, Mexico (translation from Spanish original)	10-Q	001-12696	10.5.1	8/6/2004	
10.3.2	Lease Agreement dated May 2004 between Finsa Portafolios, S.A. DE C.V.and Plamex, S.A. de C.V., a subsidiary of the Registrant, for premises located in Tijuana, Mexico (translation from Spanish original)	10-Q	001-12696	10.5.2	8/6/2004	
10.4	Lease dated December 7, 1990 between Canyge Bicknell Limited and Plantronics Limited, a subsidiary of the Registrant, for premises located in Wootton Bassett, The United Kingdom	S-1		10.32	10/20/1993	

Exhibit Number	Exhibit Description	Incorporation by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.5*	Amended and Restated 2003 Stock Plan	8-K	001-12696	10.1	7/29/2010	
10.6*	1993 Stock Option Plan	10-K	001-12696	10.8	6/21/2002	
10.7.1*	1993 Director Stock Option Plan	S-1		10.29	10/20/1993	
10.7.2*	Amendment to the 1993 Director Stock Option Plan	S-8	333-14833	4.4	10/25/1996	
10.7.3*	Amendment No. 2 to the 1993 Director Stock Option Plan	10-K	001-12696	10.9(a)	6/1/2001	
10.7.4 *	Amendment No. 3 to the 1993 Director Stock Option Plan	10-K	001-12696	10.9(b)	6/1/2001	
10.7.5*	Amendment No. 4 to the 1993 Director Stock Option Plan	10-K	001-12696	10.9.5	6/21/2002	
10.8.1*	Plantronics, Inc. 2002 Amended and Restated Employee Stock Purchase Plan, effective as of July 29, 2009, as approved by the Plantronics Board of Directors on January 14, 2010	10-K	001-12696	10.9.1	6/1/2010	
10.8.2	Trust Agreement Establishing the Plantronics, Inc. Annual Profit Sharing/Individual Savings Plan Trust	S-8	333-19351	4.3	1/7/1997	
10.9.1*	Plantronics, Inc. Basic Deferred Compensation Plan, as amended August 8, 1996	S-8	333-19351	4.5	3/25/1997	
10.9.2	Trust Agreement Under the Plantronics, Inc. Basic Deferred Stock Compensation Plan	S-8	333-19351	4.6	3/25/1997	
10.9.3	Plantronics, Inc. Basic Deferred Compensation Plan Participant Election	S-8	333-19351	4.7	3/25/1997	
10.10.1*	Second Amended and Restated Employment Agreement dated on November 17, 2009 between Registrant and Ken Kannappan	10-K	001-12696	10.11.1	6/1/2010	
10.10.2*	Employment Agreement dated as of November 1996 between Registrant and Don Houston	10-K	001-12696	10.14.2	6/2/2003	
10.10.3*	Employment Agreement dated as of March 1997 between Registrant and Barbara Scherer	10-K	001-12696	10.14.4	6/2/2003	
10.10.4*	Employment Agreement dated as of June 2003 between Registrant and Philip Vanhoutte	10-K	001-12696	10.12.4	5/31/2005	
10.10.5*	Form of Change of Control Severance Agreement, dated on or about January 26, 2009, between Registrant, Barbara Scherer, Don Houston, Rich Pickard and Renee Niemi	8-K	001-12696	10.1	1/30/2009	
10.11	Standby Letter of Credit Agreement dated as of March 31, 2009 between Registrant, Plantronics BV and Wells Fargo Bank N.A.	10-K	001-12696	10.13.6	5/26/2009	
10.12**	Second Amended and Restated Development and Manufacturing Agreement, dated March 20, 2009, between Plantronics, B.V., and GoerTek, Inc.	10-K	001-12696	10.15	5/26/2009	
10.13	Contract for the Transfer of Factory Building and the Land-Use Right, Dated July 23, 2010	10-Q	001-12696	10.1	11/4/2010	
21	Subsidiaries of the Registrant					X
23	Consent of Independent Registered Public Accounting Firm					X

Exhibit Number	Exhibit Description	Incorporation by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
24	Power of Attorney – Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K.)					
31.1	Certification of the President and CEO Pursuant to Rule 13a-14 (a)/15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Senior VP, Finance and Administration, and CFO Pursuant to Rule 13a-14(a)/15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101 INS***	XBRL Instance Document					X
101 SCH***	XBRL Taxonomy Extension Schema Document					X
101 CAL***	XBRL Taxonomy Extension Calculation Linkbase Document					X
101 LAB***	XBRL Taxonomy Extension Label Linkbase Document					X
101 PRE***	XBRL Taxonomy Extension Presentation Linkbase Document					X
101 DEF***	XBRL Taxonomy Definition Linkbase Document					X
*	Indicates a management contract or compensatory plan, contract or arrangement in which any Director or any Executive Officer participates.					
**	Confidential treatment has been granted with respect to certain portions of this Exhibit.					
****	In accordance with Rule 406T of Reguation S-T, the information in these exhibits is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, is deemed not filed for purposed of Section 18 of the Exchange Act of 1934, and othewise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.					

Plantronics Stock Performance

Set forth below is a line graph comparing the annual percentage change in the cumulative return to the stockholders of Plantronics common stock with the cumulative return of the NYSE Stock Market index and a peer group index for the period commencing on the morning of April 1, 2006 and ending on April 2, 2011. The information contained in the performance graph shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Exchange Act, except to the extent that Plantronics specifically incorporates it by reference into such filing.

The graph assumes that $100 was invested on the morning of April 1, 2006 in Plantronics common stock and in each index (based on prices from the close of trading on March 31, 2006), and that dividends, if any, were reinvested. The measurement date used is the last day of the Company's fiscal year for each period shown.

Past performance is no indication of future value and stockholder returns over the indicated period should not be considered indicative of future returns.

	4/1/06	3/31/07	3/29/08	3/28/09	4/3/10	4/2/11
Plantronics, Inc.	100.00	67.38	54.95	34.78	91.91	108.20
NASDAQ/NYSE Amex/NYSE (US Companies) Index	100.00	111.43	107.62	66.30	101.48	119.25
NASDAQ/NYSE Amex/NYSE Stocks (SIC3660-3669 US Comp) Communications Equipment	100.00	99.06	88.40	64.51	92.69	92.21


Comparison of 5 Year Cumulative Total Return*
Among Plantronics, Inc., the NASDAQ/NYSE Amex/NYSE (US Companies) Index,
and NASDAQ/NYSE Amex/NYSE (SIC3660-3669 US Comp) Communications Equipment
$140
$120
$100
$80
$60
$40
$20
$0
4/1/06
3/31/07
3/29/08
3/28/09
4/3/10
4/2/11
Plantronics, Inc.,
NASDAQ/NYSE Amex/NYSE (US Companies) Index
NASDAQ/NYSE Amex/NYSE (SIC3660-3669 US Comp) Communications Equipment

*$100 invested on 4/1/06 in stock or 3/31/06 in index, including reinvestments of dividends. Indexes calculated on month-end basis

Plantronics Board of Directors

Marv Tseu	COO, Exponential Interactive, Inc.
Ken Kannappan	President and Chief Executive Officer of Plantronics, Inc.
Brian Dexheimer	Formerly President, Consumer Solutions, Seagate Technology
Gregg Hammann	Acting CEO, Power Plate North America, Inc, and President and CEO, Action Advisors
John Hart	Formerly Senior Vice President and Chief Technology Officer of 3Com Corporation
Marshall Mohr	Senior Vice President and Chief Financial Officer of Intuitive Surgical, Inc.
Roger Wery	Director, PRTM

Plantronics Executive Team

Ken Kannappan	President, Chief Executive Officer, and Director
Joe Burton	Senior Vice President and Chief Technology Officer
Donald Houston	Senior Vice President, Sales
Barry Margerum	Chief Strategy Officer
Renee Niemi	Senior Vice President, Communications Solutions
Barbara Scherer	Senior Vice President, Finance and Administration and Chief Financial Officer
Carsten Trads	President, Clarity
Ingrid Van Den Hoogen	Senior Vice President and Chief Marketing Officer
Philip Vanhoutte	Managing Director, Europe, Middle East and Africa
Patricia Wadors	Senior Vice President, Human Resources
Larry Wuerz	Senior Vice President, Worldwide Operations

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Plantronics Corporate Information

Corporate Headquarters
345 Encinal Street
Santa Cruz, California 95060
Phone (831) 426-5858
Fax (831) 426-6098
www.plantronics.com

New York Stock Exchange Certification
Plantronics annual CEO Certification to the New York Stock Exchange for the previous year was submitted on August 19, 2010.

Registrar and Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com

Independent Accountants
PricewaterhouseCoopers LLP
San Jose, California

Outside Corporate Counsel
Wilson Sonsini Goodrich & Rosati
Palo Alto, California

Please direct inquires to:
Investor Relations
Plantronics, Inc.
345 Encinal Street
Santa Cruz, California 95060
Phone (831) 458-4412
E-mail:
investorrelations@plantronics.com

Annual Report and Form 10-K
Publications of interest to current and potential Plantronics investors are available without charge upon request to the Plantronics Investor Relations department, and can be found at plantronics.com. These publications include annual reports, forms 10-K and 10-Q filed with the Securities and Exchange Commission, and financial earnings press releases.

Annual Meeting
The annual meeting of Plantronics stockholders will be held:
Friday, August 5, 2011
10 a.m., Pacific Daylight Time
Plantronics, Inc. Headquarters
345 Encinal Street
Santa Cruz, California 95060

Company Background
Plantronics, Inc. is a global leader in audio communications for businesses and consumers. In addition, we manufacture and market, under our Clarity brand, specialty communications products for the hearing impaired.

Our products are used by every company in the Fortune 100, as well as 911 dispatch, U.S. air traffic control and the New York Stock Exchange. We have been featured in numerous films and high-profile events, and in 1969 we helped make history when the first words transmitted from the moon were spoken through a Plantronics headset worn by Neil Armstrong. Our innovative products provide exceptional sound quality and an intuitive communications experience so you can simply communicate. Plantronics headsets are widely used with cell phones, in contact centers, in the office, in the home, for applications such as Unified Communications (UC), with Voice over Internet Protocol (VoIP), for gaming, and for other specialty applications.

Plantronics is a publicly traded company (NYSE: PLT) headquartered in Santa Cruz, California, with major facilities in Mexico, Tennessee, England, and the Netherlands. Our products are sold and supported through a worldwide network of authorized Plantronics partners, and are available through retail and consumer electronics stores. More information is available at www.plantronics.com.

This annual report to Stockholders contains forward-looking statements; actual results could differ materially. Risk factors that could cause actual results to differ are set forth in the "Risk Factors" section and throughout our Annual Report on Form 10-K for fiscal year 2011, which is included in this annual report.

plantronics®


50
YEARS
OF INNOVATION
plantronics